As submitted confidentially to the Securities and Exchange Commission on December 27, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZOE'S KITCHEN, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	51-0653504 (I.R.S. Employer Identification Number)

5700 Granite Parkway
Granite Park Building #2, Suite 455
Plano, Texas 75024
(205) 414-9920
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jason Morgan
Chief Financial Officer
5700 Granite Parkway
Granite Park Building #2, Suite 455
Plano, Texas 75024
(205) 414-9920
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Marc Jaffe, Esq. Ian Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of any additional shares of common stock that the underwriters have the option to purchase.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

SUBJECT TO COMPLETION DATED                             , 2014

PRELIMINARY PROSPECTUS

                      Shares

Zoe's Kitchen, Inc.

Common Stock

We are offering                      shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect our initial public offering price to be between $               and $               per share. We intend to apply to list our common stock on the                      under the symbol "               ."

We are an "emerging growth company" as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

Investing in our common stock involves a high degree of risk. Please read "Risk Factors" beginning on page 18 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We refer you to "Underwriting" beginning on page 121 of this prospectus for additional information regarding total underwriters compensation.

Delivery of the shares of common stock is expected to be made on or about                      , 2014. We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional                      shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts payable by us will be $               , and the total proceeds to us, before expenses, will be $               .

Jefferies                              Piper Jaffray                              Baird

Prospectus dated                      , 2014

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET, RANKING AND OTHER INDUSTRY DATA

This prospectus contains industry and market data, forecasts and projections that are based on internal data and estimates, independent industry publications, reports by market research firms or other published independent sources. In particular, we have obtained information regarding the restaurant industry, including sales and revenue growth in the fast casual segment of the restaurant industry, from Technomic Inc. ("Technomic"), a national consulting market research firm. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis.

We believe these data to be reliable as of the date of this prospectus, but there can be no assurance as to the accuracy or completeness of such information. We have not independently verified the market and industry data obtained from these third-party sources. Our internal data and estimates are based upon information obtained from trade and business organizations, other contacts in the markets in which we operate and our management's understanding of industry conditions. Such information has not been verified by any independent sources. You should carefully consider the inherent risks and uncertainties associated with the market and other industry data contained in this prospectus.

BASIS OF PRESENTATION

We operate on a 52- or 53-week fiscal year that ends on the last Monday of the calendar year. All fiscal years presented herein consist of 52 weeks, with the exception of the fiscal year ended December 31, 2012, which consists of 53 weeks. Our first fiscal quarter consists of 16 weeks and each of our second, third and fourth fiscal quarters consist of 12 weeks, except for a 53-week year when the fourth quarter has 13 weeks. We refer to our fiscal years presented in this prospectus as 2012, 2011, 2010, 2009 and 2008. References to periods in this prospectus refer to a four week reporting period, except for the thirteenth period of a 53-week year, which would contain five weeks. References to comparable restaurant sales in this prospectus refer to comparable restaurant sales in our Company-owned restaurants which have been open for 18 consecutive periods or longer. References to average unit volumes ("AUVs") in this prospectus refer to average unit volumes at our Company-owned restaurants that have been open for a trailing 52-week period or longer. For purposes of both the comparable restaurant sales and AUV calculations the fifty-third week in 2012 has been excluded. References to customer traffic in this prospectus refer to non-catering entrée counts, including non-catering menu items intended for consumption by multiple guests, such as the Company's "Dinner for Four" offerings, which are counted as multiple entrées. References to per customer spend in this prospectus refer to total restaurant sales (excluding all catering related sales) divided by total customer traffic.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own the trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

ii

PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See "Forward-Looking Statements."

In this prospectus, unless the context requires otherwise, references to "Zoës Kitchen," "Zoës," "the Company," "we," "our," or "us" refer to Zoe's Kitchen, Inc., the issuer of the common stock offered hereby, and its consolidated subsidiaries.

Our Company

Born in the Mediterranean. Raised in the South. Bringing Mediterranean Mainstream.

Zoës Kitchen is a high growth, fast casual restaurant concept serving a distinct menu of fresh, wholesome, Mediterranean-inspired dishes delivered with Southern hospitality. Founded in 1995 by Zoë and Marcus Cassimus in Birmingham, Alabama, Zoës Kitchen is a natural extension of Zoë Cassimus' lifetime passion for cooking wholesome, made from scratch Mediterranean meals for family and friends. Since opening our first restaurant, we have never wavered from our commitment to make our food fresh daily and to serve our customers in a warm and welcoming environment.

We believe our brand delivers on our customers' desire for freshly-prepared food, convenient, unique and high-quality experiences and their passion for life. As a result, we have delivered strong growth in restaurant count, comparable restaurant sales, AUVs, revenues and Adjusted EBITDA. We have grown from 21 restaurants across seven states, including five franchised locations, in 2008 to 102 restaurants across 15 states, including eight franchised locations, as of December 15, 2013, representing a compound annual growth rate ("CAGR") of 37.5%. Our Company-owned restaurants have generated 15 consecutive fiscal quarters of positive comparable restaurant sales growth, due primarily to increases in customer traffic, which we believe demonstrates our growing brand equity. We have grown our Company-owned restaurant AUVs from approximately $1.1 million in 2009 to approximately $1.5 million for the 52-week period ending October 7, 2013, representing an increase of 34.5% over that time period. From 2009 to 2012, our total revenue increased from $20.8 million to $79.7 million and Adjusted EBITDA increased from $0.9 million to $9.2 million. We generated a net loss of $2.8 million and $0.3 million in 2009 and 2012, respectively. For a reconciliation of Adjusted EBITDA, a non-GAAP term, to net income, see "Summary Historical Consolidated Financial and Other Data."

Total Restaurants at End of Fiscal Year	Comparable Restaurant Sales Growth	Average Unit Volumes (Dollars in thousands)

(1)
Through October 7, 2013.
(2)
For the 52-week period ended October 7, 2013.

Our Concept

Delivering Goodness in the Communities We Serve.

The word "zoë," which means "life" in Greek, is embraced in every aspect of the Zoës Kitchen culture and is a key component of our success. We describe it as "delivering goodness to our customers, from the inside out" by: (i) offering a differentiated menu of simple, tasty and fresh Mediterranean cuisine complemented with several Southern staples; (ii) extending genuine Southern hospitality with personality, including food delivered to your table; (iii) providing an inviting, cosmopolitan, casual-chic environment in our restaurants; and (iv) delivering an outstanding catering experience for business and social events. Our menu offers wholesome, high-quality meals made from scratch using fresh produce and proteins that are predominantly preservative- and additive-free, including appetizers, soups, salads, pitas, sandwiches and kabobs. We believe our team members are a reflection of our customers—educated, active and passionate—and embrace our culture of providing engaging, attentive service, which we believe helps drive brand advocacy. We believe we deliver a compelling value proposition by offering flavorful food that our customers feel good about eating and providing friendly customer service in a warm, inviting atmosphere, all for an average per customer spend of $9.48 for the forty weeks ended October 7, 2013. Our food, including both hot and cold items, is well suited for catering to a variety of business and social occasions, and we believe our strong catering offering is a significant competitive differentiator that generates consumer trial of our menu and provides additional opportunities for existing customers to enjoy our food off-premise. For the forty weeks ended October 7, 2013, catering represented approximately 17% of our revenue.

We believe we provide an emotional connection to our target customer—educated, affluent women and their families—who represent approximately 70% of our customer visits, based on internal estimates and third-party data. We believe our customers value the time we give back to them to spend with family and friends to fuel a balanced and active lifestyle. We promote our brand as an extension of our customers' own kitchens, with made from scratch, high-quality food inspired by family recipes that are appealing during both lunch and dinner, resulting in a balanced day-part mix of approximately 60% lunch and 40% dinner (excluding catering) for the forty weeks ended October 7, 2013.

Our Industry

We operate in the fast casual segment of the restaurant industry, which is one of the industry's fastest growing segments. According to Technomic, the fast casual segment generated $31 billion in sales in 2012 and is projected to grow at a CAGR of approximately 10% to $50 billion by 2017. The largest 78 fast casual restaurant concepts grew sales by 13.2% in 2012 to $24.2 billion, compared to growth of 4.9% for the 500 overall largest restaurant chains in the United States. We are the largest U.S.-based fast casual restaurant concept (by number of restaurants) featuring Mediterranean cuisine. Our differentiated menu offering fresh, wholesome, flavorful Mediterranean food delivered to your table at an average per customer spend of $9.48 for the forty weeks ended October 7, 2013 positions us to compete successfully against other fast casual concepts as well as against casual dining restaurants, providing us with a large target market.

Our Strengths

Love Life, Live Zoës!

We believe the following strengths differentiate us from competitors and serve as the foundation for continued revenue and profit growth.

Our Food—Simple. Tasty. Fresh!    We believe the Zoës Kitchen experience is driven by providing simple, tasty and fresh Mediterranean food at a compelling value to our customers. Fresh, high-quality ingredients serve as the foundation of Zoës Kitchen. Our food is made from scratch daily, and we still serve some recipes that were created in the Southern kitchen of our founder, drawing from her Greek heritage. We prepare our food by utilizing high-quality ingredients and traditional Mediterranean preparation methods such as grilling and baking. Our menu is a reflection of traditional Mediterranean cuisine, offering an abundance of fresh fruits and vegetables, fresh herbs, grains, olive oil and lean proteins. We believe the variety on our menu allows people with different preferences to enjoy a meal together.

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  Simple.  Our food is simply prepared and made to order in our scratch kitchens. Our cooking philosophy is rooted in rich traditions that celebrate food, rather than in fads or trends. From our hummus, made fresh daily and served with warm pita bread, to our fresh and flavorful salads and kabobs, we serve real food. By real food, we mean food made from simple ingredients, such as raw vegetables, fruits and legumes. We serve food the way it was prepared 100 years ago—raw, grilled or baked. Our goodness is created through the careful selection of quality, wholesome ingredients, time-honored healthy preparations inspired by Mediterranean culinary traditions, family recipes that have been passed down for generations and delivering balanced meals. This simple, flavorful approach to food allows customers the opportunity to unite flavor and wellness.

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  Tasty.  True to our heritage, the flavors in our menu are born in the Mediterranean and raised in the South. Inspired by family recipes and Zoë Cassimus' simple, fresh-from-the-garden sensibility, our menu features Mediterranean cuisine complemented with several Southern staples. We offer our customers wholesome, flavorful items such as our Mediterranean Tuna sandwich, as well as entrées such as chicken, steak and salmon kabobs and chicken and spinach roll-ups (tortillas stuffed with feta cheese, grilled chicken, sundried tomatoes and spinach), each of which is served with a choice side item such as braised rosemary white beans, rice pilaf, pasta salad, roasted vegetables or seasonal fruit. Our culinary team delivers flavorful new menu additions with seasonal ingredients allowing our customers to "Live Mediterranean." One example is our new Mediterranean Quinoa Salad where quinoa is combined with fresh broccoli, tomatoes, onions and feta cheese to deliver a nutritious entrée packed with flavor. Our commitment to fresh food, combined with our traditional Mediterranean cooking philosophy, results in food options that are full of flavor.

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  Fresh.  We seek to provide customers with flavorful menu offerings made from wholesome, high-quality food that align with our customers' lifestyles. Fresh ingredients are delivered to our kitchens, and team members wash, cut and prepare food from scratch daily. We utilize grilling as the predominant method of cooking our food, and there are no microwaves or fryers in our restaurants. We cater to a variety of dietary needs by offering vegetarian, vegan, gluten-free and our calorie conscious Simply 500TM menu selections. We aim to provide food that makes our customers feel good about themselves and their decision to choose Zoës Kitchen.

Differentiated Fast Casual Lifestyle Brand with a Desirable and Loyal Customer Base.    We believe the Zoës Kitchen brand reflects our customers' desire for convenient, unique and high-quality experiences and their passion for life, family, friends and enjoying every moment. We seek to deliver on these desires and to provide goodness to both the mind and the body by fueling our customers' active lifestyle with nutritious, high-quality food that makes them feel great from the inside out. We believe we are an aspirational brand with broad appeal that our customers embrace as a reflection of their desired self-image—active, vibrant, sophisticated, genuine, caring and passionate. As such, we believe we are able to develop emotional connections with our customer base, which results in customer advocacy and repeat visits. Based on third-party surveys, we estimate that approximately 94% of our surveyed customers intend to recommend Zoës Kitchen. We seek to strengthen our brand through grassroots marketing programs and the use of social media and technology aimed at building long-term relationships with our customers and inspiring lifelong brand advocates.

Our target customers are women with a median age of 42 and an average annual household income of over $100,000. A majority of these women are college educated, and they generally lead active lifestyles. Our target demographic represents a highly-desirable customer base with strong influence on mealtime decision-making and are strong brand advocates. We believe our customers appreciate the authenticity of our brand and the quality of our menu offerings, admire that we are still cooking meals inspired by family recipes and feel good about the food they provide to themselves and their families when choosing Zoës Kitchen.

Additionally, we believe our attractive target demographic, high repeat visit rate and our ability to draw an average of approximately 2,500 customers to each of our restaurants per week makes us a desirable tenant to landlords and developers of lifestyle centers seeking to drive traffic to complementary retail businesses.

Delivering a Contemporary Mediterranean Experience with Southern Hospitality.    We strive to provide an inviting and enjoyable customer experience through the atmosphere of our restaurants and the friendliness of our team members. Our restaurants, highlighted by our distinct Zoës Kitchen stripes drawn from the color palette of many seaside Mediterranean neighborhoods, are designed to be warm, welcoming and full of energy. Each of our restaurants has a unique layout to optimize the available space with consistent design cues that strive to balance the warmth of dark wood with contemporary, colorful and cosmopolitan casual-chic décor. Our patios, a core feature of our restaurants, are an authentic part of both our Southern and Mediterranean heritage and we believe they provide a relaxing and welcoming dining environment. We invite the community to be a part of each restaurant by showcasing local items such as artwork by the children of our customers. Overall, we seek to create a warm, inviting environment that welcomes casual conversations, family moments or quick exchanges as our customers eat and enjoy a break from their busy schedules.

True to our Southern heritage, we aim to deliver warm hospitality and attentive service whether our customers choose to dine-in, take-out or host a catered event. Our team members are a reflection of our customers—educated, active and passionate. They are the heart and soul of what we call "Southern hospitality with personality"—making sure our customers feel as welcome as they are well fed. Our team members are trained to deliver personalized service and maintain a clean and inviting atmosphere that fosters a pleasant dining experience. We offer modified table service where, after ordering at the counter, our customers' food is served at their table on china with silverware. Our team members routinely check on them throughout the meal and then bus their table, all without the need to tip. We believe the atmosphere of our restaurants and the warmth of our team members encourages repeat visits, inspires advocacy and drives increased sales.

Diverse Revenue Mix Provides Multiple Levers for Growth.    We believe our differentiated menu of both hot and cold food enables our customers to utilize our restaurant for multiple occasions throughout the day. We had a balanced day-part mix of approximately 60% lunch and 40% dinner (excluding catering), and our catering business represented approximately 17% of revenue, in each case, for the forty weeks ended October 7, 2013. We view catering as our third day-part, which helps to increase AUVs and brand awareness by introducing our concept to new customers through trial. We believe we effectively serve both small and large groups in our restaurants, as well as outside of our restaurants with our catering and home meal replacement alternatives, including our Zoës Fresh TakeTM grab-and-go coolers and our family dinner options. The availability of beer and wine in a majority of our restaurants also makes Zoës Kitchen a natural choice for dinner. We believe the breadth of our offerings provides us multiple levers to continue to drive growth.

Attractive Unit Economic Model with Proven Portability.    Our sophisticated, predictive site selection strategy and flexible new restaurant model have proven successful in markets of varying sizes as we have expanded our restaurant base utilizing in-line, end-cap and free-standing restaurant formats. We believe our strong performance across a variety of geographic areas and steady AUV growth are validation of our concept's portability. For the twelve weeks ended October 7, 2013, our top 20 performing restaurants were spread across eight different states. We have experienced consistent AUV growth across all of our restaurant vintages.

Our restaurant model is designed to generate strong cash flow, attractive restaurant-level financial results and high returns on invested capital. Our new restaurant investment model targets an average cash build-out cost of approximately $750,000, net of tenant allowances, AUVs of $1.3 million and cash-on-cash returns in excess of 30% by the end of the third full year of operation. Additionally, since the majority of our restaurant base was built in 2009 or after, we believe our restaurants are well maintained and will likely require minimal additional capital expenditures in the near term, allowing a majority of our cash flow to be available for investment in new restaurant development and other growth initiatives.

Experienced Management Team.    Our strategic vision and results-driven culture are directed by our senior management team under the leadership of Kevin Miles, who guided the growth of our Company from 22 to 102 restaurants. Mr. Miles joined Zoës Kitchen in 2009 as Executive Vice President of Operations. In 2011, he was promoted to President and Chief Operating Officer, and in 2012, he was promoted to Chief Executive Officer. Mr. Miles is a fast casual industry veteran with over 20 years of relevant experience including leadership roles at La Madeleine French Bakery and Café, Baja Fresh Mexican Grill and Pollo Campero. He directs a team of dedicated and progressive leaders who are focused on executing our business plan and implementing our growth strategy. We believe our experienced management team is a key driver of our success and positions us well for long-term revenue and profit growth.

Our Growth Strategies

Bringing Mediterranean Mainstream.

We plan to execute the following strategies to continue to enhance our brand awareness and grow our revenue and profitability.

Grow Our Restaurant Base.    We have expanded our restaurant base from 21 restaurants in seven states in 2008 to 102 restaurants in 15 states as of December 15, 2013. We opened 27 restaurants in 2013, and we plan to open 28 to 30 restaurants in 2014. We believe we are in the early stages of our growth story and estimate a long-term total restaurant potential in the United States in excess of 1,600 locations. We utilize a sophisticated site selection process using proprietary methods to identify target markets and expansion opportunities within those markets. Based on this analysis, we believe there is substantial development opportunity in both new and existing markets. We expect to double our restaurant base in approximately four years.

Increase Comparable Restaurant Sales.    We have consistently demonstrated strong comparable restaurant sales growth, and we intend to generate future comparable restaurant sales growth with an emphasis on the following goals:

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  Heighten brand awareness to drive new customer traffic.  We utilize a proven marketing strategy founded on inspiring brand advocacy rather than simply capturing customers through traditional tactics such as limited time offers. Our highly-targeted marketing strategy seeks to generate brand loyalty and promote advocacy through creating emotional connections with our customers' (i) passion for wholesome and flavorful food; (ii) desire for simple solutions to make life more convenient; (iii) focus on choices as a reflection of self; and (iv) desire to be a guest at their own party. We have a long history of generating new traffic growth at our restaurants through the application of targeted advertising messages, local restaurant-level marketing and the word-of-mouth of our existing customers to build brand recognition in the markets we serve.

  We utilize a variety of channels to communicate brand messaging and build relationships with customers. Our digital strategy includes social media, online influencer programming and blogs hosted on our website and microsite. Our social community, including Facebook, Pinterest, Instagram and Twitter, includes more than 110,000 users combined. In addition, customers can opt into our e-mail marketing program or download our custom mobile LIFE app, which consists of 272,000 unique members combined. These programs enable us to segment and target messaging applicable to each of these members. We also use traditional methods to appeal to customers inside our restaurants, including point of purchase displays and cashier incentive programs. We build brand awareness through partnerships with schools and community partners, as well as complementary businesses that target our core customers. We will continue to leverage our catering business, promotional events and a targeted menu sampling strategy as effective means to introduce customers to the Zoës Kitchen brand. We believe the continued implementation of our highly-targeted marketing strategy, combined with the core strengths of our brand, will increase brand awareness, build long-term customer advocacy and drive incremental sales at our restaurants.

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  Increase existing customer frequency.  We believe we will be able to continue to increase customer frequency by consistently providing fresh, wholesome Mediterranean cuisine at a compelling value. We intend to explore new menu additions by drawing upon the rich heritage and flavors of 21 Mediterranean countries and family recipes to enhance our offerings and encourage frequency. We will continue to explore ways to increase the number of occasions (lunch, dinner and catering) and the flexibility of dining options (dine-in, to-go/take home, call-in and online) for our customers to consume our food. We also plan to capitalize on the increasing demand for convenient, high-quality home meal replacement alternatives by expanding the food options in our Zoës Fresh TakeTM grab-and-go coolers and our family dinner menu offerings, which include a salad, entrée and side items offered for approximately $30 for a family of four.

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  Grow our catering business.  Our management team has developed innovative solutions, loyalty programs and a dedicated team of sales professionals to enhance our catering offering, which represented approximately 17% of our revenue for the forty weeks ended October 7, 2013. We believe our strong catering offering is a significant competitive differentiator and generates consumer trial of our brand as well as provides our existing customers additional ways to enjoy our food off-premise. We offer catering solutions for both business and social occasions, and we believe our hot and cold menu offerings differentiate our catering business as our food is portable and conducive to travel. We are focused on making catering easier for our customers, which we believe helps to promote brand advocacy by allowing customers to be a guest at their own party. We offer social catering solutions designed for our core customers' life events, including Zoës Party Packs, which are bundled catering packages for birthday parties, baby and bridal showers, sporting and outdoor events, girls night out and family gatherings.

Improve Profitability and Leverage Infrastructure.    We have invested in our business, and we believe our corporate infrastructure can support a restaurant base greater than our existing footprint. As we continue to grow, we expect to drive greater efficiencies in our supply chain and leverage our technology and existing support infrastructure. Additionally, we believe we will be able to optimize labor costs at existing restaurants as our restaurant base matures and AUVs increase and leverage corporate costs to enhance margins as general and administrative expenses grow at a slower rate than our restaurant base and revenues.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Any of the factors set forth under "Risk Factors" may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our common stock. Below is a summary of some of the principal risks we face:

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  we may not be able to successfully implement our growth strategy if we are unable to locate and secure appropriate sites for restaurant locations, obtain favorable lease terms, attract customers to our restaurants or hire and retain personnel;

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  challenging economic conditions may affect our business by adversely impacting numerous items that include, but are not limited to: consumer confidence and discretionary spending, the availability of credit presently arranged from our Credit Facility (as defined herein), the future cost and availability of credit and the operations of our third-party vendors and other service providers;

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  new restaurants may not be profitable, and we may not be able to maintain or improve levels of our AUVs and comparable restaurant sales;

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  we rely heavily on certain vendors, suppliers and distributors, which could adversely affect our business;

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  the restaurant industry is a highly competitive industry with many well-established competitors;

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  we may face negative publicity or damage to our reputation, which could arise from concerns regarding food safety and foodborne illness or other matters;

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  legislation and regulations, as well as new information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits that could adversely affect our business;

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  changes in food and supply costs or failure to receive frequent deliveries of fresh food ingredients and other supplies could adversely affect our business;

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  our principal stockholders and their affiliates own a substantial portion of our outstanding equity, and their interests may not always coincide with the interests of the other stockholders; and

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  we will face increased costs as a result of being a public company.

OUR CORPORATE INFORMATION

We were incorporated in Delaware in October 2007 and currently exist as a Delaware corporation. Currently, we are a wholly owned subsidiary of Zoe's Investors, LLC, ("Zoe's Investors"). On October 31, 2007 Brentwood Associates and certain of its affiliated entities ("Brentwood") collectively became the majority unitholder of Zoe's Investors.

In connection with this offering, Zoe's Investors will distribute all of our shares of common stock held by it to its existing members in accordance with the units held by each member and pursuant to the terms of Zoe's Investors' Limited Liability Company Agreement, as amended. The distribution of                             shares of our common stock held by Zoe's Investors to its members will be conducted in the following manner: (i)                              shares of our common stock to holders of Class C Units in respect of such holders' unreturned capital investment; (ii)                               shares of our common stock to holders of Class C Units in respect of the unpaid yield on such units; (iii)                              shares of our common stock to holders of Class A Units in respect of such holders' unreturned capital investment; (iv)                               shares of our common stock to holders of Class A Units in respect of the unpaid yield on such units; and (v)                               shares of our common stock to holders of Class A Units, Class B Units and Class C Units on a pro rata basis; provided, however, that pursuant to this clause (v), the holders of Class B Units will participate only after a total of                             shares of our common stock have been distributed to the holders of Class A Units and Class C Units pursuant to this clause (v). The foregoing distribution is based upon an initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and gives effect to the                                             -for-1 stock split of our common stock, which will be effected prior to the completion of this offering. The amount of common stock distributed to each member of Zoe's Investors of the total                             shares of our common stock held by Zoe's Investors is subject to change based on any changes to the initial public offering price and the date of the pricing of this offering. It is currently contemplated that Zoe's Investors will be dissolved shortly following the distribution and the completion of the offering. The foregoing transactions are herein called the "Distribution Transactions."

Our principal executive offices are located at 5700 Granite Parkway, Granite Park Building #2, Suite 455, Plano, Texas 75024. Our telephone number is (205) 414-9920. The address of our main website is www.zoeskitchen.com. The information contained in or that can be accessed through our website does not constitute a part of, and is not incorporated by reference into, this prospectus.

 ORGANIZATIONAL STRUCTURE

The chart below illustrates our current basic corporate structure and our basic corporate structure upon completion of this offering.

EQUITY SPONSOR

Brentwood is a leading consumer-focused private equity investment firm with over $800 million of capital under management as of September 30, 2013 and a 30-year history of investing in leading middle-market growth companies. Brentwood focuses on investments in growing businesses where it is able to leverage its extensive experience in areas such as: branded consumer products; consumer services; direct marketing, including direct mail and e-commerce; education; health and wellness; restaurants; and specialty retail. Since 1984, Brentwood's dedicated private equity team has invested in 43 portfolio companies with an aggregate transaction value of over $5 billion. With significant experience in both investing and brand building, Brentwood is a value-added partner with entrepreneurs and executives building world-class companies. Immediately following the consummation of this offering, Brentwood will own approximately          % of our common stock, or          % if the underwriters' option to purchase additional shares of our common stock is exercised in full based on an initial public offering price of $               per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an emerging growth company as defined in the Jumpstart our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  a requirement to have only two years of audited financial statements and only two years of related selected financial data and management's discussion and analysis of financial condition and results of operations disclosure;

  •
  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

  •
  an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

  •
  reduced disclosure about the emerging growth company's executive compensation arrangements; and

  •
  no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision, and as a result, we plan to comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our common stock and more volatility in our stock price.

We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of these reduced disclosure requirements.

THE OFFERING

Issuer	Zoe's Kitchen, Inc.
Common stock offered by us	shares.
Underwriters' option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional shares of our common stock.
Common stock to be outstanding immediately after completion of this offering

Immediately following the consummation of this offering, we will have                       shares of common stock outstanding, or                       shares, if the underwriters' option to purchase additional shares of our common stock is exercised in full.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $                       million, or $                      if the underwriters' option to purchase additional shares of our common stock is exercised in full, assuming the shares offered by us are sold for $                       per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus.

We intend to use the net proceeds from the sale of common stock by us in this offering (i) to repay the entire amount of the outstanding borrowings under our Credit Facility and (ii) for working capital and general corporate purposes, such as to continue to maintain our existing restaurants and to support our growth, primarily through opening new restaurants. For additional information, see "Use of Proceeds."

Principal stockholders

Upon completion of this offering, affiliates of Brentwood will beneficially own a controlling interest in us. We currently intend to avail ourselves of the controlled company exemption under the corporate governance rules of the                              .

Dividend policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay cash dividends will be at the discretion of our Board of Directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our Board of Directors deems relevant. In addition, our Credit Facility restricts our ability to pay dividends. For additional information, see "Dividend Policy."

Listing	We intend to list our common stock on under the symbol " ."

Risk factors

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

  •
  the               -for-1 stock split of our common stock, which will be effected prior to the completion of this offering;

  •
  the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which we will adopt immediately prior to the completion of this offering;

  •
  the Distribution Transactions;

  •
  the exclusion of                       shares of common stock issuable upon the exercise of outstanding stock options to be issued to certain officers, directors, employees and consultants with an exercise price equal to the initial public offering price;

  •
  no exercise by the underwriters of their option to purchase up to                               additional shares from us; and

  •
  an initial public offering price of $                per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our summary historical consolidated financial data and certain other financial data. The consolidated statement of operations and consolidated statement of cash flows data for the years ended December 31, 2012, December 26, 2011 and December 27, 2010 have been derived from our historical audited consolidated financial statements, which are included in this prospectus. The consolidated balance sheet data as of October 7, 2013 and the consolidated statement of operations and consolidated statement of cash flows data for the forty weeks ended October 7, 2013 and October 1, 2012 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair statement of the financial information in those statements. Operating results for the forty weeks ended October 7, 2013 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 30, 2013.

We operate on a 52-or 53-week fiscal year that ends on the last Monday of the calendar year. All fiscal years presented herein consist of 52 weeks, with the exception of the fiscal year ended December 31, 2012, which consists of 53 weeks. Our first fiscal quarter consists of 16 weeks, and each of our second, third and fourth fiscal quarters consist of 12 weeks, except for a 53-week year when the fourth quarter has 13 weeks. We refer to our fiscal years as 2012, 2011 and 2010.

The consolidated financial data and other financial data presented below should be read in conjunction with the sections entitled "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited and unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The following table does not give effect to the          -for-1 stock split of our common stock, which will be effected prior to the completion of the offering. Our historical consolidated financial data may not be indicative of our future performance.

	Forty Weeks Ended			Fiscal Year Ended
	October 7, 2013		October 1, 2012	December 31, 2012	December 26, 2011	December 27, 2010
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Restaurant sales		$87,209	$58,403	$78,966	$49,193	$31,497
Franchise and royalty fees		500	594	757	984	810

Total revenue		87,709	58,998	79,724	50,177	32,308
Operating expenses:
Restaurant operating costs:
Cost of sales		28,930	19,111	25,845	15,756	10,406
Labor		24,332	15,625	21,567	13,424	8,587
Store operating expenses		16,005	10,672	14,610	9,596	5,975
General and administrative expenses		9,053	6,370	8,969	6,384	5,344
Depreciation		4,282	2,835	3,779	2,840	1,805
Amortization		1,052	775	1,091	585	557
Pre-opening costs		1,336	550	917	806	544
Loss (gain) from disposal of equipment		155	(11)	240	(4)	289

Total operating expenses		85,146	55,928	77,018	49,387	33,507

Income (loss) from operations		2,562	3,070	2,706	790	(1,199)
Other expenses:
Interest expense, net		2,967	1,630	2,337	1,248	720
Loss on interest cap		18	—	—	—	—
Bargain purchase gain from acquisitions		—	—	—	(541)	—

Total other expenses		2,985	1,630	2,337	707	720

Income (loss) before provision for income taxes		(423)	1,440	369	83	(1,919)
Provision for income taxes		194	2,446	622	110	554

Net loss		$(617)	$(1,006)	$(253)	$(27)	$(2,472)

Net loss per share:
Basic		$(6,174)	$(10,061)	$(2,529)	$(269)	$(24,723)
Diluted		$(6,174)	$(10,061)	$(2,529)	$(269)	$(24,723)
Weighted average shares outstanding:
Basic		100	100	100	100	100
Diluted		100	100	100	100	100
Adjusted net income (loss) per common share(1):
Basic	$
Diluted	$
Adjusted pro forma weighted average number of common shares outstanding(2):
Basic
Diluted
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities		$9,562	$6,801	$7,796	$4,764	$3,780
Net cash used in investing activities		(20,763)	(15,847)	(21,283)	(13,519)	(8,028)
Net cash provided by financing activities		11,396	9,353	15,130	7,600	3,468

	As of October 7, 2013
	Actual	Pro Forma As Adjusted(3)
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,645	$
Property and equipment, net	70,795
Total assets	112,939
Total debt(4)	54,985
Total stockholders' equity	36,662

	Forty Weeks Ended		Fiscal Year Ended
	October 7, 2013	October 1, 2012	December 31, 2012	December 26, 2011	December 27, 2010
	(Dollars in thousands)
Other Operating Data:
Company-owned restaurants at end of period	85	60	67	48	32
Franchise restaurants at end of period	8	7	8	9	11
Company-owned:
Average unit volume(5)	$1,488	$1,398	$1,421	$1,299	$1,209
Comparable restaurant sales growth	7.9%	13.8%	13.4%	11.8%	11.9%
Restaurant contribution(6)	$17,941	$12,995	$16,945	$10,418	$6,529
as a percentage of restaurant sales	20.6%	22.3%	21.5%	21.2%	20.7%
Adjusted EBITDA(7)	$9,609	$7,563	$9,153	$5,440	$2,411
as a percentage of revenue	11.0%	12.8%	11.5%	10.8%	7.5%
Capital expenditures	$20,763	$10,026	$15,462	$10,959	$8,028

(1)
Adjusted net income (loss) per common share reflects: (i) the elimination of the fees paid to Brentwood pursuant to the Corporate Development and Administrative Services Agreement and fees paid to Greg Dollarhyde pursuant to the Consulting Agreement, each as defined herein, (ii) the net decrease in interest expense resulting from the repayment of the entire amount of the outstanding borrowings under our Credit Facility with the net proceeds from this offering, as described in "Use of Proceeds," and (iii) increases in income tax expense due to higher income before income taxes resulting from the elimination of the annual management fee and consulting fee as a result of the termination of the Corporate Development and Administrative Services Agreement and the Consulting Agreement described in (i) above and a decrease in interest expense as a result of repayments of the entire amount of the outstanding borrowings under our Credit Facility as described in (ii) above as if each of these events had occurred on January 1, 2013. Adjusted basic net income (loss) per common share consists of adjusted net income (loss) divided by the adjusted pro forma basic weighted average common stock outstanding. Adjusted diluted net income (loss) per common share consists of adjusted net income (loss) divided by the adjusted pro forma diluted weighted average common stock outstanding.

(2)
Adjusted pro forma per share data gives effect to (i) the Distribution Transactions, as described in "—Our Corporate Information," and (ii) the                             shares of our common stock issued by us in this offering at an initial public offering price of $               per share, which represents the midpoint of the estimated offering price range set forth on the cover page of this prospectus as if each of these events had occurred on October 7, 2013.

The following is a reconciliation of historical net loss to adjusted net income (loss) for the forty weeks ended October 7, 2013:

(Dollars in thousands, except per share data)	Forty Weeks Ended October 7, 2013
Net loss, as reported	$
Management and consulting fees and expenses(a)
Decrease in interest expense(b)
Increase in income tax expense(c)
Adjusted net income (loss)	$
Adjusted pro forma weighted average common stock outstanding(d)
Basic
Diluted
Adjusted Basic net income (loss) per share	$

(a)
Management and consulting fees and expenses represent fees paid to Brentwood pursuant to the Corporate Development and Administrative Services Agreement and fees paid to Greg Dollarhyde pursuant to the Consulting Agreement. See "Certain Relationships and Related Transactions—Corporate Development and Administrative Services Agreement" and "Certain Relationships and Related Transactions—Consulting Agreement."

(b)
Reflects the adjustment to interest expense resulting from the repayment of the entire amount of the outstanding borrowings under our Credit Facility with the net proceeds of this offering as if these transactions occurred on January 1, 2013 and assumes no borrowings under our Credit Facility during the period presented. This interest adjustment was calculated by reversing the historical interest expense related to borrowings under our Credit Facility.

(c)
Reflects no adjustment to income tax expense as a result of the transactions described in (a) and (b) above because as of December 31, 2012 we had federal net operating loss carryforwards of $14.1 million and state net operating loss carryforwards of $11.8 million that would have offset any increase in income tax expense as a result of the transactions described in (a) and (b) above.

(d)
Reflects (i) the Distribution Transactions and (ii) the issuance of                             additional shares of common stock in this offering, as if all these transactions occurred at January 1, 2013 and were outstanding during the entire period presented.
(3)
Pro forma balance sheet data give effect to (i) the Distribution Transactions, (ii) the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which we will adopt prior to the completion of this offering and (iii) this offering and the use of proceeds therefrom as described in "Use of Proceeds," assuming the shares offered by us are sold for $       per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total stockholders' equity by $                             , $                             and $                             , respectively, assuming the number of shares offered by us as stated on the cover page of this prospectus remains unchanged and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total stockholders' equity by $                             , $                             and $                             , respectively, assuming the assumed initial public offering price of $                             per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

(4)
Includes interest-bearing debt, residual value obligations and deemed landlord financing.

(5)
Average unit volumes for the forty weeks ended October 7, 2013 and October 1, 2012 represent AUVs for the 52-week periods ended October 7, 2013 and October 1, 2012, respectively.

(6)
Restaurant contribution is defined as restaurant sales less restaurant operating costs, which are cost of sales, labor, and store operating expenses.

(7)
EBITDA is defined as net loss before interest, income taxes and depreciation and amortization.

Adjusted EBITDA is defined as EBITDA plus equity-based compensation expense, bargain purchase gain from acquisitions, management and consulting fees, asset disposals, closure costs and restaurant impairment and pre-opening costs. Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, generally accepted accounting principles in the United States ("GAAP"). We believe that EBITDA and Adjusted EBITDA provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Our management uses EBITDA and Adjusted EBITDA (i) as a factor in evaluating management's performance when determining incentive compensation, (ii) to evaluate the effectiveness of our business strategies and (iii) because our Credit Facility uses measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other fast casual restaurants, which may present similar non-GAAP financial measures to investors. In addition, you should be aware when evaluating EBITDA and Adjusted EBITDA that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same fashion. Moreover, our definitions of EBITDA and Adjusted EBITDA as presented throughout this prospectus are not the same as these or similar terms in the applicable covenants of our Credit Facility.

Our management does not consider EBITDA or Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of EBITDA and Adjusted EBITDA is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  equity-based compensation expense is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

  •
  Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

  •
  other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

    Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. You should review the reconciliation of net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the forty weeks ended October 7, 2013 and October 1, 2012 and for 2012, 2011 and 2010 :

	Forty Weeks Ended		Fiscal Year Ended
	October 7, 2013	October 1, 2012	December 31, 2012	December 26, 2011	December 27, 2010
	(Dollars in thousands)
Adjusted EBITDA:
Net loss, as reported	$(617)	$(1,006)	$(253)	$(27)	$(2,472)
Depreciation and amortization	5,334	3,610	4,870	3,426	2,362
Interest expense, net	2,967	1,630	2,337	1,248	720
Provision for income taxes	194	2,446	622	110	554

EBITDA	7,878	6,680	7,576	4,757	1,163
Asset disposals, closure costs and restaurant impairment(a)	155	(11)	240	(4)	289
Management and consulting fees(b)	181	248	294	232	123
Equity-based compensation expense	59	96	126	190	293
Pre-opening costs(c)	1,336	550	917	806	544
Bargain purchase gain from acquisitions(d)	—	—	—	(541)	—

Adjusted EBITDA	$9,609	$7,563	$9,153	$5,440	$2,411

(a)
Represents costs related to impairment of long-lived assets, gain or loss on disposal of property and equipment and restaurant closure expenses.

(b)
Represents fees payable to Brentwood pursuant to the Corporate Development and Administrative Services Agreement and fees paid to Greg Dollarhyde pursuant to the Consulting Agreement. See "Certain Relationships and Related Party Transactions—Corporate Development and Administrative Services Agreement" and "Certain Relationships and Related Party Transactions—Consulting Agreement."

(c)
Represents expenses directly associated with the opening of new restaurants that are incurred prior to opening, including pre-opening rent.

(d)
Represents the excess of the fair value of net assets acquired over the purchase price related to our acquisitions of the Houston franchise restaurants.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

Our long-term success is highly dependent on our ability to open new restaurants and is subject to many unpredictable factors.

One of the key means of achieving our growth strategy will be through opening new restaurants and operating those restaurants on a profitable basis. We expect this to be the case for the foreseeable future. In 2013, we opened 27 restaurants and we plan to open 28 to 30 restaurants in 2014. We may not be able to open new restaurants as quickly as planned. In the past, we have experienced delays in opening some restaurants, including due to the landlord's failure to turn over the premises to us on a timely basis. Such delays could happen again in future restaurant openings. Delays or failures in opening new restaurants could materially and adversely affect our growth strategy and our business, financial condition and results of operations. As we operate more restaurants, our rate of expansion relative to the size of our restaurant base will eventually decline.

In addition, one of our biggest challenges is locating and securing an adequate supply of suitable new restaurant sites in our target markets. Competition for those sites is intense, and other restaurant and retail concepts that compete for those sites may have unit economic models that permit them to bid more aggressively for those sites than we can. There is no guarantee that a sufficient number of suitable sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. Our ability to open new restaurants also depends on other factors, including:

  •
  negotiating leases with acceptable terms;

  •
  identifying, hiring and training qualified employees in each local market;

  •
  timely delivery of leased premises to us from our landlords and punctual commencement of our build-out construction activities;

  •
  managing construction and development costs of new restaurants, particularly in competitive markets;

  •
  obtaining construction materials and labor at acceptable costs, particularly in urban markets;

  •
  unforeseen engineering or environmental problems with leased premises;

  •
  generating sufficient funds from operations or obtaining acceptable financing to support our future development;

  •
  securing required governmental approvals, permits and licenses (including construction permits and liquor licenses) in a timely manner and responding effectively to any changes in local, state or federal laws and regulations that adversely affect our costs or ability to open new restaurants; and

  •
  avoiding the impact of inclement weather, natural disasters and other calamities.

Our progress in opening new restaurants from quarter to quarter may occur at an uneven rate. If we do not open new restaurants in the future according to our current plans, the delay could materially adversely affect our business, financial condition and results of operations.

We intend to develop new restaurants in our existing markets, expand our footprint into adjacent markets and selectively enter into new markets. However, there are numerous factors involved in identifying and securing an appropriate site, including, but not limited to: identification and availability of suitable locations with the appropriate population demographics, traffic patterns, local retail and business attractions and infrastructure that will drive high levels of customer traffic and sales per restaurant; consumer tastes in new geographic locations and acceptance of our restaurant concept; financial conditions affecting developers and potential landlords, such as the effects of macro-economic conditions and the credit market, which could lead to these parties delaying or canceling development projects (or renovations of existing projects), in turn reducing the number of appropriate locations available; developers and potential landlords obtaining licenses or permits for development projects on a timely basis; anticipated commercial, residential and infrastructure development near our new restaurants; and availability of acceptable lease arrangements.

We may not be able to successfully develop critical market presence for our brand in new geographical markets, as we may be unable to find and secure attractive locations, build name recognition or attract new customers. If we are unable to fully implement our development plan, our business, financial condition and results of operations could be materially adversely affected.

Our expansion into new markets may present increased risks.

We plan to open restaurants in markets where we have little or no operating experience. Restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating costs than restaurants we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and culture. We may also incur higher costs from entering new markets if, for example, we assign regional managers to manage comparatively fewer restaurants than in more developed markets. As a result, these new restaurants may be less successful or may achieve target AUVs at a slower rate. If we do not successfully execute our plans to enter new markets, our business, financial condition and results of operations could be materially adversely affected.

Changes in economic conditions and adverse weather and other unforeseen conditions could materially affect our ability to maintain or increase sales at our restaurants or open new restaurants.

The restaurant industry depends on consumer discretionary spending. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumer discretionary spending. Traffic in our restaurants could decline if consumers choose to dine out less frequently or reduce the amount they spend on meals while dining out. Negative economic conditions might cause consumers to make long-term changes to their discretionary spending behavior, including dining out less frequently on a permanent basis. In addition, given our geographic concentrations in the South, South-East and Mid-Atlantic regions of the United States, economic conditions in those particular areas of the country could have a disproportionate impact on our overall results of operations, and regional occurrences such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, tornadoes, earthquakes, hurricanes, floods, droughts, fires or other natural or man-made disasters could materially adversely affect our business, financial condition and results of operations. Adverse weather conditions may also impact customer traffic at our restaurants, and, in more severe cases, cause temporary restaurant closures, sometimes for prolonged periods. All of our restaurants have outdoor seating, and the effects of adverse weather may impact the use of these areas and may negatively impact our revenues. If restaurant sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential restaurant closures could result from prolonged negative restaurant sales, which could materially adversely affect our business, financial condition and results of operations.

New restaurants, once opened, may not be profitable, and the increases in average restaurant sales and comparable restaurant sales that we have experienced in the past may not be indicative of future results.

Some of our restaurants open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. Typically, our new restaurants have stabilized sales after approximately 12 to 24 weeks of operation, at which time the restaurant's sales typically begin to grow on a consistent basis. However, we cannot assure you that this will occur for future restaurant openings. In new markets, the length of time before average sales for new restaurants stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers' limited awareness of our brand. New restaurants may not be profitable and their sales performance may not follow historical patterns. In addition, our average restaurant sales and comparable restaurant sales may not increase at the rates achieved over the past several years. Our ability to operate new restaurants profitably and increase average restaurant sales and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

  •
  consumer awareness and understanding of our brand;

  •
  general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the food products and other supplies we use;

  •
  changes in consumer preferences and discretionary spending;

  •
  competition, either from our competitors in the restaurant industry or our own restaurants;

  •
  temporary and permanent site characteristics of new restaurants;

  •
  changes in government regulation; and

  •
  other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

If our new restaurants do not perform as planned, our business and future prospects could be harmed. In addition, if we are unable to achieve our expected average restaurant sales, our business, financial condition and results of operations could be adversely affected.

Our sales and profit growth could be adversely affected if comparable restaurant sales are less than we expect.

The level of comparable restaurant sales, which represent the change in year-over-year sales for restaurants open for at least 18 full periods, will affect our sales growth and will continue to be a critical factor affecting profit growth because the profit margin on comparable restaurant sales is generally higher than the profit margin on new restaurant sales. Our ability to increase comparable restaurant sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target comparable restaurant sales growth or that the change in comparable restaurant sales could be negative, which may cause a decrease in sales and profit growth that would materially adversely affect our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Performance—Comparable Restaurant Sales Growth."

Our failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes a significant number of new restaurants. Our existing restaurant management systems, administrative staff, financial and management controls and information systems may be inadequate to support our planned expansion. Those demands on our infrastructure and resources may also adversely affect our ability to manage our existing restaurants. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure which could harm our business, financial condition and results of operations.

We believe our culture, from the restaurant-level up through management, is an important contributor to our success. As we grow, however, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Among other important factors, our culture depends on our ability to attract, retain and motivate employees who share our enthusiasm and dedication to our concept. Historically, qualified individuals have been in short supply and our inability to attract and retain them would limit the success of our new restaurants, as well as our existing restaurants. Our business, financial condition and results of operations could be materially adversely affected if we do not maintain our infrastructure and culture as we grow.

We have experienced net losses in the past, and we may experience net losses in the future.

We experienced net losses of $0.3 million, $0.03 million and $2.5 million in 2012, 2011 and 2010, respectively. We may experience net losses in the future, and we cannot assure you that we will achieve profitability in future periods.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2012, we had federal net operating loss carryforwards of $14.1 million and state net operating loss carryforwards of $11.8 million. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. In general, an "ownership change" generally occurs if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We may have experienced an ownership change in the past and may experience ownership changes in the future as a result of this issuance or future transactions in our stock, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income may be subject to significant limitations. Those net operating loss carryforwards resulted in a deferred tax asset of $5.3 million at December 31, 2012. A full valuation allowance is recorded against the net deferred tax assets, exclusive of indefinite-lived intangibles, including these carryforwards.

The planned rapid increase in the number of our restaurants may make our future results unpredictable.

In 2013, we opened 27 restaurants, and we plan to open 28 to 30 restaurants in 2014. We intend to continue to increase the number of our restaurants in the next several years. This growth strategy and the substantial investment associated with the development of each new restaurant may cause our operating results to fluctuate and be unpredictable or adversely affect our profits. Our future results depend on various factors, including successful selection of new markets and restaurant locations, local market acceptance of our restaurants, consumer recognition of the quality of our food and willingness to pay our prices, the quality of our operations and general economic conditions. In addition, as has happened when other restaurant concepts have tried to expand, we may find that our concept has limited appeal in new markets or we may experience a decline in the popularity of our concept in the markets in which we operate. Newly opened restaurants or our future markets and restaurants may not be successful or our system-wide average restaurant sales may not increase at historical rates, which could materially adversely affect our business, financial condition and results of operations.

Opening new restaurants in existing markets may negatively affect sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we already have restaurants could adversely affect sales at these existing restaurants. Existing restaurants could also make it more difficult to build our consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our existing restaurants, but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity to effectively serve our customers. Sales cannibalization between our restaurants may become significant in the future as we continue to expand our operations and could affect our sales growth, which could, in turn, materially adversely affect our business, financial condition and results of operations.

We face significant competition from other restaurant companies, and our inability to compete effectively may affect our traffic, sales and restaurant contribution.

The restaurant industry is intensely competitive with many well-established companies that compete directly and indirectly with us. We compete in the restaurant industry with national, regional and locally-owned limited service restaurants and full-service restaurants. We face competition from the casual dining, quick-service and fast casual segments of the restaurant industry. These segments are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambience and condition of each restaurant. Our competition includes a variety of locally owned restaurants and national and regional chains offering dine-in, carry-out, delivery and catering services. Many of our competitors have existed longer and have a more established market presence with substantially greater financial, marketing, personnel and other resources than we do. Among our competitors are a number of multi-unit, multi-market fast casual restaurant concepts, some of which are expanding nationally. As we expand, we will face competition from these concepts as well as new competitors that strive to compete with our market segments. For example, additional competitive pressures come from the deli sections and in-store cafés of grocery store chains, as well as from convenience stores and online meal preparation sites. These competitors may have, among other things, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations. Additionally, we face the risk that new or existing competitors will copy our business model, menu options, presentation or ambiance, among other things.

Several of our competitors compete by offering menu items that are specifically identified as organic, GMO free or healthier for consumers. Many of our quick-service restaurant competitors offer lower-priced menu options. Any inability to successfully compete with the restaurants in our markets will place downward pressure on our customer traffic and may prevent us from increasing or sustaining our revenues and profitability. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. If we are unable to continue to compete effectively, our traffic, sales and restaurant contribution could decline and our business, financial condition and results of operations would be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our success is dependent in part upon our ability to maintain and enhance the value of our brand, consumers' connection to our brand and positive relationships with our franchisees. We believe we have built our reputation on the high-quality of our food, service and staff, as well as on our culture and the ambience in our restaurants, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our brand could significantly reduce its value and damage our business. For example, our brand value could suffer and our business could be adversely affected if customers perceive a reduction in the quality of our food, service or staff, or an adverse change in our culture or ambience, or otherwise believe we have failed to deliver a consistently positive experience.

We may be adversely affected by news reports or other negative publicity regardless of their accuracy, regarding food quality issues, public health concerns, illness, safety, injury, customer complaints or litigation, health inspection scores, integrity of our or our suppliers' food processing, employee relationships or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers or others across the food industry supply chain. The risks associated with such negative publicity cannot be completely eliminated or mitigated and may materially harm our results of operations and result in damage to our brand. For multi-location food service businesses such as ours, the negative impact of adverse publicity relating to one restaurant or a limited number of restaurants may extend far beyond the restaurants or franchises involved to affect some or all of our other restaurants or franchises. The risk of negative publicity is particularly great with respect to our franchised restaurants because we are limited in the manner in which we can regulate them, especially on a real-time basis. A similar risk exists with respect to unrelated food service businesses, if consumers associate those businesses with our own operations.

Additionally, employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition and results of operations. Consumer demand for our products and our brand's value could diminish significantly if any such incidents or other matters create negative publicity or otherwise erode consumer confidence in us or our products, which would likely result in lower sales and could materially adversely affect our business, financial condition and results of operations.

Also, there has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites, Twitter and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets. In summary, the dissemination of information online could harm our business, prospects, financial condition and results of operations, regardless of the information's accuracy.

Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition and results of operations.

We are subject to various federal, state and local regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Our restaurants are also subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and occupational safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurants, which could delay planned restaurant openings or affect the operations at our existing restaurants. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to the U.S. Americans with Disabilities Act (the "ADA") and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including our restaurants. We may in the future have to modify restaurants by adding access ramps or redesigning certain architectural fixtures, for example, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

Our operations are also subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws that govern these and other employment law matters. In addition, federal, state and local proposals related to paid sick leave or similar matters could, if implemented, materially adversely affect our business, financial condition and results of operations.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act (the "FSMA"), signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with the aforementioned laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits that could adversely affect our results of operations.

Regulations and consumer eating habits may change as a result of new information or attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain menu offerings. Such changes may include federal, state and local regulations that impact the ingredients and nutritional content of the food and beverages we offer. The success of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any consumer health regulations and our ability to adapt our menu offerings to trends in food consumption. If consumer health regulations or consumer eating habits change significantly, we may choose or be required to modify or delete certain menu items, which may adversely affect the attractiveness of our restaurants to new or returning customers. We may also experience higher costs associated with the implementation of those changes. To the extent we are unwilling or unable to respond with appropriate changes to our menu offerings, it could materially affect consumer demand and have an adverse impact on our business, financial condition and results of operations.

Such changes have also resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings, and they have resulted, and may continue to result in, laws and regulations affecting permissible ingredients and menu offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants. These requirements may be different or inconsistent with requirements under the Patient Protection and Affordable Care Act of 2010 (the "PPACA"), which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. While we disclose the nutritional value and calorie count of our menu items on our website and upon request, these inconsistencies could be challenging for us to comply with in an efficient manner. Additionally, we use Healthy Dining, a third-party nutritional group to evaluate the nutritional value and calorie count of our menu items. If Healthy Dining's evaluation report is inaccurate or incomplete, we may fail to comply with PPACA or other consumer health regulations. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information upon request. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. We cannot predict the impact of the new nutrition labeling requirements under the PPACA until final regulations are promulgated. The risks and costs associated with nutritional disclosures on our menus could also impact our operations, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of nutritional information obtained from third-party suppliers.

We may not be able to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu labeling laws could materially adversely affect our business, financial condition and results of operations, as well as our position within the restaurant industry in general.

Food safety and foodborne illness concerns could have an adverse effect on our business.

We cannot guarantee that our internal controls and training will be fully effective in preventing all food safety issues at our restaurants, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. Our quality assurance, health and sanitation internal controls and conditions are inspected by a third-party on a quarterly basis. If the third-party inspector fails to report unsafe or unsanitary conditions or insufficient internal controls, we cannot guarantee that our internal controls will be fully effective in preventing all food safety issues. In addition, there is no guarantee that our franchise restaurants will maintain the high levels of internal controls and training we require at our Company-owned restaurants. Furthermore, we and our franchisees rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single restaurant. Some foodborne illness incidents could be caused by third-party vendors and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our restaurants or markets or related to food products we sell could negatively affect our restaurant sales nationwide if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our restaurants. A number of other restaurant chains have experienced incidents related to foodborne illnesses that have had a material adverse effect on their operations. The occurrence of a similar incident at one or more of our restaurants, or negative publicity or public speculation about an incident, could materially adversely affect our business, financial condition and results of operations.

Compliance with environmental laws may negatively affect our business.

We are subject to federal, state and local laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. Environmental conditions relating to releases of hazardous substances at prior, existing or future restaurant sites could materially adversely affect our business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect our business, financial condition and results of operations.

We rely heavily on certain vendors, suppliers and distributors, which could adversely affect our business.

Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas, particularly with respect to our fresh food products. We also rely on Sysco Corporation as one of our primary distributors, who supplied us with approximately 65% of our food supplies in 2013. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain food items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our restaurants. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect our business, financial condition and results of operations.

In addition, we use various third-party vendors to provide, support and maintain most of our management information systems. We also outsource certain accounting, payroll and human resource functions to business process service providers. The failure of such vendors to fulfill their obligations could disrupt our operations. Additionally, any changes we may make to the services we obtain from our vendors, or new vendors we employ, may disrupt our operations. These disruptions could materially adversely affect our business, financial condition and results of operations.

Changes in food and supply costs or failure to receive frequent deliveries of fresh food ingredients and other supplies could adversely affect our business, financial condition or results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs, and our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. Our menu offerings rely on local suppliers to provide fresh foods. Shortages or interruptions in the availability of certain supplies caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. Any increase in the prices of the food products most critical to our menu, such as fresh produce, feta cheese and chicken, could adversely affect our operating results. Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations. For example, higher diesel prices have in some cases resulted in the imposition of surcharges on the delivery of commodities to our distributors, which they have generally passed on to us to the extent permitted under our arrangements with them.

If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. Although we often enter into contracts for the purchase of food products and supplies, we do not have long-term contracts for the purchase of all of such food products and supplies. As a result, we may not be able to anticipate or react to changing food costs by adjusting our purchasing practices or menu prices, which could cause our operating results to deteriorate. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if customers change their dining habits as a result. Our focus on a limited menu would make the consequences of a shortage of a key ingredient more severe. In addition, because we provide moderately priced food, we may choose not to, or may be unable to, pass along commodity price increases to consumers. These potential changes in food and supply costs could materially adversely affect our business, financial condition and results of operations.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may significantly increase our healthcare costs and negatively impact our financial results.

In 2010, the PPACA was signed into law in the United States to require health care coverage for many uninsured individuals and expand coverage to those already insured. We currently offer and subsidize a portion of comprehensive healthcare coverage, primarily for our salaried employees. The healthcare reform law will require us to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. If we elect to offer such benefits we may incur substantial additional expense. If we fail to offer such benefits, or the benefits we elect to offer do not meet the applicable requirements, we may incur penalties. The healthcare reform law also requires individuals to obtain coverage or face individual penalties, so employees who are currently eligible but elect not to participate in our healthcare plans may find it more advantageous to do so when such individual mandates take effect. It is also possible that by making changes or failing to make changes in the healthcare plans offered by us we will become less competitive in the market for our labor. Finally, implementing the requirements of healthcare reform is likely to impose additional administrative costs. The costs and other effects of these new healthcare requirements cannot be determined with certainty, but they may significantly increase our healthcare coverage costs and could materially adversely affect our, business, financial condition and results of operations.

Changes in employment laws may adversely affect our business.

Various federal and state labor laws govern the relationship with our employees and affect operating costs. These laws include employee classification as exempt/non-exempt for overtime and other purposes, minimum wage requirements, unemployment tax rates, workers' compensation rates, immigration status and other wage and benefit requirements. Significant additional government-imposed increases in the following areas could materially affect our business, financial condition, operating results or cash flow:

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  minimum wages;

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  mandatory health benefits;

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  vacation accruals;

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  paid leaves of absence, including paid sick leave; and

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  tax reporting.

In addition, various states in which we operate are considering or have already adopted new immigration laws or enforcement programs, and the U.S. Congress and Department of Homeland Security from time to time consider and may implement changes to federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the "E-Verify" program, an Internet-based, free program run by the United States government to verify employment eligibility, in states in which participation is required. However, use of the "E-Verify" program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could materially adversely affect our business, financial condition and results of operations.

Unionization activities or labor disputes may disrupt our operations and affect our profitability.

Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition and results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs.

As an employer, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may affect our ability to compete or could materially adversely affect our business, financial condition and results of operations.

If we face labor shortages or increased labor costs, our growth and operating results could be adversely affected.

Labor is a primary component in the cost of operating our restaurants. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, increases in the federal, state or local minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, including customer service and kitchen staff, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in some geographic areas. In addition, restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced significant problems in recruiting or retaining employees, our ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to continue to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us to pay higher wages, which could result in higher labor costs. In addition, some of our employees are paid at rates related to the U.S. federal minimum wage, and increases in the minimum wage would increase our labor costs. Further, costs associated with workers' compensation are rising, and these costs may continue to rise in the future. We may be unable to increase our menu prices in order to pass these increased labor costs on to consumers, in which case our margins would be negatively affected, which could materially adversely affect our business, financial condition and results of operations.

We depend on the services of key executives, the loss of which could materially harm our business.

Our senior executives have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Losing the services of any of these individuals could materially adversely affect our business until a suitable replacement is found. We believe that these individuals cannot easily be replaced with executives of equal experience and capabilities. We also do not maintain any key man life insurance policies for any of our employees.

Health concerns arising from outbreaks of viruses may have an adverse effect on our business.

The United States and other countries have experienced, or may experience in the future, outbreaks of neurological diseases or other diseases or viruses, such as norovirus, influenza and H1N1. If a virus is transmitted by human contact, our employees or customers could become infected, or could choose, or be advised, to avoid gathering in public places, any one of which could materially adversely affect our business, financial condition and results of operations.

Our indebtedness may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with our financial covenants, our liquidity and results of operations could be adversely affected.

We have an existing credit agreement with a commercial finance company that includes a term loan (the "Term Loan") and line of credit (the "Line of Credit" and together with the Term Loan, the "Credit Facility"), which are collateralized by a first-priority interest in, among other things, our accounts receivable, general intangibles, inventory, equipment, furniture and fixtures. As of October 7, 2013, we had $36.8 million of outstanding indebtedness under our Credit Facility. We intend to use a portion of the net proceeds from this offering to repay the entire amount of the outstanding borrowings under our Credit Facility. In the future, we may, from time to time, incur additional indebtedness under our Line of Credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility."

Our Credit Facility places certain conditions on us, including that it:

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  requires us to utilize a substantial portion of our cash flow from operations after capital expenditures to make payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity and other general corporate purposes;

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  increases our vulnerability to adverse general economic or industry conditions;

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  limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;

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  makes us more vulnerable to increases in interest rates, as borrowings under our Credit Facility are at variable rates;

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  limits our ability to obtain additional financing in the future for working capital or other purposes; and

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  places us at a competitive disadvantage compared to our competitors that have less indebtedness.

Our Credit Facility places certain limitations on our ability to incur additional indebtedness. However, subject to the qualifications and exceptions in our Credit Facility, we may incur substantial additional indebtedness, including under our Line of Credit, and may incur obligations that do not constitute indebtedness under that facility. The Credit Facility also places certain limitations on, among other things, our ability to enter into certain types of transactions, financing arrangements and investments, to make certain changes to our capital structure and to guarantee certain indebtedness. The Credit Facility also places certain restrictions on the payment of dividends and distributions and certain management fees. These restrictions limit or prohibit, among other things, our ability to:

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  pay dividends on, redeem or repurchase our stock or make other distributions;

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  incur or guarantee additional indebtedness;

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  sell stock in our subsidiaries;

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  create or incur liens;

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  make acquisitions or investments;

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  transfer or sell certain assets or merge or consolidate with or into other companies;

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  make certain payments or prepayments of indebtedness subordinated to our obligations under our Credit Facility; and

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  enter into certain transactions with our affiliates.

Failure to comply with certain covenants or the occurrence of a change of control under our Credit Facility could result in the acceleration of our obligations under the Credit Facility, which would have an adverse effect on our liquidity, capital resources and results of operations.

Our Credit Facility also requires us to comply with certain financial covenants regarding our capital expenditures, fixed charge coverage ratio and effective leverage ratio. Changes with respect to these financial covenants may increase our interest rate and failure to comply with these covenants could result in a default and an acceleration of our obligations under the Credit Facility, which would have an adverse effect on our liquidity, capital resources and results of operations. Upon the receipt of funds from this offering, we will be required to apply 50% of the proceeds of the offering, net of underwriting discounts and costs and expenses incurred in connection with this offering, to repay the Term Loan and Line of Credit. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility."

We expect to need capital in the future, and we may not be able to generate sufficient cash flow or raise capital on acceptable terms to meet our needs.

Developing our business will require significant capital in the future. To meet our capital needs, we expect to rely on our cash flow from operations, the proceeds from this offering, our Line of Credit under our Credit Facility and other third-party financing. Third-party financing in the future may not, however, be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including general market conditions, our operating performance, the market's perception of our growth potential, lender sentiment and our ability to incur additional debt in compliance with other contractual restrictions, such as financial covenants under our Credit Facility or other debt documents.

Additionally, our ability to make payments on and to refinance our indebtedness and to fund planned expenditures for our growth plans will depend on our ability to generate cash in the future. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business.

We believe that cash and cash equivalents, expected cash flow from operations and planned borrowing capacity are adequate to fund debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the next 13 periods. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow from operations and our ability to manage costs and working capital successfully. Additionally, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may seek alternative financing, such as restructuring or refinancing our existing Credit Facility or selling additional debt or equity securities, and we cannot assure you that we will be able to do so on favorable terms, if at all. Moreover, if we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders may experience dilution, and the new equity securities could have rights senior to those of our common stock. These factors may make the timing, amount, terms and conditions of additional financings unattractive. Our inability to raise capital could impede our growth or otherwise require us to forego growth opportunities and could materially adversely affect our business, financial condition and results of operations.

Our marketing programs may not be successful.

We believe our brand is critical to our business. We incur costs and expend other resources in our marketing efforts to raise brand awareness and attract and retain customers. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more than we are able to on marketing and advertising. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

We have limited control over our franchisees, and our franchisees could take actions that could harm our business.

Franchisees are independent contractors and are not our employees, and we do not exercise control over their day-to-day operations. We provide training and support to franchisees, but the quality of franchised restaurant operations may be diminished by any number of factors beyond our control. We cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises in their franchise areas in a manner consistent with our standards and requirements, or that they will hire and train qualified managers and other restaurant personnel. If franchisees do not meet our standards and requirements, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could decline significantly. State franchise laws may limit our ability to terminate or modify these franchise arrangements.

Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our, and their, rights and obligations under franchise and development agreements. This may lead to disputes with our franchisees in the future. These disputes may divert the attention of our management and our franchisees from operating our restaurants and affect our image and reputation and our ability to attract franchisees in the future, which could materially adversely affect our business, financial condition and results of operations.

We and our franchisees are also subject to laws and regulations relating to information security, privacy, cashless payments, gift cards and consumer credit, protection and fraud and any failure or perceived failure to comply with these laws and regulations could harm our reputation or lead to litigation, which could adversely affect our financial condition.

A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under such franchisee's franchise arrangements. In a franchisee bankruptcy, the bankruptcy trustee may reject its franchise arrangements pursuant to Section 365 under the United States bankruptcy code, in which case there would be no further royalty payments from such franchisee, and there can be no assurance as to the proceeds, if any, that may ultimately be recovered in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

We do not own any real property. Payments under our operating leases account for a significant portion of our operating expenses and we expect the new restaurants we open in the future will similarly be leased. Our leases generally have an initial term of ten years and generally include two five-year renewal options at increased rates. All of our leases require a fixed annual rent, although some require the payment of additional rent if restaurant sales exceed a negotiated amount. Generally, our leases are "net" leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close restaurants in desirable locations. These potential increased occupancy costs and closed restaurants could materially adversely affect our business, financial condition and results of operations.

The impact of negative economic factors, including the availability of credit, on our landlords and surrounding tenants could negatively affect our financial results.

Negative effects on our existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants to us. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. Our development of new restaurants may also be adversely affected by the negative financial situations of developers and potential landlords. Landlords may try to delay or cancel recent development projects (as well as renovations of existing projects) due to the instability in the credit markets and recent declines in consumer spending, which could reduce the number of appropriate locations available that we would consider for our new restaurants. Furthermore, the failure of landlords to obtain licenses or permits for development projects on a timely basis, which is beyond our control, may negatively impact our ability to implement our development plan.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos and the unique ambience of our restaurants. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly and may not be successful. Although we believe that we have sufficient rights to all of our trademarks and service marks, we may face claims of infringement that could interfere with our ability to market our restaurants and promote our brand. Any such litigation may be costly and divert resources from our business. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks or service marks in the future and may be liable for damages, which in turn could materially adversely affect our business, financial condition and results of operations.

We also rely on trade secrets and proprietary know-how to protect our brand. Our methods of safeguarding this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may result in a judgment or monetary damages. We do maintain confidentiality agreements with all of our team members and most of our suppliers. Even with respect to the confidentiality agreements we have, we cannot assure you that those agreements will not be breached, that they will provide meaningful protection, or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. If competitors independently develop or otherwise obtain access to our trade secrets or proprietary know-how, the appeal of our restaurants could be reduced and our business could be harmed.

We may incur costs resulting from breaches of security of confidential consumer information related to our electronic processing of credit and debit card transactions.

The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. In addition, most states have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

We rely heavily on information systems, including point-of-sale processing in our restaurants, for management of our supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow or a breach in security of these systems could result in delays in customer service and reduce efficiency in our operations. Remediation of such problems could result in significant, unplanned capital investments.

Changes to estimates related to our property, fixtures and equipment or operating results that are lower than our current estimates at certain restaurant locations may cause us to incur impairment charges on certain long-lived assets, which may adversely affect our results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual restaurant operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If future impairment charges are significant, our reported operating results would be adversely affected.

We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.

Our customers occasionally file complaints or lawsuits against us alleging we caused an illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, harassment, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. In recent years, a number of restaurant companies have been subject to such claims, and some of these lawsuits have resulted in the payment of substantial damages by the defendants. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could materially and adversely affect our financial condition and results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could materially adversely affect our business, financial condition and results of operations.

We are subject to state and local "dram shop" statutes, which may subject us to uninsured liabilities. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Because a plaintiff may seek punitive damages, which may not be fully covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations. A judgment in such an action significantly in excess of, or not covered by, our insurance coverage could adversely affect our business, financial condition and results of operations. Further, adverse publicity resulting from any such allegations may adversely affect us and our restaurants taken as a whole.

In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products sold and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if we are not, publicity about these matters (particularly directed at the quick-service or fast casual segments of the industry) may harm our reputation and could materially adversely affect our business, financial condition and results of operations.

Our current insurance may not provide adequate levels of coverage against claims.

Our current insurance policies may not be adequate to protect us from liabilities that we incur in our business. Additionally, in the future, our insurance premiums may increase, and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any substantial inadequacy of, or inability to obtain insurance coverage could materially adversely affect our business, financial condition and results of operations.

Furthermore, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. As a public company, we intend to enhance our existing directors' and officers' insurance. While we expect to obtain such coverage, we may not be able to obtain such coverage at all or at a reasonable cost now or in the future. Failure to obtain and maintain adequate directors' and officers' insurance would likely adversely affect our ability to attract and retain qualified officers and directors.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of our liquor and food service licenses and, thereby, harm our business.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals could adversely affect our operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would adversely affect our business.

Alcoholic beverage control regulations generally require our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain licenses could adversely affect our business, financial condition and results of operations.

We have identified material weaknesses in our internal controls over financial reporting, and if we are unable to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act it could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC's rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. In order to have effective internal control over financial reporting, we will need to implement additional control activities, implement restricted access and other IT general controls, write and implement formal accounting policies, and hire additional qualified accounting, financial, and legal staff. Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, which may be up to five full fiscal years following this offering.

Prior to the completion of this offering, we have been a private entity with limited accounting personnel and other supervisory resources to adequately execute our accounting processes and address our internal control over financial reporting. In connection with the audit of our financial statements for the year ended December 31, 2012, our independent registered public accounting firm identified material weaknesses in internal control over financial reporting, including maintaining an effective system of internal control over financial reporting. In particular, we did not design an effective control environment with the sufficient complement of personnel with the appropriate level of accounting knowledge, experience, and training in GAAP to assess the completeness and accuracy of the technical accounting matters, principally related to leases, equity-based compensation, taxes, accruals and cutoff; nor did we have a sufficient number of accounting personnel to allow for appropriate segregation of duties or thorough review and supervision of our financial closing process. We also did not design, maintain or implement effective control activities relating to (i) formal accounting policies and (ii) information technology general controls. Specifically, we did not design, maintain or implement policies and procedures to adequately review and account for accounting transactions that arise in the normal course of business, which limited our ability to make accounting decisions and to detect and correct accounting errors. Further, we did not design, implement or maintain policies and procedures over our information technology general controls, such that the access of our employees to the accounting systems was not appropriately restricted.

The lack of adequate staffing levels and effective policies and controls resulted in insufficient time spent on review and approval of certain information used to prepare our financial statements, resulting in several audit adjustments and a restatement of our financial statements for the years ended December 26, 2011 and December 27, 2010. As of December 31, 2012 and through the date of this submission, we had not designed, implemented, and tested internal controls to fully remediate the material weaknesses. As a result, the material weaknesses still existed at December 31, 2012 and through the date of this submission.

While we have begun the process of evaluating the design and operation of our internal control over financial reporting, we are in the early phases and may not complete our evaluation until after this offering is completed. We cannot predict the outcome of our evaluation at this time. During the course of the evaluation, we may identify additional control deficiencies, which could give rise to other material weaknesses, in addition to the material weaknesses described above. Each of the material weaknesses described above or any newly identified material weakness could result in a misstatement of our financial statements or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

We may in the future discover areas of our internal controls that need improvement. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements, and we and/or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by                             , the SEC or other regulatory authorities. Testing and maintaining internal controls could also divert our management's attention from other matters that are important to the operation of our business.

Changes to accounting rules or regulations may adversely affect our results of operations.

Changes to existing accounting rules or regulations may impact our future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements in the next few years. If adopted, such change would require us to record significant capital lease obligations on our balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could materially adversely affect our business, financial condition and results of operations.

We spend significant resources in developing new product offerings, some of which may not be successful.

We invest in continually developing new potential product offerings as well as in marketing and advertising our new products. Our new product offerings may not be well-received by consumers and may not be successful, which could materially adversely affect our results of operations.

Risks Related to Ownership of Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Prior to this offering, there has not been a public market for our common stock or any of our equity interests. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the                             , or how liquid that market may become. An active public market for our common stock may not develop or be sustained after the offering. If an active trading market does not develop or is not sustained, you may have difficulty selling any shares that you buy.

The initial public offering price for the common stock will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

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  the timing of new restaurant openings and related expenses;

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  restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;

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  labor availability and costs for hourly and management personnel;

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  profitability of our restaurants, especially in new markets;

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  changes in interest rates;

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  increases and decreases in AUVs and comparable restaurant sales;

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  impairment of long-lived assets and any loss on restaurant closures;

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  macroeconomic conditions, both nationally and locally;

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  negative publicity relating to the consumption of seafood or other products we serve;

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  changes in consumer preferences and competitive conditions;

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  expansion to new markets;

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  increases in infrastructure costs; and

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  fluctuations in commodity prices.

Seasonal factors and the timing of holidays also cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically lower in the first and fourth quarters due to reduced winter and holiday traffic and higher in the second and third quarters. As a result of these factors, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

The price of our common stock may be volatile and you may lose all or part of your investment.

The market price of our common stock could fluctuate significantly, and you may not be able to resell your shares at or above the offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus, including those described under "—Risks Related to Our Business and Industry" and the following:

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  our operating performance and the performance of our competitors or restaurant companies in general;

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  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

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  changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;

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  global, national or local economic, legal and regulatory factors unrelated to our performance;

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  the number of shares to be publicly traded after this offering;

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  future sales of our common stock by our officers, directors and significant stockholders;

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  the arrival or departure of key personnel; and

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  other developments affecting us, our industry or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our business, financial condition and results of operations, and those fluctuations could materially reduce our common stock price.

As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

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  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act, or

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  otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

  •
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Piper Jaffray & Co.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Our amended and restated certificate of incorporation authorizes us to issue up to               shares of common stock, of which               shares will be outstanding and                shares will be issuable upon the exercise of outstanding stock options. Of the outstanding shares,                              shares will be freely tradable after the expiration date of the lock-up agreements, excluding any shares acquired by persons who may be deemed to be our affiliates. Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act ("Rule 144"), as amended. Jefferies LLC and Piper Jaffray & Co., on behalf of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. See "Underwriting."

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our Stock Incentive Plan and our Employee Stock Purchase Plan. See the information under the heading "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of this offering.

In the future, we may also issue common stock or other securities if we need to raise additional capital. The number of new shares of our common stock issued in connection with raising additional capital could constitute a material portion of the then outstanding shares of our common stock.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $               per share because the initial public offering price of $               , which represents the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, and directors under our stock option and equity incentive plans. See "Dilution."

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock prices and trading volume to decline.

Our principal stockholders and their affiliates own a substantial portion of our outstanding equity, and their interests may not always coincide with the interests of the other holders.

Immediately following the consummation of this offering, assuming our initial offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, Brentwood will own approximately          % of our common stock, or          % if the underwriters' option to purchase additional shares of our common stock is exercised in full. As a result, Brentwood could potentially have significant influence over all matters presented to our stockholders for approval, including election and removal of our directors, change in control transactions and the outcome of all actions requiring a majority stockholder approval.

In addition, persons associated with Brentwood currently serve on our Board of Directors. Following this offering, the interests of Brentwood may not always coincide with the interests of the other holders of our common stock, and the concentration of control in Brentwood will limit other stockholders' ability to influence corporate matters. The concentration of ownership and voting power of Brentwood may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without their support, even if such events are in the best interests of our other stockholders. Therefore, the concentration of voting power among Brentwood may have an adverse effect on the price of our common stock. Our Company may also take actions that our other stockholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

We are a "controlled company" within the meaning of the                             listing requirements and as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements. You will not have the same protection afforded to stockholders of companies that are subject to such corporate governance requirements.

Because of the aggregate voting power over us held by certain affiliates of Brentwood, we are considered a "controlled company" for the purposes of the                             listing requirements. As such, we are exempt from the corporate governance requirements that our Board of Directors, our Compensation Committee and, to the extent applicable, our Nominating and Corporate Governance Committee meet the standard of independence established by those corporate governance requirements. The independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors.

Following this offering, we intend to utilize these exemptions afforded to a "controlled company." Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                                             .

We do not intend to pay dividends for the foreseeable future.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any future determination to declare and pay cash dividends will be at the discretion of our Board of Directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our Board of Directors deems relevant. In addition, our Credit Facility restricts our ability to pay dividends. Our ability to pay dividends may also be limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. See "Dividend Policy."

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change our management.

Our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the completion of this offering, and Delaware law, contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. For example, we will have a classified Board of Directors with three-year staggered terms, which could delay the ability of stockholders to change membership of a majority of our Board of Directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding equity interests. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. See "Description of Capital Stock."

We will incur increased costs as a result of being a public company.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company, particularly after we are no longer an emerging growth company as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act and the JOBS Act, have created uncertainty for public companies and increased costs and time that boards of directors and management must devote to complying with these rules and regulations. The Sarbanes-Oxley Act and related rules of the SEC and the                             regulate corporate governance practices of public companies. We expect compliance with these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities. For example, we will be required to adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements.

For as long as we remain an emerging growth company as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." These exceptions provide for, but are not limited to, relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. To the extent we use exemptions from various reporting requirements under the JOBS Act, we may be unable to realize our anticipated cost savings from those exemptions.

Pursuant to the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an emerging growth company. We could be an emerging growth company for up to five years.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and the price of our common stock could decline.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements. We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the completion of this offering provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, we have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. Upon the consummation of this offering, we will enter into indemnification agreements with our director nominees and amended indemnification agreements with each of our directors and officers. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee's involvement was by reason of the fact that the indemnitee is or was a director or officer of the Company or any of its subsidiaries or was serving at the Company's request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

We have broad discretion to use the proceeds from the offering and our investment of those proceeds may not yield favorable returns.

We intend to use $                million of the net proceeds from this offering to repay the entire amount of outstanding borrowings under our Credit Facility. Our management has broad discretion to spend the remainder of the net proceeds from this offering and you may not agree with the way the net proceeds are spent. The failure of our management to apply these funds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our common stock to decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "aim," "anticipate," "believe," "estimate," "expect," "forecast," "outlook," "potential," "project," "projection," "plan," "intend," "seek," "may," "could," "would," "will," "should," "can," "can have," "likely," the negatives thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

  •
  our ability to successfully execute our growth strategy and to maintain increases in comparable restaurant sales;

  •
  our ability to expand into new markets;

  •
  changes in economic conditions, including consumer confidence and spending patterns;

  •
  damage to our reputation or lack of acceptance of our brand in existing or new markets;

  •
  ability to rely on key third-party vendors, suppliers and distributors;

  •
  price and availability of key ingredients;

  •
  labor shortages and increases in our labor costs, including as a result of changes in government regulation;

  •
  change in consumer tastes and the level of acceptance of the company's restaurant concept;

  •
  increased competition in the restaurant industry;

  •
  the success of our marketing programs;

  •
  the impact of opening new restaurants in the same markets as our existing restaurants;

  •
  the effect of changes to accounting rules or regulations applicable to us;

  •
  the loss of key members of our management team;

  •
  changes in regulatory and healthcare laws;

  •
  consumer reaction to public health issues and perceptions of food safety;

  •
  the strain on our infrastructure and resources caused by our growth;

  •
  the failure of our information technology systems or the breach of our network security;

  •
  volatility in the price of our common stock; and

  •
  other factors discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

 USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $                million, or $                million if the underwriters option to purchase additional shares of our common stock is exercised in full, assuming the shares offered by us are sold for $               per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus.

We intend to use the net proceeds from the sale of common stock by us in this offering:

(i)
to repay the entire amount of the outstanding borrowings under our Credit Facility; and

(ii)
for working capital and general corporate purposes, including to continue to maintain our existing restaurants and to support our growth, primarily through opening new restaurants.

We intend to use approximately $                million of the net proceeds we receive from this offering to repay the entire amount of the outstanding borrowings under our Credit Facility, which has a maturity date of November 29, 2017 and had an outstanding balance of $36.8 million as of October 7, 2013. Borrowings under our Credit Facility in the forty weeks ended October 7, 2013 and in 2012 were primarily made in connection with capital expenditures in connection with opening new restaurants. As of October 7, 2013, the balance outstanding under our Term Loan was $23.8 million and the balance under our Line of Credit was $13.0 million. Borrowings under our Credit Facility bear interest at our option at either (i) LIBOR plus 3.00% to 4.75%, or (ii) the highest of the following rates plus 2.00% to 3.75%: (a) the Wall Street Journal prime rate; (b) the federal funds rate plus 0.50% or (c) the one-month LIBOR plus 1.00%. There is a 1.00% LIBOR floor on all borrowings. Our interest rate as of October 7, 2013 was 6.0% for each of our Term Loan and our Line of Credit. Affiliates of General Electric Capital Corporation are lenders under the Credit Facility, and therefore, will receive a portion of the net proceeds of this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $               per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the net proceeds we receive from this offering by approximately $                million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds we receive from this offering by approximately $                million, assuming the assumed initial public offering price remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

Pending use of the net proceeds from this offering as described above, we may invest the net proceeds in short-and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

 DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions under the terms of current and any future agreements governing our indebtedness. Any future determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our board of directors deems relevant.

In addition, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings, cash flow and ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.The ability of our subsidiaries to pay dividends is currently restricted by the terms of our Credit Facility and may be further restricted by any future indebtedness we or they incur.

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See "Risk Factors—Risks Related to Ownership of our Common Stock—We do not intend to pay dividends for the foreseeable future."

CAPITALIZATION

The following table sets forth our cash and cash equivalents, indebtedness and our capitalization as of October 7, 2013 on:

  •
  an actual basis;

  •
  on a pro forma basis to give effect to the Distribution Transactions; and

  •
  on a pro forma as adjusted basis to give effect to (i) the Distribution Transactions, (ii) the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which we will adopt prior to the completion of this offering and (iii) this offering and the use of proceeds therefrom as described in "Use of Proceeds," assuming the shares offered by us are sold for $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus and the information set forth under the headings "Use of Proceeds," "Selected Historical Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of October 7, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(Dollars in thousands)
Cash and cash equivalents	$2,645

Debt:
Term Loan(2)	23,750
Line of Credit(3)	13,000

Total Credit Facility	36,750
Residual value obligations, net(4)	329
Deemed landlord financing(5)	17,905

Total debt	54,985
Stockholder's Equity:
Common stock, $0.01 par value per share(6)	0
Additional paid-in-capital	45,185
Accumulated deficit	(8,523)

Total stockholder's equity	36,662

Total capitalization	$91,647

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $               per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amounts of cash and cash equivalents, additional paid-in capital, total stockholder's equity and total capitalization by $                million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholder's equity and total capitalization by approximately $                million, assuming the assumed initial public offering price remains the same.

(2)
We intend to use approximately $                million of the net proceeds we receive from this offering to repay the entire amount of the outstanding borrowings under our Term Loan.

(3)
We intend to use approximately $                million of the net proceeds we receive from this offering to repay the entire amount of the outstanding borrowings under our Line of Credit. As of October 7, 2013, there was $13.0 million drawn under our line of credit.

(4)
Represents residual value obligations associated with vehicles for individual store locations. We pay for each of the vehicles up front and then amortize them to the guaranteed residual value at the end of the lease term. Each of the assets is recorded at the net present value of the initial payment made plus the residual value guarantee using a 6.50% discount rate.

(5)
For a discussion of deemed landlord financing see "Management's Discussion and Analysis of Financial Condition and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Leases."

(6)
The number of common shares shown as issued and outstanding on a pro forma as adjusted basis in the table below is based on the number of shares of our common stock outstanding as of October 7, 2013. 100 shares authorized, 100 shares issued and outstanding, actual;                             shares authorized,                               shares issued and outstanding, pro forma; and                             shares authorized,                              shares issued and outstanding, pro forma as adjusted.

 DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value (deficit) as of October 7, 2013 was $0.8 million, or $7,662 per share of common stock. Our historical net tangible book value is the amount of our total tangible assets (which for the purpose of this calculation excludes capitalized loan costs) less our total liabilities, divided by the number of shares of common stock outstanding as of October 7, 2013.

Our pro forma net tangible book value as of October 7, 2013 was $                million, or $               per share of common stock. Pro forma net tangible book value represents total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of October 7, 2013, after giving effect to the Distribution Transactions, which is described more fully under the section of this prospectus entitled "Our Corporate Information."

Pro forma as adjusted net tangible book value is our pro forma net tangible book value, plus the effect of the sale by us of                             shares of our common stock in this offering at an assumed initial public offering price of $               per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us, and after giving effect to the application of the net proceeds received from this offering as described under "Use of Proceeds." This amount represents an immediate increase in pro forma as adjusted net tangible book value of $               per share to our existing stockholders, and an immediate dilution of $               per share to new investors participating in this offering. We determine dilution per share to new investors by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis.

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters option to purchase additional shares of our common stock is exercised in full, the pro forma as adjusted net tangible book value will increase to $               per share, representing an immediate dilution of $               per share to new investors, assuming that the initial public offering price will be $               per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $               per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $                million, the pro forma as adjusted net tangible book value per share by $               per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $               , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, as of October 7, 2013, on a pro forma as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $               per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

The total number of shares reflected in the discussion and tables above is based on               shares of common stock outstanding as of October 7, 2013 and the Distribution Transactions. The tables above assume no exercise of options to purchase shares of our common stock outstanding as of October 7, 2013.

If the underwriters option to purchase additional shares of our common stock is exercised in full, the number of shares held by new investors will increase to                             , or          % of the total number of shares of common stock outstanding after this offering.

Because the exercise prices, as adjusted in connection with the                                             -for-1 stock split of our common stock, of the outstanding options to purchase shares of our common stock are significantly below $               per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. If all of our outstanding options had been exercised as of                             , our pro forma net tangible book value as of October 7, 2013 would have been approximately $                million or $               per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $               per share, representing dilution in our pro forma net tangible book value per share to new investors of $               .

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our selected historical consolidated financial data and certain other financial data. The historical consolidated balance sheet data as of December 31, 2012 and, December 26, 2011 and the consolidated statement of operations and consolidated statement of cash flows data for the years ended December 31, 2012, December 26, 2011 and December 27, 2010 have been derived from our historical audited consolidated financial statements, which are included in this prospectus. The consolidated balance sheet data as of December 27, 2010 has been derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated balance sheet data as of December 28, 2009, and the consolidated statement of operations and consolidated statement of cash flows data for the year ended December 28, 2009 have been derived from our historical unaudited consolidated financial statements, which are not included in this prospectus. The consolidated balance sheet data as of October 7, 2013 and the consolidated statement of operations and consolidated statement of cash flows data for the forty weeks ended October 7, 2013 and October 1, 2012 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair statement of the financial information in those statements. Operating results for the forty weeks ended October 7, 2013 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 30, 2013.

We operate on a 52- or 53-week fiscal year that ends on the last Monday of the calendar year. All fiscal years presented herein consist of 52 weeks, with the exception of the fiscal year ended December 31, 2012, which consists of 53 weeks. Our first fiscal quarter consists of 16 weeks, and each of our second, third and fourth fiscal quarters consists of 12 weeks, except for a 53-week year when the fourth quarter has 13 weeks. We refer to our fiscal years as 2012, 2011 and 2010.

The consolidated financial data and other financial data presented below should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited and unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The following table does not give effect to the     -for-1 stock split of our common stock, which will be effected prior to the completion of the offering. Our historical consolidated financial data may not be indicative of our future performance.

	Forty Weeks Ended		Fiscal Year Ended
	October 7, 2013	October 1, 2012	December 31, 2012	December 26, 2011	December 27, 2010	December 28, 2009
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Restaurant sales	$87,209	$58,403	$78,966	$49,193	$31,497	$20,138
Franchise and royalty fees	500	594	757	984	810	619

Total revenue	87,709	58,998	79,724	50,177	32,308	20,756
Operating Expenses:
Restaurant Operating Costs:
Cost of sales	28,930	19,111	25,845	15,756	10,406	6,590
Labor	24,332	15,625	21,567	13,424	8,587	5,443
Store operating expenses	16,005	10,672	14,610	9,596	5,975	3,653
General and administrative expenses	9,053	6,370	8,969	6,384	5,344	4,464
Depreciation	4,282	2,835	3,779	2,840	1,805	1,065
Amortization	1,052	775	1,091	585	557	557
Pre-opening costs	1,336	550	917	806	544	551
Loss (gain) from disposal of equipment	155	(11)	240	(4)	289	147

Total operating expenses	85,146	55,928	77,018	49,387	33,507	22,470

Income (loss) from operations	2,562	3,070	2,706	790	(1,199)	(1,713)
Other expenses:
Interest expense, net	2,967	1,630	2,337	1,248	720	556
Loss on interest cap	18	—	—	—	—	—
Bargain purchase gain from acquisitions	—	—	—	(541)	—	—

Total other expenses	2,985	1,630	2,337	707	720	556

Income (loss) before provision for income taxes	(423)	1,440	369	83	(1,919)	(2,269)
Provision for income taxes	194	2,446	622	110	554	546

Net loss	$(617)	$(1,006)	$(253)	$(27)	$(2,472)	$(2,815)

Net loss per share:
Basic	$(6,174)	$(10,061)	$(2,529)	$(269)	$(24,723)	$(28,155)
Diluted	$(6,174)	$(10,061)	$(2,529)	$(269)	$(24,723)	$(28,155)
Weighted average shares outstanding:
Basic	100	100	100	100	100	100
Diluted	100	100	100	100	100	100
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$9,562	$6,801	$7,796	$4,764	$3,780	$605
Net cash used in investing activities	(20,763)	(15,847)	(21,283)	(13,519)	(8,028)	(6,486)
Net cash provided by financing activities	11,396	9,353	15,130	7,600	3,468	6,986

	October 7, 2013	December 31, 2012	December 26, 2011	December 27, 2010	December 28, 2009
		(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,645	$2,450	$807	$1,962	$2,742
Property and equipment, net	70,795	48,215	31,472	19,937	12,568
Total assets	112,939	90,716	66,937	53,214	47,547
Total debt(1)	54,985	38,201	19,028	8,643	3,979
Total stockholder's equity	36,662	37,220	37,347	37,184	39,352

	Forty Weeks Ended		Fiscal Year Ended
	October 7, 2013	October 1, 2012	December 31, 2012	December 26, 2011	December 27, 2010	December 28, 2009
	(Dollars in thousands)
Other Operating Data:
Company-owned restaurants at end of period	85	60	67	48	32	23
Franchise restaurants at end of period	8	7	8	9	11	8
Company-owned:
Average unit volume(2)	$1,488	$1,398	$1,421	$1,299	$1,209	$1,106
Comparable restaurant sales growth	7.9%	13.8%	13.4%	11.8%	11.9%	(2.5%)
Restaurant contribution(3)	$17,941	$12,995	$16,945	$10,418	$6,529	$4,452
as a percentage of restaurant sales	20.6%	22.3%	21.5%	21.2%	20.7%	22.1%
Adjusted EBITDA(4)	$9,609	$7,563	$9,153	$5,440	$2,411	$949
as a percentage of revenue	11.0%	12.8%	11.5%	10.8%	7.5%	4.6%
Capital expenditures	$20,763	$10,026	$15,462	$10,959	$8,028	$6,499

(1)
Includes interest-bearing debt, residual value obligations and deemed landlord financing.

(2)
Average unit volumes for the forty weeks ended October 7, 2013 and October 1, 2012 represent AUVs for the 52-week period ended October 7, 2013 and October 1, 2012, respectively.

(3)
Restaurant contribution is defined as restaurant sales less restaurant operating costs which are cost of sales, labor, and store operating expenses.

(4)
EBITDA is defined as net loss before interest, income taxes and depreciation and amortization.

Adjusted EBITDA is defined as EBITDA plus equity-based compensation expense, bargain purchase gain from acquisitions, management and consulting fees, asset disposals, closure costs and restaurant impairment and pre-opening costs. Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. We believe that EBITDA and Adjusted EBITDA provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Our management uses EBITDA and Adjusted EBITDA (i) as a factor in evaluating management's performance when determining incentive compensation, (ii) to evaluate the effectiveness of our business strategies and (iii) because our Credit Facility uses measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other fast casual restaurants, which may present similar non-GAAP financial measures to investors. In addition, you should be aware when evaluating EBITDA and Adjusted EBITDA that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same fashion. Moreover, our definitions of EBITDA and Adjusted EBITDA as presented throughout this prospectus are not the same as these or similar terms in the applicable covenants of our Credit Facility.

Our management does not consider EBITDA or Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of EBITDA and Adjusted EBITDA is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  equity-based compensation expense is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

  •
  Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

  •
  other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

    Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. You should review the reconciliation of net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.
  The following table reconciles net loss to EBITDA and Adjusted EBITDA for the forty weeks ended October 7, 2013 and October 1, 2012 and for 2012, 2011, 2010, and 2009:

	Forty Weeks Ended		Fiscal Year Ended
	October 7, 2013	October 1, 2012	December 31, 2012	December 26, 2011	December 27, 2010	December 28, 2009
	(Dollars in thousands)
Adjusted EBITDA:
Net loss, as reported	$(617)	$(1,006)	$(253)	$(27)	$(2,472)	$(2,815)
Depreciation and amortization	5,334	3,610	4,870	3,426	2,362	1,622
Interest expense, net	2,967	1,630	2,337	1,248	720	556
Provision for income taxes	194	2,446	622	110	554	546

EBITDA	7,878	6,680	7,576	4,757	1,163	(91)
Asset disposals, closure costs and restaurant impairment(a)	155	(11)	240	(4)	289	147
Management and consulting fees(b)	181	248	294	232	123	142
Equity-based compensation expense	59	96	126	190	293	201
Pre-opening costs(c)	1,336	550	917	806	544	551
Bargain purchase gain from acquisitions(d)	—	—	—	(541)	—	—

Adjusted EBITDA	$9,609	$7,563	$9,153	$5,440	$2,411	$949

(a)
Represents costs related to impairment of long-lived assets, gain or loss on disposal of property and equipment and restaurant closure expenses.

(b)
Represents fees payable to Brentwood pursuant to the Corporate Development and Administrative Services Agreement and fees paid to Greg Dollarhyde pursuant to the Consulting Agreement. See "Certain Relationships and Related Party Transactions—Corporate Development and Administrative Services Agreement" and "Certain Relationships and Related Party Transactions—Consulting Agreement."

(c)
Represents expenses directly associated with the opening of new restaurants that are incurred prior to opening, including pre-opening rent.

(d)
Represents the excess of the fair value of net assets acquired over the purchase price related to our acquisitions of the Houston franchise restaurants.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the "Selected Consolidated Historical Financial and Other Data" and our audited and unaudited consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties and assumptions, such as our plans, objectives, expectations, and intentions set forth under the sections entitled "Risk Factors" and "Forward-Looking Statements." Our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

Zoës Kitchen is a high growth, fast casual restaurant concept serving a distinct menu of fresh, wholesome, Mediterranean-inspired dishes delivered with Southern hospitality. Founded in 1995 by Zoë and Marcus Cassimus in Birmingham, Alabama, Zoës Kitchen is a natural extension of Zoë Cassimus' lifetime passion for cooking wholesome, made from scratch Mediterranean meals for family and friends. Since opening our first restaurant, we have never wavered from our commitment to make our food fresh daily and to serve our customers in a warm and welcoming environment. We believe our brand delivers on our customers' desire for freshly-prepared food, convenient, unique and high-quality experiences and their passion for life.

Growth Strategies and Outlook

We plan to execute the following strategies to continue to enhance our brand awareness and grow our revenue and profitability:

  •
  grow our restaurant base;

  •
  increase our comparable restaurant sales; and

  •
  improve our profitability and leverage infrastructure.

We have expanded our restaurant base from 21 restaurants in seven states in 2008 to 102 restaurants in 15 states as of December 15, 2013. We opened 27 restaurants in 2013, and we plan to open 28 to 30 restaurants in 2014. We expect to double our restaurant base in the next four years. To increase comparable restaurant sales, we plan to heighten brand awareness to drive new customer traffic, increase existing customer frequency and grow our catering business. We believe we are well positioned for future growth with a developed infrastructure capable of supporting a restaurant base that is greater than our existing footprint. Additionally, we believe we have an opportunity to optimize costs and enhance our profitability as we benefit from economies of scale.

Key Events

Since the beginning of 2009, we have acquired six franchise restaurants. In November 2011, we acquired three franchise restaurants in Houston, Texas, and in August 2012, we acquired three franchise restaurants in South Carolina, with two restaurants located in Columbia, South Carolina and one restaurant in Greenville, South Carolina. On November 1, 2013 we signed a letter of intent to purchase two franchise restaurants in Mobile, Alabama and Destin, Florida.

Key Measures We Use to Evaluate Our Performance

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are restaurant sales, comparable restaurant sales growth, AUVs, restaurant contribution, number of new restaurant openings and Adjusted EBITDA.

Restaurant Sales

Restaurant sales represents sales of food and beverages in Company-owned restaurants. Several factors affect our restaurant sales in any given period including the number of restaurants in operation and per restaurant sales.

Comparable Restaurant Sales Growth

Comparable restaurant sales refers to year-over-year sales comparisons for the comparable Company-owned restaurant base. We define the comparable restaurant base to include those restaurants open for 18 periods or longer. As of October 7, 2013, October 1, 2012, December 31, 2012, December 26, 2011 and December 27, 2010, there were 52, 35, 40, 27 and 18 restaurants, respectively, in our comparable Company-owned restaurant base. This measure highlights performance of existing restaurants, as the impact of new Company-owned restaurant openings is excluded.

Comparable restaurant sales growth is generated by an increase in customer traffic or changes in per customer spend. Per customer spend can be influenced by changes in menu prices and/or the mix and number of items sold per check.

Measuring our comparable restaurant sales allows us to evaluate the performance of our existing restaurant base. Various factors impact comparable restaurant sales, including:

  •
  consumer recognition of our brand and our ability to respond to changing consumer preferences;

  •
  overall economic trends, particularly those related to consumer spending;

  •
  our ability to operate restaurants effectively and efficiently to meet consumer expectations;

  •
  pricing;

  •
  customer traffic;

  •
  per customer spend and average check amount;

  •
  marketing and promotional efforts;

  •
  local competition;

  •
  trade area dynamics;

  •
  introduction of new menu items; and

  •
  opening of new restaurants in the vicinity of existing locations.

Consistent with common industry practice, we present comparable restaurant sales on a calendar-adjusted basis that aligns current year sales weeks with comparable periods in the prior year, regardless of whether they belong to the same fiscal period or not. Since opening new Company-owned restaurants will be a significant component of our revenue growth, comparable restaurant sales is only one measure of how we evaluate our performance.

Average Unit Volumes (AUVs)

AUVs consist of the average sales of all Company-owned restaurants that have been open for a trailing 52-week period or longer. For purposes of AUV calculations, the fifty-third week in 2012 has been excluded. AUVs allow management to assess changes in consumer traffic and per customer spending patterns at our restaurants.

Restaurant Contribution

Restaurant contribution is defined as restaurant sales less restaurant operating costs, which are cost of sales, labor and store operating expenses. We expect restaurant contribution to increase in proportion to the number of new Company-owned restaurants we open and our comparable restaurant sales growth. Fluctuations in restaurant contribution margin can also be attributed to those factors discussed below for the components of restaurant operating costs.

Number of New Restaurant Openings

The number of Company-owned restaurant openings reflects the number of restaurants opened during a particular reporting period. Before we open new Company-owned restaurants, we incur pre-opening costs. Some of our restaurants open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. Typically, our new restaurants have stabilized sales after approximately 12 to 24 weeks of operation, at which time the restaurant's sales typically begin to grow on a consistent basis. In new markets, the length of time before average sales for new restaurants stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers' limited awareness of our brand. New restaurants may not be profitable, and their sales performance may not follow historical patterns. The number and timing of restaurant openings has had, and is expected to continue to have, an impact on our results of operations. The following table shows the growth in our Company-owned and franchise restaurant base for the forty weeks ended October 7, 2013 and the fiscal years ended December 31, 2012, December 26, 2011 and December 27, 2010:

		Fiscal Year Ended
	Forty Weeks Ended October 7, 2013
		December 31, 2012	December 26, 2011	December 27, 2010
Company-Owned Restaurant Base
Beginning of period	67	48	32	23
Openings	18	16	13	9
Franchisee Acquisitions	0	3	3	0

Restaurants at end of period	85	67	48	32

Franchise Restaurant Base
Beginning of period	8	9	11	8
Openings	0	2	1	3
Franchisee Acquisitions	0	(3)	(3)	0

Restaurants at end of period	8	8	9	11

Total restaurants	93	75	57	43

Adjusted EBITDA

EBITDA is defined as net loss before interest, income taxes and depreciation and amortization.

Adjusted EBITDA is defined as EBITDA plus equity-based compensation expense, bargain purchase gain from acquisitions, management and consulting fees, asset disposals, closure costs and restaurant impairment and pre-opening costs. Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with GAAP. We believe that EBITDA and Adjusted EBITDA provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Our management uses EBITDA and Adjusted EBITDA (i) as a factor in evaluating management's performance when determining incentive compensation, (ii) to evaluate the effectiveness of our business strategies and (iii) because our Credit Facility uses measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other fast casual restaurants, which may present similar non-GAAP financial measures to investors. In addition, you should be aware when evaluating EBITDA and Adjusted EBITDA that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same fashion. Moreover, our definitions of EBITDA and Adjusted EBITDA as presented throughout this prospectus are not the same as these or similar terms in the applicable covenants of our Credit Facility.

Our management does not consider EBITDA or Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of EBITDA and Adjusted EBITDA is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  equity-based compensation expense is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

  •
  Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

  •
  other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. You should review the reconciliation of net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the forty weeks ended October 7, 2013 and October 1, 2012 and for 2012, 2011 and 2010:

	Forty Weeks Ended		Fiscal Year Ended(1)
	October 7, 2013	October 1, 2012	December 31, 2012	December 26, 2011	December 27, 2010
	(Dollars in thousands)
Adjusted EBITDA:
Net loss, as reported	$(617)	$(1,006)	$(253)	$(27)	$(2,472)
Depreciation and amortization	5,334	3,610	4,870	3,426	2,362
Interest expense, net	2,967	1,630	2,337	1,248	720
Provision for income taxes	194	2,446	622	110	554

EBITDA	7,878	6,680	7,576	4,757	1,163
Asset disposals, closure costs and restaurant impairment(2)	155	(11)	240	(4)	289
Management and consulting fees(3)	181	248	294	232	123
Equity-based compensation expense	59	96	126	190	293
Pre-opening costs(4)	1,336	550	917	806	544
Bargain purchase gain from acquisitions(5)	—	—	—	(541)	—

Adjusted EBITDA	$9,609	$7,563	$9,153	$5,440	$2,411

(1)
Our fiscal year consists of 52 or 53 weeks ending on the last Monday of December. All fiscal years presented are 52 weeks, with the exception of Fiscal 2012 which consisted of 53 weeks.

(2)
Represents costs related to impairment of long-lived assets, gain or loss on disposal of property and equipment and restaurant closure expenses.

(3)
Represents fees payable to Brentwood pursuant to the Corporate Development and Administrative Services Agreement and fees paid to Greg Dollarhyde pursuant to the Consulting Agreement. See "Certain Relationships and Related Party Transactions—Corporate Development and Administrative Services Agreement" and "Certain Relationships and Related Party Transactions—Consulting Agreement."

(4)
Represents expenses directly associated with the opening of new Company-owned restaurants that are incurred prior to opening.

(5)
Represents the excess of the fair value of net assets acquired over the purchase price related to our acquisitions of the Houston franchise restaurants.

Key Financial Definitions

Revenue.    Restaurant sales represent sales of food and beverages in Company-owned restaurants, net of promotional allowances and employee meals. Restaurant sales in a given period are directly impacted by the number of operating weeks in the period, the number of restaurants we operate and comparable restaurant sales growth.

Royalty and Franchise fees represent royalty income from franchisees and initial franchise fees.

Cost of sales.    Cost of sales consists primarily of food, beverage and packaging costs. The components of cost of sales are variable in nature, change with sales volume and are influenced by menu mix and subject to increases or decreases based on fluctuations in commodity costs.

Labor.    Labor includes all restaurant-level management and hourly labor costs, including salaries, wages, benefits and bonuses, payroll taxes and other indirect labor costs.

Store operating expenses.    Store operating expenses include all other restaurant-level operating expenses, such as supplies, utilities, repairs and maintenance, travel costs, credit card fees, recruiting, delivery service, restaurant-level marketing costs, security and occupancy expenses.

General and administrative expenses.    General and administrative expenses include expenses associated with corporate and regional functions that support the development and operations of restaurants, including compensation and benefits, travel expenses, stock compensation costs, legal and professional fees, advertising costs, information systems, corporate office rent and other related corporate costs.

Depreciation.    Depreciation consists of depreciation of fixed assets, including equipment and capitalized leasehold improvements.

Amortization.    Amortization consists of amortization of certain intangible assets including franchise agreements, trademarks, reacquired rights and favorable leases.

Pre-opening costs.    Pre-opening costs consist of expenses incurred prior to opening a new restaurant and are made up primarily of manager salaries, relocation costs, supplies, recruiting expenses, employee payroll and training costs. Pre-opening costs also include occupancy costs recorded during the period between date of possession and the restaurant opening date.

Loss (gain) from disposal of equipment.    Loss (gain) from disposal of equipment is composed of the loss on disposal of assets related to retirements and replacements of leasehold improvements or equipment and impairment charges. These losses are related to normal disposals in the ordinary course of business, along with disposals related to selected restaurant remodeling activities.

Interest expense.    Interest expense includes cash and imputed non-cash charges related to our deemed landlord financing, non-cash charges related to our residual value obligations, amortization of debt issue costs as well as cash payments and accrued charges related to our outstanding Credit Facility.

Bargain purchase gain from acquisitions.    Bargain purchase gain from acquisitions represents the excess of the fair value assigned to the net assets of the Houston franchise restaurant acquisition as compared to the consideration paid.

Provision for income taxes.    Provision for income taxes represents federal, state and local current and deferred income tax expense.

Consolidated Results of Operations

Forty Weeks ended October 7, 2013 Compared to Forty Weeks ended October 1, 2012

The following table presents selected consolidated comparative results of operations from our unaudited condensed consolidated financial statements for the forty weeks ended October 7, 2013 compared to the forty weeks ended October 1, 2012:

	Forty Weeks Ended
			Increase / (Decrease)
	October 7, 2013	October 1, 2012
			Dollars	Percentage
	(Dollars in thousands)
Consolidated Statement of Operations Data:
Revenue:
Restaurant sales	$87,209	$58,403	$28,806	49.3%
Royalty fees	500	554	(54)	(9.7)%
Franchise fees	—	40	(40)	*

Total revenue	87,709	58,998	28,711	48.7%
Operating expenses:
Restaurant operating costs:
Cost of sales	28,930	19,111	9,819	51.4%
Labor	24,332	15,625	8,707	55.7%
Store operating expenses	16,005	10,672	5,333	50.0%
General and administrative expenses	9,053	6,370	2,683	42.1%
Depreciation	4,282	2,835	1,447	51.0%
Amortization	1,052	775	277	35.7%
Pre-opening costs	1,336	550	786	142.9%
Loss (gain) from disposal of equipment	155	(11)	166	*

Total operating expenses	85,146	55,928	29,218	52.2%

Income from operations	2,562	3,070	(508)	(16.5)%
Other expenses:
Interest expense	2,967	1,630	1,337	82.0%
Loss on interest cap	18	—	18	*

Total other expenses	2,985	1,630	1,355	83.1%

Income (loss) before provision for income taxes	(423)	1,440	(1,863)	*
Provision for income taxes	194	2,446	(2,252)	(92.1)%

Net loss	$(617)	$(1,006)	$389	*

*
Not meaningful.

Restaurant sales.    The following table summarizes the growth in restaurant sales from the first forty weeks of 2012 to the first forty weeks of 2013:

(in thousands)
Restaurant sales for the forty weeks ended October 1, 2012	$58,403
Incremental restaurant sales increase due to:
Comparable restaurant sales	4,126
Restaurants not in Comparable restaurant base	24,680

Restaurant sales for the forty weeks ended October 7, 2013	$87,209

Restaurant sales increased by $28.8 million, or 49.3%, in the first forty weeks of 2013 compared to the first forty weeks of 2012. Restaurants not in the comparable restaurant base accounted for $24.7 million of this increase. The balance of the growth was due to an increase in comparable restaurant sales of $4.1 million, or 7.9%, in the first forty weeks of 2013, comprised primarily of increased customer traffic at our comparable restaurants.

Royalty fees.    Royalty fees decreased by $0.05 million, or 9.7%, in the first forty weeks of 2013 compared to the first forty weeks of 2012. The decrease was primarily attributable to the acquisition of the South Carolina franchise restaurants in August 2012, which resulted in lower royalty fees in 2013. Two franchise restaurants opened in 2012, which generated $0.1 million of incremental royalty fees in the first forty weeks of 2013. The balance of the growth was due to comparable restaurant royalty growth, which increased by $0.02 million in the first forty weeks of 2013 compared to the first forty weeks of 2012.

Franchise fees.    Franchise fees were $0.0 in the first forty weeks of 2013, a decrease of $0.04 million compared to 2012. One new franchise restaurant opened in the first forty weeks in 2012 compared to no new franchise restaurant openings in the first forty weeks of 2013.

Cost of sales.    Cost of sales increased $9.8 million in the first forty weeks of 2013 compared to the first forty weeks of 2012, due primarily to the increase in restaurant sales. As a percentage of restaurant sales, cost of sales increased from 32.7% in the first forty weeks of 2012 to 33.2% in the first forty weeks of 2013. This increase was primarily driven by food cost inflation with higher costs in poultry and produce, partially offset by a minimal price increase.

Labor.    Labor increased by $8.7 million in the first forty weeks of 2013 compared to the first forty weeks of 2012, due primarily to 18 new Company-owned restaurants opening in the first forty weeks of 2013. As a percentage of restaurant sales, labor increased from 26.8% in the first forty weeks of 2012 to 27.9% in 2013. The increase in labor percentage was driven by an increase in average pay rates and staffing and training levels in new Company-owned restaurant openings in the first forty weeks of 2013.

Store operating expenses.    Store operating expenses increased by $5.3 million in the first forty weeks of 2013 compared to the first forty weeks of 2012, due primarily to 18 new Company-owned restaurants opening in the first forty weeks of 2013. As a percentage of restaurant sales, store operating expense increased from 18.3% in the first forty weeks of 2012 to 18.4% in 2013. The increase in store operating expenses was primarily attributable to a programmatic increase in maintenance costs.

General and administrative expenses.    General and administrative expenses increased by $2.7 million in the first forty weeks of 2013 compared to the first forty weeks of 2012, due primarily to costs associated with supporting an increased number of restaurants. As a percentage of revenue, general and administrative expenses decreased from 10.8% in the first forty weeks of 2012 to 10.3% in the first forty weeks of 2013 due to increasing revenue without proportionate increases in general and administrative expenses or administrative personnel. General and administrative expenses includes $0.1 million and $0.1 million of equity-based compensation expense in the first forty weeks of 2013 and the first forty weeks of 2012, respectively, and $0.2 million and $0.2 million of management and consulting fees in the first forty weeks of 2013 and the first forty weeks of 2012, respectively.

Depreciation.    Depreciation increased by $1.4 million in the first forty weeks of 2013 compared to the first forty weeks of 2012, due primarily to 18 new Company-owned restaurants opening in the first forty weeks of 2013. As a percentage of revenue, depreciation increased from 4.8% in the first forty weeks of 2012 to 4.9% in the first forty weeks of 2013, due to slightly higher build-out costs.

Amortization.    Amortization increased by $0.3 million in the first forty weeks of 2013 compared to the first forty weeks of 2012, due primarily to the increased amortization of the reacquired rights intangible asset created by the August 2012 acquisition of the South Carolina franchise stores.

Pre-opening costs.    Pre-opening costs increased by $0.8 million in the first forty weeks of 2013 compared to the first forty weeks of 2012, due primarily to 18 new Company-owned restaurants opening in the first forty weeks of 2013 compared to 12 new Company-owned restaurants in 2012.

Loss (gain) from disposal of equipment.    Loss from disposal of equipment increased by $0.2 million in the first forty weeks of 2013 compared to the first forty weeks of 2012, due primarily to the remodeling of certain restaurants built prior to 2009.

Interest expense.    Interest expense increased by $1.3 million in the first forty weeks of 2013 compared to the first forty weeks of 2012, due primarily to $0.8 million in incremental interest expense under our Line of Credit and Term Loan to fund our capital expenditures. An increase in deemed landlord financing created an additional $0.6 million in interest expense.

Provision for income taxes.    Provision for income taxes decreased by $2.3 million in the first forty weeks of 2013 compared to the first forty weeks of 2012. Applying an estimated annual effective tax rate results in a lower tax provision in 2013 versus 2012 primarily due to the level of earnings on year-to-date basis, as well as expectations for a pre-tax loss for the full year 2013 versus having pre-tax income of $0.4 million in 2012.

Fifty-Three Weeks Ended December 31, 2012 Compared to Fifty-Two Weeks Ended December 26, 2011

The following table presents selected consolidated comparative results of operations derived from our audited condensed consolidated financial statements for the fifty-three weeks ended December 31, 2012 and the fifty-two weeks ended December 26, 2011:

	Fiscal Year Ended(1)
			Increase / (Decrease)
	December 31, 2012	December 26, 2011
			Dollars	Percentage
	(Dollars in thousands)
Consolidated Statement of Operations Data:
Revenue:
Restaurant sales	$78,966	$49,193	$29,773	60.5%
Royalty fees	678	934	(256)	(27.5)%
Franchise fees	80	50	30	60.0%

Total revenue	79,724	50,177	29,547	58.9%

Operating expenses:
Restaurant operating costs:
Cost of sales	25,845	15,756	10,089	64.0%
Labor	21,567	13,424	8,143	60.7%
Store operating expenses	14,610	9,596	5,014	52.3%
General and administrative expenses	8,969	6,384	2,585	40.5%
Depreciation	3,779	2,840	939	33.1%
Amortization	1,091	585	506	86.5%
Pre-opening costs	917	806	111	13.8%
Loss (gain) from disposal of equipment	240	(4)	244	*

Total costs and expenses	77,018	49,387	27,631	55.9%

Income from operations	2,706	790	1,916	242.5%
Other expenses:
Interest expense, net	2,337	1,248	1,089	87.3%
Bargain purchase gain from acquisitions	—	(541)	541	*

Total other expenses	2,337	707	1,630	230.6%

Income before provision for income taxes	369	83	286	344.6%
Provision for income taxes	622	110	512	465.5%

Net loss	$(253)	$(27)	$(226)	*

*
Not meaningful.

(1)
Our fiscal year consists of 52 or 53 weeks ending on the last Monday of December. All fiscal years presented are 52 weeks, with the exception of Fiscal 2012 which consisted of 53 weeks.

Restaurant sales.    The following table summarizes the growth in restaurant sales from 2011 to 2012:

(in thousands)	Net Sales
Restaurant sales for 2011	$49,193
Incremental restaurant sales increase due to:
Comparable restaurant sales	5,802
Restaurants not in comparable restaurant base	22,925
53rd week of sales	1,046

Restaurant sales for 2012	$78,966

Restaurant sales increased by $29.8 million, or 60.5%, in 2012 compared to 2011. Restaurants not in the comparable restaurant base accounted for $22.9 million of this increase. The impact of 2012 having an additional operating week was approximately $1.0 million in additional restaurant sales. The balance of the growth was due to an increase in comparable restaurant sales of $5.8 million, or 13.4%, in 2012, comprised primarily of increases in customer traffic at our comparable restaurants.

Royalty fees.    Royalty fees decreased by $0.3 million, or 27.5%, in 2012 compared to 2011. The decrease was primarily attributable to the acquisition of the Houston and South Carolina franchise restaurants in November 2011 and August 2012, respectively, which resulted in lower royalty fees in 2012. Two franchise restaurants opened in 2012 and generated $0.02 million of incremental royalty fees. The balance of the growth was due to comparable restaurant royalty growth, which increased by $0.11 million in 2012 compared to 2011.

Franchise fees.    Franchise fees increased by $0.03 million in 2012 compared to 2011, due primarily to two new franchise restaurants opening in 2012 compared to one new franchise restaurant opening in 2011.

Cost of sales.    Cost of sales increased $10.1 million in 2012 compared to 2011, due primarily to the increase in restaurant sales. As a percentage of restaurant sales, cost of sales increased from 32.0% in 2011 to 32.7% in 2012. This increase was primarily driven by food cost inflation, partially offset by a minimal price increase.

Labor.    Labor increased by $8.1 million in 2012 compared to 2011, due primarily to 16 new Company-owned restaurants opening and the acquisition of three franchise restaurants in 2012. As a percentage of restaurant sales, labor remained constant year-over-year at 27.3%.

Store operating expenses.    Store operating expenses increased by $5.0 million in 2012 compared to 2011, due primarily to 16 new Company-owned restaurants opening and the acquisition of three franchise restaurants in 2012. As a percentage of restaurant sales, store operating expenses decreased from 19.5% in 2011 to 18.5% in 2012. The decrease in store operating expenses was primarily attributable to continued leveraging of fixed restaurant costs.

General and administrative expenses.    General and administrative expenses increased by $2.6 million in 2012 compared to 2011, due primarily to costs associated with supporting an increased number of restaurants. As a percentage of revenue, general and administrative expense decreased from 12.7% in 2011 to 11.3% in 2012 due to increasing revenue without proportionate increases in general and administrative expenses or administrative personnel. General and administrative expenses include $0.1 million and $0.2 million of equity-based compensation expense in 2012 and 2011, respectively, and $0.3 million and $0.2 million of management and consulting fees in 2012 and 2011, respectively.

Depreciation.    Depreciation increased by $0.9 million in 2012 compared to 2011, due primarily to 16 new Company-owned restaurants opening and the acquisition of three franchise restaurants in 2012. As a percentage of revenue, depreciation decreased from 5.7% in 2011 to 4.7% in 2012, due to leverage of increased AUVs.

Amortization.    Amortization increased by $0.5 million in 2012 compared to 2011, due primarily to the increased amortization of the reacquired rights intangible asset created by the 2012 and 2011 acquisitions of the South Carolina and Houston franchise restaurants, respectively.

Pre-opening costs.    Pre-opening costs increased by $0.1 million in 2012 compared to 2011, due primarily to 16 new Company-owned restaurants opening in 2012 compared to 13 new Company-owned restaurants in 2011.

Loss (gain) from disposal of equipment.    Loss from disposal of equipment increased by $0.2 million in 2012 compared to 2011, due primarily to the remodeling of the majority of the restaurants built prior to 2009.

Interest expense.    Interest expense increased by $1.1 million in 2012 compared to 2011, due primarily to $0.8 million in incremental interest expense under our Line of Credit and Term Loan to fund our capital expenditures. An increase in deemed landlord financing created an additional $0.3 million in interest expense.

Bargain purchase gain from acquisitions.    Bargain purchase gain from acquisitions decreased by $0.5 million in 2012 compared to 2011. The 2011 bargain purchase gain from acquisitions was incurred in conjunction with the 2011 Houston franchise restaurant acquisition.

Provision for income taxes.    Provision for income taxes increased by $0.5 million in 2012 compared to 2011. The increase was due primarily to a reduction in the 2011 provision related to the Houston franchise restaurant acquisition.

Fifty-Two Weeks Ended December 26, 2011 Compared to the Fifty-Two Weeks Ended December 27, 2010

The following table presents selected consolidated comparative results of operations from our audited condensed consolidated financial statements for the fifty-two weeks ended December 26, 2011 and the fifty-two weeks ended December 27, 2010:

	Fiscal Year Ended
			Increase / (Decrease)
	December 26, 2011	December 27, 2010
			Dollars	Percentage
	(Dollars in thousands)
Consolidated Statement of Operations Data:
Revenue:
Restaurant sales	$49,193	$31,497	$17,696	56.2%
Royalty fees	934	720	214	29.7%
Franchise fees	50	90	(40)	(44.4)%

Total revenue	50,177	32,308	17,869	55.3%

Operating expenses:
Restaurant operating costs:
Cost of sales	15,756	10,406	5,350	51.4%
Labor	13,424	8,587	4,837	56.3%
Store operating expenses	9,596	5,975	3,621	60.6%
General and administrative expenses	6,384	5,344	1,040	19.5%
Depreciation	2,840	1,805	1,035	57.3%
Amortization	585	557	28	5.0%
Pre-opening costs	806	544	262	48.2%
Loss (gain) from disposal of equipment	(4)	289	(293)	*

Total operating expenses	49,387	33,507	15,880	47.4%

Income (loss) from operations	790	(1,199)	1,989	*
Other expenses:
Interest expense	1,248	720	528	73.3%
Bargain purchase gain from acquisitions	(541)	—	(541)	*

Total other expenses	707	720	(13)	(1.8)%

Income (loss) before provision for income taxes	83	(1,919)	2,002	*
Provision for income taxes	110	554	(444)	(80.1)%

Net loss	$(27)	$(2,472)	$2,445	*

*
Not meaningful.

Restaurant sales.    The following table summarizes the growth in restaurant sales from 2010 to 2011:

(in thousands)	Net Sales
Restaurant sales for 2010	$31,497
Incremental restaurant sales increase due to:
Comparable restaurant sales	3,299
Restaurants not in comparable restaurant base	14,397

Restaurant sales for 2011	$49,193

Restaurant sales increased by $17.7 million, or 56.2%, in 2011 compared to 2010. Restaurants not in the comparable restaurant base accounted for $14.4 million of this increase. The balance of the growth was due to an increase in comparable restaurant sales of $3.3 million, or 11.8%, in 2011, comprised primarily of increases in traffic at our comparable restaurants.

Royalty fees.    Royalty fees increased by $0.2 million, or 29.7%, in 2011 compared to 2010. The increase in royalty fees was generated by the full year impact of three franchise restaurants in 2011 compared to partial year results in 2010. One additional franchise restaurant opened in 2011 and generated $0.05 million of incremental royalty fees. The balance of the growth was due to comparable restaurant royalty growth, which increased by $0.07 million in 2011 compared to 2010.

Franchise fees.    Franchise fees were $0.05 million in 2011, a decrease of $0.04 million compared to 2010. One new franchise restaurant opened in 2011 compared to three new franchise restaurants openings in 2010.

Cost of sales.    Cost of sales increased $5.4 million in 2011 compared to 2010, due primarily to the increase in restaurant sales. As a percentage of restaurant sales, cost of sales decreased from 33.0% in 2010 to 32.0% in 2011. This decrease was primarily driven by lower food costs resulting from contracting with a national food supplier.

Labor.    Labor increased by $4.8 million in 2011 compared to 2010, due primarily to 13 new Company-owned restaurants opening and the acquisition of three franchise restaurants in 2011. As a percentage of restaurant sales, labor remained constant year-over-year at 27.3%.

Store operating expenses.    Store operating expenses increased by $3.6 million in 2011 compared to 2010, due primarily to 13 new Company-owned restaurants opening and the acquisition of three franchise restaurants in 2011. As a percentage of restaurant sales, store operating expenses increased from 19.0% in 2010 to 19.5% in 2011, due primarily to the implementation of third-party services to facilitate delivery of our catering sales.

General and administrative expenses.    General and administrative expenses increased by $1.0 million in 2011 compared to 2010, due primarily to costs associated with supporting an increased number of restaurants. As a percentage of revenue, general and administrative expense decreased from 16.5% in 2010 to 12.7% in 2011 due to increasing revenue without proportionate increases in general and administrative expenses or administrative personnel. General and administrative expenses includes $0.2 million and $0.3 million of equity-based compensation expense in 2011 and 2010, respectively, and $0.2 million and $0.1 million of management and consulting fees in 2011 and 2010, respectively.

Depreciation.    Depreciation increased by $1.0 million in 2011 compared to 2010, due primarily to 13 new Company-owned restaurants opening and the acquisition of three franchise restaurants in 2011. As a percentage of revenue, depreciation increased from 5.6% in 2010 to 5.7% in 2011, due to slightly higher build-out expenses.

Amortization.    Amortization increased by $0.03 million in 2011 compared to 2010, due primarily to the increased amortization of the reacquired rights intangible asset created by the 2011 acquisition of the Houston franchise restaurants.

Pre-opening costs.    Pre-opening costs increased by $0.3 million in 2011 compared to 2012, due primarily to 13 new Company-owned restaurants opening in 2011 compared to 9 new Company-owned restaurants in 2010.

Loss (gain) from disposal of equipment.    Loss from disposal of equipment decreased by $0.3 million in 2011 compared to 2010, due primarily to lower asset retirements in 2011.

Interest expense.    Interest expense increased by $0.5 million in 2011 compared to 2010, due primarily to $0.3 million in incremental interest expense under our Line of Credit and Term Loan to fund our capital expenditures. An increase in deemed landlord financing created an additional $0.3 million in interest expense.

Bargain purchase gain from acquisitions.    Bargain purchase gain from acquisitions increased by $0.5 million in 2011 compared to 2010. The 2011 bargain purchase gain from acquisitions was incurred in conjunction with the 2011 Houston franchise restaurants acquisition.

Provision for income taxes.    Provision for income taxes decreased by $0.4 million in 2011 compared to 2010. The decrease was due primarily to a reduction in the 2011 provision for income taxes related to the Houston franchise restaurant acquisition.

Liquidity and Capital Resources

Potential Impacts of Market Conditions on Capital Resources

We have continued to experience positive trends in consumer traffic and increases in comparable restaurant sales, operating cash flows and restaurant contribution margin. However, the restaurant industry continues to be challenged, and uncertainty exists as to the sustainability of these favorable trends. We have continued to implement various cost savings initiatives, including savings in our food costs through waste reduction and efficiency initiatives in our supply chain and labor costs. We have developed new menu items to appeal to consumers and used marketing campaigns to promote these items.

We believe that cash and cash equivalents, expected cash flow from operations and planned borrowing capacity are adequate to fund debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the next 13 periods. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow from operations and our ability to manage costs and working capital successfully. See "Risk Factors—Risks Related to Our Business and Industry—expect to need capital in the future, and we may not be able to generate sufficient cash flow or raise capital on acceptable terms to meet our needs."

Summary of Cash Flows

Our primary sources of liquidity and cash flows are operating cash flows and borrowings under our revolving Line of Credit. We use this to fund capital expenditures for new Company-owned restaurant openings, reinvest in our existing restaurants, invest in infrastructure and information technology and maintain working capital. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day, or in the case of credit or debit card transactions, within several days of the related sale, and we typically have at least 20 days to pay our vendors.

	Forty Weeks Ended		Fiscal Year Ended(1)
	October 7, 2013	October 1, 2012	December 31, 2012	December 26, 2011	December 27, 2010
	(Dollars in thousands)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$9,562	$6,801	$7,796	$4,764	$3,780
Net cash used in investing activities	(20,763)	(15,847)	(21,283)	(13,519)	(8,028)
Net cash provided by financing activities	11,396	9,353	15,130	7,600	3,468

(1)
Our fiscal year consists of 52 or 53 weeks ending on the last Monday of December. All fiscal years presented are 52 weeks, with the exception of Fiscal 2012 which consisted of 53 weeks.

Cash Flows Provided by Operating Activities

Net cash provided by operating activities increased from $6.8 million for the first forty weeks in 2012 to $9.6 million for the first forty weeks in 2013. Operating assets and liabilities increased by $2.3 million, primarily due to an increase of $1.2 million in accounts payable and accrued expenses and other relating to an increase in the number of restaurants under construction. Additionally, deferred rent increased $1.4 million due to new Company-owned restaurant openings and increased tenant improvement collections for the first forty weeks in 2013. The remainder of the increase is attributable to an increase in restaurant contribution driven by 18 new Company-owned restaurant openings in the first forty weeks in 2013.

Net cash provided by operating activities increased from $4.8 million in 2011 to $7.8 million in 2012. Operating assets and liabilities increased by $0.6 million, due primarily to an increase of $1.1 million in accounts payable relating to an increase in the number of restaurants under construction. The remainder of the increase is attributable to an increase in restaurant contribution driven by 16 new Company-owned restaurant openings in 2012 and the acquisition of the three South Carolina franchise restaurants.

Net cash provided by operating activities increased from $3.8 million in 2010 to $4.8 million in 2011. Operating assets and liabilities decreased by $1.2 million, due primarily to a decrease of $0.9 million in other accounts receivable relating to timing of tenant improvement collections. The remainder of the increase is attributable to an increase in restaurant contribution driven by 13 new Company-owned restaurant openings in 2011 and the acquisition of the three Houston franchise restaurants.

Cash Flows Used in Investing Activities

Net cash used in investing activities increased from $15.9 million for the first forty weeks in 2012 to $20.8 million in 2013. The increase was primarily due to construction costs for 18 new Company-owned restaurants opened in the first forty weeks of 2013 compared to 12 new Company-owned restaurants in the first forty weeks of 2012, as well as capital expenditures for future restaurant openings, maintaining our existing restaurants and certain other projects. This increase was offset by the acquisition of the South Carolina franchise restaurants in 2012.

Net cash used in investing activities increased from $13.5 million in 2011 to $21.3 million in 2012. The increase was due primarily to construction costs for 16 new Company-owned restaurants opened in 2011 compared to 13 new Company-owned restaurants in 2012, as well as capital expenditures for future restaurant openings, maintaining our existing restaurants and certain other projects. Additionally, the acquisition cost of the three South Carolina franchise restaurants in 2012 was larger than the acquisition cost of the three Houston franchise restaurants in 2011.

Net cash used in investing activities increased from $8.0 million in 2010 to $13.5 million in 2011. The increase was due primarily to construction costs for 13 new Company-owned restaurants opened in 2011 compared to nine new Company-owned restaurants opened in 2010, as well as capital expenditures for future restaurant openings, maintaining our existing restaurants and certain other projects. Additionally, we acquired the three Houston franchise restaurants in 2011.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities increased from $9.4 million for the first forty weeks in 2012 to $11.4 million in 2013 primarily due to increased net borrowings of $0.9 million under our Credit Facility. Additionally, proceeds from deemed landlord financing increased $1.0 million due to increased tenant improvement collections related to restaurants that we have been deemed the accounting owner.

Cash flows provided by financing activities increased from $7.6 million in 2011 to $15.1 million in 2012 due primarily to increased net borrowings of $6.8 million under our Credit Facility. Additionally, proceeds from deemed landlord financing increased $0.9 million due to increased tenant improvement collections related to restaurants that we have been deemed the accounting owner.

Cash flows provided by financing activities increased from $3.5 million in 2010 to $7.6 million in 2011 due primarily to increased net borrowings of $4.7 million under our Credit Facility. This is offset by an increase in loan acquisition fees of $0.4 million due to a debt refinancing in 2011.

Credit Facility

We have an existing credit agreement with a commercial finance company that includes a term loan and line of credit, which are collateralized by a first-priority interest in, among other things, our accounts receivable, general intangibles, inventory, equipment, furniture and fixtures.

On June 20, 2012, we signed the Second Amendment to the Credit Facility primarily to accommodate the purchase of the South Carolina franchise restaurants. As part of the Second Amendment, the Credit Facility increased to $25.0 million with incremental commitments of up to $5.0 million.

On November 30, 2012, we signed the Third Amendment to the Credit Facility. The outstanding line of credit at the time of the amendment became part of the Term Loan, increasing the total outstanding borrowings under the Term Loan to $25.0 million. In addition, the Line of Credit was increased to $20.0 million with incremental commitments of up to $15.0 million. Under the Credit Facility, we are required to enter into a rate contract, within 90 days of the effective date of the amendment, providing protection against fluctuations in interest rates with respect to at least 50% of the principal amount of the Term Loan. In February 2013, we entered into an interest rate cap agreement with an initial notional amount of $12.3 million. The notional amount amortizes commensurate with scheduled payments on the Term Loan. The instrument caps the one-month LIBOR rate at 2.0%, which is a component of the total rate on the Term Loan.

On November 26, 2013, we signed the Fourth Amendment to the Credit Facility. The outstanding line of credit at the time of the amendment became part of the Term Loan, increasing the total outstanding borrowings under the Term Loan to $38.5 million. In addition, the Line of Credit was increased to $26.5 million with incremental commitments of up to $15.0 million. The maturity date for the Term Loan and the Line of Credit is November 29, 2017. We are required to make quarterly payments equal to 1.25% of the new term loan commitment amount on the last business day of each March, June, September and December beginning in December 31, 2013. Any remaining balance will be repaid upon maturity. The interest rate for our debt was 6.0% and 6.75% at December 31, 2012 and December 26, 2011, respectively. The Credit Facility includes customary covenants, including covenants limiting fundamental changes and certain transactions and payments. In addition, we are required to satisfy three quarterly financial covenants: (1) a consolidated leverage ratio of less than 5.75 to 1.00 through to December 31,

2014 and a consolidated leverage ratio of less than 5.50 to 1.00 thereafter, (2) a consolidated fixed charge coverage ratio of greater than 1.25 to 1.00, and (3) a capital expenditure incurrence test, which increases every year during the duration of the credit agreement. As of October 7, 2013, we were in compliance with all of our covenants under the Credit Facility.

In conjunction with amendments to the Credit Facility, we incurred and capitalized $0.6 million of loan costs in the fifty-three weeks ended December 31, 2012. During the fifty-two weeks ended December 26, 2011, we incurred and capitalized $0.4 million of loan costs.

As of December 15, 2013, we had $41.4 million outstanding under our $65.0 million Credit Facility, including $38.5 million under the Term Loan and $2.9 million under the Line of Credit, and no additional available borrowing capacity at such date. We intend to use the net proceeds from this offering to repay the entire amount of the outstanding borrowings under our Credit Facility. After giving effect to this offering and the use of proceeds therefrom, we believe we will have capacity to borrow the full $26.5 million amount under the Line of Credit. See "Use of Proceeds."

Contractual Obligations

The following table presents our commitments and contractual obligations as of December 31, 2012, as well as our long-term obligations:

	Payments Due by Period
	Total	Less than 1 year	Between 1-3 years	Between 3-5 years	More than 5 years
	(Dollars in thousands)
Long-term debt obligations(1)	$26,688	$1,250	$2,500	$22,938	—
Interest payments on long-term debt obligations(2)	7,454	1,663	3,101	2,690	—
Operating lease obligations(3)	95,954	4,892	10,959	11,234	68,869
Deemed landlord financing(4)	36,331	1,606	3,384	3,510	27,831

Total	$166,427	$9,411	$19,944	$40,372	$96,700

(1)
Includes aggregate principal payments on the Credit Facility. We expect to use the net proceeds from this offering to repay the entire amount of the outstanding borrowings under our Credit Facility. See "Use of Proceeds."

(2)
Includes the interest due on the Term Loan and the Line of Credit at a 6.0% interest rate and a 0.5% interest rate on the unused balance of the Line of Credit (rates as of December 31, 2012). Assumes no new borrowings on the Line of Credit.

(3)
Includes base lease terms and certain optional renewal periods that are included in the lease term in accordance with accounting guidance related to leases.

(4)
Includes base lease terms and certain optional renewal periods for restaurant locations where we have been deemed to be the accounting owner of the landlord's shell that are included in the lease term in accordance with accounting guidance related to leases.

Off-Balance Sheet Arrangements

At October 7, 2013, we did not have any off-balance sheet arrangements, except for restaurant leases.

Critical Accounting Policies and Estimates

Our discussion and analysis of operating results and financial condition are based upon our financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective or complex judgments by management. Although these estimates are based on management's best knowledge of current events and actions that may impact us in the future, actual results may be materially different from the estimates. We believe the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our consolidated financial statements and that the judgments and estimates are reasonable.

Leases

We lease space for various restaurant locations under long-term non-cancelable operating leases from unrelated third parties. Most of our leases are classified as operating leases under ASC 840—Leases. Rent expense, including rent-free periods if applicable, is recognized on a straight-line basis over the lease term.

The lease term for all types of leases begins on the date we become legally obligated for the rent payments or we take possession of the building or land, whichever is earlier. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty.

In some cases, the asset we will lease requires construction to ready the space for its intended use, and in certain cases, we have involvement with the construction of leased assets. The construction period begins when we execute our lease agreement with the property owner and continues until the space is substantially complete and ready for its intended use. In accordance with ASC 840-40-55, we must consider the nature and extent of our involvement during the construction period, and in some cases, our involvement results in us being considered the accounting owner of the construction project; in such cases, we capitalize the landlord's construction costs, including the value of costs incurred up to the date we execute our lease (e.g., our portion of any costs of the building "shell") and costs incurred during the remainder of construction period, as such costs are incurred. Additionally, ASC 840-40-55 requires us to recognize a financing obligation for construction costs incurred by the landlord. One example of involvement that results in Zoës Kitchen being considered the accounting owner is a case where Zoës Kitchen leases a "cold shell."

Once construction is complete, we are required to perform a sale-leaseback analysis pursuant to ASC 840-40 to determine if we can remove the landlord's assets and associated financing obligations from the consolidated balance sheet. In certain leases, we maintain various forms of "continuing involvement" in the property, thereby precluding us from derecognizing the asset and associated financing obligations following the construction completion. In those cases, we will continue to account for the asset as if we are the legal owner, and the financing obligation similar to other debt, until the lease expires or is modified to remove the continuing involvement that prohibits derecognition. Once de-recognition is permitted we would be required to account for the lease as either operating or capital in accordance with ASC 840.

We determined that we were the accounting owner of a total of 18 and 28 leases as a result of the application of build-to-suit lease application as of December 31, 2012 and October 7, 2013, respectively. In order to prevent Zoës Kitchen from being deemed the accounting owner for future leases or ensuring that those that do so will qualify for de-recognition once construction is complete, we are taking measures to ensure that our lease language does not include any forms of continuing involvement.

In conjunction with these leases, we also record deemed landlord financing equal to the total construction costs incurred by the landlord prior to turning the property over to us. These building lease obligations will be settled through a combination of periodic cash rental payments and the return of the leased property at the expiration of the lease. Application of this accounting model means that, at the end of the expected occupancy period, which may include lease renewal periods, any remaining obligation in excess of the depreciated carrying value of the fixed asset will be recognized as a non-cash gain on derecognition of the property and extinguishment of the obligation. We do not report rent expense for the properties which are deemed owned for accounting purposes. Rather, rental payments required under the lease are considered debt service and applied to the deemed landlord financing and interest expense.

Deferred Rent

Certain leases contain annual escalation clauses based on fixed escalation terms. The excess of cumulative rent expense (recognized on a straight-line basis) over cumulative rent payments made on leases with fixed escalation terms is recognized as deferred rent liability in the accompanying balance sheets. Also included in deferred rent are lease incentives provided by landlords upon entering into leases, often related to landlord payments for tenant improvements that we commonly negotiate when opening new restaurants to help fund the build-out costs. These costs typically include general construction to alter the layout of the restaurant, leasehold improvements, and other miscellaneous items. We capitalize our leasehold improvements and record a deferred liability for the amount of cash received from the landlord, which is amortized on a straight-line basis over the lease term as defined above. The amortization of the deferred liability related to these tenant improvements is recorded as a reduction of rent expense.

If the improvements made to the property are considered landlord assets we do not record either an asset or liability unless the overall arrangement is within the scope of ASC 840-40-55 as discussed under Leases. For leases where we are considered to be the owner of the construction project and receive tenant improvement allowances, we record these amounts received as a borrowing under the deemed landlord financing liability.

Lease term is determined at lease inception and includes the initial term of the lease plus any renewal periods that are reasonably assured to occur. The lease term begins when we have the right to control the use of the property.

Additionally, certain of our operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. We recognize contingent rent expense provided the achievement of that target is considered probable.

Revenue Recognition

We recognize revenue when food and beverage products are sold. Revenue is reported net of sales and use taxes collected from customers and remitted to government taxing authorities. We sell gift cards which do not have an expiration date and do not deduct non-usage fees from outstanding gift card balances. Gift card revenue is recognized when the gift card is redeemed by the customer or when it is determined that the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to the relevant jurisdiction. No revenue was recognized from gift card breakage for the forty weeks ended October 7, 2013 and October 1, 2012 and for the years ended December 31, 2012, December 26, 2011 and December 27, 2010.

Franchise Fee and Royalty Accounting

We recognize initial franchise fee revenues when substantial performance of all franchisor obligations has been achieved. Substantial performance is achieved when we have no remaining obligation or intent to refund any cash or to forgive any unpaid notes or receivables from franchisees; has performed substantially all of the initial services required by the license agreement; and has met all other material conditions or obligations. The commencement of operations by the franchisee indicates substantial performance has occurred. If substantial performance of our obligations has not been completed, recognition as revenue of such amounts received is deferred until all material services or conditions have been satisfied by us. In addition, monthly royalties are recognized as revenue when earned.

Valuation of Goodwill, Long-Lived and Other Intangible Assets

Goodwill represents the excess of the purchase price of the acquired businesses over the fair value of the assets acquired and liabilities assumed resulting from the acquisition. In accordance with the provisions of ASC 350—Intangibles—Goodwill and Other, goodwill and indefinite lived intangible assets acquired in a purchase business combination are not amortized, but instead tested for impairment at least annually or more frequently should an event occur or circumstances indicate that the carrying amount may be impaired. Such events or circumstances may be a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy or disposition of a reporting unit or a portion thereof. For purposes of applying ASC 350, we have identified a single reporting unit, as that term is defined in ASC 350, to which goodwill is attributable. We prepared our annual impairment testing of goodwill on the last day of the fiscal year and determined that the fair value of our reporting unit containing goodwill substantially exceeded its carrying value as of December 31, 2012, the most recent impairment test.

Goodwill impairment testing is a two-step test. The first step identifies potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value exceeds its carrying amount, goodwill is not considered impaired and the second step of the test is unnecessary. If the carrying amount of a reporting unit's goodwill exceeds its fair value, the second step measures the impairment loss, if any. The second step compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The fair value of the reporting unit is estimated using a combination of market earnings multiples and discounted cash flow methodologies. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth of our business, the useful life over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

A trade name is considered to be an important element associated with the sales appeal of certain products and services. The trade name distinguishes goods and services from competitors, indicates the source of the goods and services, and serves as an indication of the quality of the product. Our trade name consists of various protected words, symbols, and designs that help identify our products and services such as the "Zoës Kitchen" trademark. This capitalized cost is being amortized on a straight-line basis over its estimated useful life of 20 years.

Changes in projections or estimates, a deterioration of operating results and the related cash flow effect or a significant increase in the discount rate or decrease in the royalty rate could decrease the estimated fair value and result in impairments. We assess potential impairments of our long-lived assets in accordance with the provisions of ASC 360—Property, Plant and Equipment. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors considered by us include, but are not limited to: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; significant negative industry or economic trends.

We recognized no impairment losses during the years ended December 31, 2012, December 26, 2011 and December 27, 2010. In 2011, we wrote off the net franchise agreement intangible asset related to the Houston Shepherd restaurant in the amount of $156,141 as a component of bargain purchase gains from acquisitions associated with such franchise.

Equity-Based Compensation Expense

Certain of our employees have been granted Class B units in Zoe's Investors, pursuant to its limited liability company agreement. All equity-based compensation awards granted to our employees prior to fiscal year 2012 contained service conditions only, while all equity-based compensation awards granted to our employees starting in fiscal year 2012 and for all subsequent periods contain both service and performance conditions. As the performance condition in these equity-based compensation awards is a change in control provision, we have determined that the performance condition is not probable of being met on the grant date of these awards and accordingly have not yet recorded equity-based compensation for all awards granted starting in fiscal year 2012. Expense for these awards will be recorded when it is probable that a change in control will occur. As our employees have been granted equity-based awards in Zoe's Investors, the related compensation expense, if any, has been reflected in our consolidated financial statements, with a corresponding capital contribution from our Zoe's Investors. None of our employees have been granted equity-based awards in our common stock.

We measure equity-based awards granted to our employees prior to 2012 at fair value on the grant date and recognize the corresponding compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The straight-line method is applied to all awards with service conditions, while the graded-vesting method is applied to all awards with both service and performance conditions.

We recognize compensation expense only for the portion of awards that are expected to vest. In developing a forfeiture rate estimate, we have considered our historical experience to estimate pre-vesting forfeitures for service based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from our estimate, we may be required to record adjustments to equity-based compensation expense in future periods. These assumptions represent our best estimates, but involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our equity-based compensation expense could be materially impacted in that period.

For all equity-based awards granted in 2012 and subsequent periods, no equity-based compensation expense has been recorded in the consolidated statements of operations. These equity-based awards require that both service and performance conditions be met prior to the employee vesting. As the performance condition of the awards is accelerated solely by a change in control of our overall company, we have concluded that it is not probable that the award will vest until such event occurs. We plan to modify certain of the awards so either the service condition or the performance condition must be met prior to the employee vesting. We do not expect this offering to accelerate the vesting condition. Upon any acceleration, including when we modify certain of the awards upon the completion of this offering, we will record equity-based compensation expense for these awards based on their grant date fair value. However, the Company will recognize compensation expense based on the number of common shares issued as a result of the Distribution Transactions at the fair value of the Company's initial public offering price.

Valuation of Class B units

The fair value of the Class B units of Zoe's Investors is determined on each grant date. In the absence of a public trading market for Zoe's Investors units, the determination of the fair value of Zoe's Investors units was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In addition, Zoe's Investors Board of Directors considered various objective and subjective factors, along with input from management, to determine its best estimate of the fair value of its Class B units as of each grant date, including the following:

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  peer group trading multiples;

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  the prices at which Zoe's Investor sold shares of preferred units and the superior rights and preferences of the preferred units relative to Zoe's Investor's Class B units at the time of each grant;

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  our historical and forecasted performance and operating results;

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  our business strategy;

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  the composition of, and changes to, our management team and Board of Directors;

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  the lack of an active public market for our capital units;

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  the likelihood of achieving a liquidity event such as a sale of Zoe's Investors or our company or an initial public offering, or IPO, given prevailing market conditions;

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  external market conditions affecting the fast casual restaurant industry; and

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  trends within the fast casual restaurant industry.

At each grant date, Zoe's Investors management determined the fair value of the Class B units by utilizing the guideline public company method or GPCM. They estimated our Zoe's Investors enterprise value by comparing it to publicly traded companies in our industry group. The companies used for comparisons under the GPCM were selected based on a number of factors, including but not limited to, the similarity of their industry, business model and financial risk to those of our Zoe's Investors. The valuation considered the average EBITDA trading multiples of the guideline public companies and applied that multiple to our projected EBITDA. The valuation of the Class B units also considered the priority and preferences associated with our Zoe's Investors Class A and Class C units and the illiquid nature of the Class B units in determining the fair value of the Class B units.

The valuation of the Class B units at each grant date varied primarily based on changes in the average EBITDA multiples of the guideline public companies due to changes in the market environment for these companies and our industry and on changes in our projected EBITDA due to changes in budget year over year, including considering the number of restaurants under development, the funding being used to complete the opening of those restaurants and the expected operating performance of our business.

The following table summarizes by grant date the number of units granted, the related threshold price of the units granted, and the fair value of units on date of grant from January 1, 2012 through October 7, 2013:

Grant Date	Number of Units Granted		Per Share Threshold of Units(1)	Fair Value of Units on Date of Grant(3)
July 30, 2012	140,000	(2)	$2.00	$2.00
April 8, 2013	80,000		$7.00	$7.00

(1)
The Per Share Threshold Price of Units represents the determination by our Zoe's Investors' Board of Directors of the market value of our Parent's Class B units on the date of grant, as determined taking into account our most recently available valuation as well as additional factors, which may have changed since the date of the most recent valuation through the date of grant.

(2)
10,000 of such units are no longer outstanding as of October 7, 2013 because certain employees are no longer employed by Zoës Kitchen.

(3)
Fair value is for reference only. Expense to be recognized will be based on the number of common shares issued as a result of the Distribution Transactions at the fair value of the Company's initial public offering price.

No compensation expense is recognized for all awards granted in fiscal 2012 and subsequent periods. As such, the fair value of the common units determined by Zoe's Investors' Board of Directors will be used to determine the number of common stock each employee is entitled to upon a change of control. Upon completion of this offering, the equity-based compensation expense we would record for each vested award will be equal to the initial public offering price per share of our common stock multiplied by the number of shares of our common stock to which our employees would be entitled. The remaining unvested shares will be fair valued and expense will be recognized over the remaining service life. See "—Stock Based Compensation Expense."

Income Tax

We recognize deferred tax assets and liabilities for the expected future tax consequences or events that have been included in the financial statements or tax returns. We are also required to record a valuation allowance against any deferred tax assets, if it is more likely than not that all or some of the deferred tax assets will not be realized. The determination is based upon our analysis of existing deferred tax assets, expectations of our ability to utilize these tax attributes through a review of historical and projected taxable income and establishment of tax strategies. If we are not able to implement the necessary tax strategies and our future taxable income is reduced, the amount of tax assets considered realizable could be reduced in the near term.

We only record tax benefits for positions that we believe are more likely than not of being sustained under audit examination based solely on the technical merits of the associated tax position. The amount of tax benefit recognized in the financial statements for any position are measured based on the largest amount of the tax benefit that we believe is greater than fifty percent likelihood of being realized upon ultimate settlement.

Tax liabilities are adjusted as new, previously unknown information becomes available. Due to the inherent uncertainty involved in estimation of tax liability, actual payment could be materially different from the estimated liability. These differences will impact the amount of income tax expense recorded in the period in which they are determined. Although we consider tax liabilities recorded for the years ended December 31, 2012 and December 26, 2011 and at October 7, 2013 to be appropriate, the ultimate resolution of such matters could have a potentially material favorable or unfavorable impact on our consolidated financial statements.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor's attestation report on our systems of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer's compensation to median employee compensation. These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding indebtedness under our Credit Facility, which bears interest at variable rates. As of October 7, 2013, there was $36.8 million in outstanding borrowings under our Credit Facility. A plus or minus 1.0% in the effective interest rate applied on these loans would have resulted in a pre-tax interest expense fluctuation of $0.7 million on an annualized basis.

Commodity Price Risk

We purchase certain products that are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. Although these products are subject to changes in commodity prices, certain purchasing contracts or pricing arrangements we use contain risk management techniques designed to minimize price volatility. In many cases, we believe we will be able to address material commodity cost increases by adjusting our menu pricing or changing our product delivery strategy. However, increases in commodity prices, without adjustments to our menu prices, could increase restaurant operating costs as a percentage of Company-owned restaurant sales.

Recent Accounting Pronouncements

Effective January 1, 2013, we adopted ASU No. 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." The adoption of ASU 2013-01 did not have a significant impact on our consolidated financial position or results of operations.

Effective December 31, 2012, we adopted Accounting Standards Update ("ASU") No. 2012-02 "Testing Indefinite-Lived Intangible Assets for Impairment." ASU 2012-02 simplifies how entities test indefinite-lived intangible assets for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. The adoption of ASU 2012-02 did not have a significant impact on our consolidated financial position or results of operations.

Effective January 1, 2012, we adopted ASU No. 2011-05, "Presentation of Comprehensive Income." The adoption of ASU 2011-05 concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

Effective January 1, 2012, we adopted ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and International Financial Reporting Standards." The adoption of ASU 2011-04 did not have a significant impact on our consolidated financial position or results of operations.

BUSINESS

Our Company

Born in the Mediterranean. Raised in the South. Bringing Mediterranean Mainstream.

Zoës Kitchen is a high growth, fast casual restaurant concept serving a distinct menu of fresh, wholesome, Mediterranean-inspired dishes delivered with Southern hospitality. Founded in 1995 by Zoë and Marcus Cassimus in Birmingham, Alabama, Zoës Kitchen is a natural extension of Zoë Cassimus' lifetime passion for cooking wholesome, made from scratch Mediterranean meals for family and friends. Since opening our first restaurant, we have never wavered from our commitment to make our food fresh daily and to serve our customers in a warm and welcoming environment.

We believe our brand delivers on our customers' desire for freshly-prepared food, convenient, unique and high-quality experiences and their passion for life. As a result, we have delivered strong growth in restaurant count, comparable restaurant sales, AUVs, revenues and Adjusted EBITDA. We have grown from 21 restaurants across seven states, including five franchised locations, in 2008 to 102 restaurants across 15 states, including eight franchised locations, as of December 15, 2013, representing a CAGR of 37.5%. Our Company-owned restaurants have generated 15 consecutive fiscal quarters of positive comparable restaurant sales growth, due primarily to increases in customer traffic, which we believe demonstrates our growing brand equity. We have grown our Company-owned restaurant AUVs from approximately $1.1 million in 2009 to approximately $1.5 million for the 52-week period ending October 7, 2013, representing an increase of 34.5% over that time period. From 2009 to 2012, our total revenue increased from $20.8 million to $79.7 million and Adjusted EBITDA increased from $0.9 million to $9.2 million. We generated a net loss of $2.8 million and $0.3 million in 2009 and 2012, respectively. For a reconciliation of Adjusted EBITDA, a non-GAAP term, to net income, see "Selected Historical Consolidated Financial and Other Data."

Total Restaurants at End of Fiscal Year	Comparable Restaurant Sales Growth	Average Unit Volumes (Dollars in thousands)

(1)
Through October 7, 2013.
(2)
For the 52-week period ended October 7, 2013.

Our Concept

Delivering Goodness in the Communities We Serve.

The word "zoë," which means "life" in Greek, is embraced in every aspect of the Zoës Kitchen culture and is a key component of our success. We describe it as "delivering goodness to our customers, from the inside out" by: (i) offering a differentiated menu of simple, tasty and fresh Mediterranean cuisine complemented with several Southern staples; (ii) extending genuine Southern hospitality with personality, including food delivered to your table; (iii) providing an inviting, cosmopolitan, casual-chic environment in our restaurants; and (iv) delivering an outstanding catering experience for business and social events. Our menu offers wholesome, high-quality meals made from scratch using fresh produce and proteins that are predominantly preservative- and additive-free, including appetizers, soups, salads, pitas, sandwiches and kabobs. We believe our team members are a reflection of our customers—educated, active and passionate—and embrace our culture of providing engaging, attentive service, which we believe helps drive brand advocacy.

We believe we deliver a compelling value proposition by offering flavorful food that our customers feel good about eating and providing friendly customer service in a warm, inviting atmosphere, all for an average per customer spend of $9.48 for the forty weeks ended October 7, 2013. Our food, including both hot and cold items, is well suited for catering to a variety of business and social occasions, and we believe our strong catering offering is a significant competitive differentiator that generates consumer trial of our menu and provides additional opportunities for existing customers to enjoy our food off-premise. For the forty weeks ended October 7, 2013, catering represented approximately 17% of our revenue.

We believe we provide an emotional connection to our target customer—educated, affluent women and their families—who represent approximately 70% of our customer visits, based on internal estimates and third-party data. We believe our customers value the time we give back to them to spend with family and friends to fuel a balanced and active lifestyle. We promote our brand as an extension of our customers' own kitchens, with made from scratch, high-quality food inspired by family recipes that are appealing during both lunch and dinner, resulting in a balanced day-part mix of approximately 60% lunch and 40% dinner (excluding catering) for the forty weeks ended October 7, 2013.

Our Industry

We operate in the fast casual segment of the restaurant industry, which is one of the industry's fastest growing segments. According to Technomic, the fast casual segment generated $31 billion in sales in 2012 and is projected to grow at a CAGR of approximately 10% to $50 billion by 2017. The largest 78 fast casual restaurant concepts grew sales by 13.2% in 2012 to $24.2 billion, compared to growth of 4.9% for the 500 overall largest restaurant chains in the United States. We are the largest U.S.-based fast casual restaurant concept (by number of restaurants) featuring Mediterranean cuisine. Our differentiated menu offering fresh, wholesome, flavorful Mediterranean food delivered to your table at an average per customer spend of $9.48 for the forty weeks ended October 7, 2013 positions us to compete successfully against other fast casual concepts as well as against casual dining restaurants, providing us with a large target market.

Our Strengths

Love Life, Live Zoës!

We believe the following strengths differentiate us from competitors and serve as the foundation for continued revenue and profit growth.

Our Food—Simple. Tasty. Fresh!    We believe the Zoës Kitchen experience is driven by providing simple, tasty and fresh Mediterranean food at a compelling value to our customers. Fresh, high-quality ingredients serve as the foundation of Zoës Kitchen. Our food is made from scratch daily, and we still serve some recipes that were created in the Southern kitchen of our founder, drawing from her Greek heritage. We prepare our food by utilizing high-quality ingredients and traditional Mediterranean preparation methods such as grilling and baking. Our menu is a reflection of traditional Mediterranean cuisine, offering an abundance of fresh fruits and vegetables, fresh herbs, grains, olive oil and lean proteins. We believe the variety on our menu allows people with different preferences to enjoy a meal together.

  •
  Simple.  Our food is simply prepared and made to order in our scratch kitchens. Our cooking philosophy is rooted in rich traditions that celebrate food, rather than in fads or trends. From our hummus, made fresh daily and served with warm pita bread, to our fresh and flavorful salads and kabobs, we serve real food. By real food, we mean food made from simple ingredients, such as raw vegetables, fruits and legumes. We serve food the way it was prepared 100 years ago—raw, grilled or baked. Our goodness is created through the careful selection of quality, wholesome ingredients, time-honored healthy preparations inspired by Mediterranean culinary traditions, family recipes that have been passed down for generations and delivering balanced meals. This simple, flavorful approach to food allows customers the opportunity to unite flavor and wellness.

  •
  Tasty.  True to our heritage, the flavors in our menu are born in the Mediterranean and raised in the South. Inspired by family recipes and Zoë Cassimus' simple, fresh-from-the-garden sensibility, our menu features Mediterranean cuisine complemented with several Southern staples. We offer our customers wholesome, flavorful items such as our Mediterranean Tuna sandwich, as well as entrées such as chicken, steak and salmon kabobs and chicken and spinach roll-ups (tortillas stuffed with feta cheese, grilled chicken, sundried tomatoes and spinach), each of which is served with a choice side item such as braised rosemary white beans, rice pilaf, pasta salad, roasted vegetables or seasonal fruit. Our culinary team delivers flavorful new menu additions with seasonal ingredients allowing our customers to "Live Mediterranean." One example is our new Mediterranean Quinoa Salad where quinoa is combined with fresh broccoli, tomatoes, onions and feta cheese to deliver a nutritious entrée packed with flavor. Our commitment to fresh food, combined with our traditional Mediterranean cooking philosophy, results in food options that are full of flavor.

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  Fresh.  We seek to provide customers with flavorful menu offerings made from wholesome, high-quality food that align with our customers' lifestyles. Fresh ingredients are delivered to our kitchens, and team members wash, cut and prepare food from scratch daily. We utilize grilling as the predominant method of cooking our food, and there are no microwaves or fryers in our restaurants. We cater to a variety of dietary needs by offering vegetarian, vegan, gluten-free and our calorie conscious Simply 500TM menu selections. We aim to provide food that makes our customers feel good about themselves and their decision to choose Zoës Kitchen.

Differentiated Fast Casual Lifestyle Brand with a Desirable and Loyal Customer Base.    We believe the Zoës Kitchen brand reflects our customers' desire for convenient, unique and high-quality experiences and their passion for life, family, friends and enjoying every moment. We seek to deliver on these desires and to provide goodness to both the mind and the body by fueling our customers' active lifestyle with nutritious, high-quality food that makes them feel great from the inside out. We believe we are an aspirational brand with broad appeal that our customers embrace as a reflection of their desired self-image—active, vibrant, sophisticated, genuine, caring and passionate. As such, we believe we are able to develop emotional connections with our customer base, which results in customer advocacy and repeat visits. Based on third-party surveys, we estimate that approximately 94% of our surveyed customers intend to recommend Zoës Kitchen. We seek to strengthen our brand through grassroots marketing programs and the use of social media and technology aimed at building long-term relationships with our customers and inspiring lifelong brand advocates.

Our target customers are women with a median age of 42 and an average annual household income of over $100,000. A majority of these women are college educated, and they generally lead active lifestyles. Our target demographic represents a highly-desirable customer base with strong influence on mealtime decision-making and are strong brand advocates. We believe our customers appreciate the authenticity of our brand and the quality of our menu offerings, admire that we are still cooking meals inspired by family recipes and feel good about the food they provide to themselves and their families when choosing Zoës Kitchen. Additionally, we believe our attractive target demographic, high repeat visit rate and our ability to draw an average of approximately 2,500 customers to each of our restaurants per week makes us a desirable tenant to landlords and developers of lifestyle centers seeking to drive traffic to complementary retail businesses.

Delivering a Contemporary Mediterranean Experience with Southern Hospitality.    We strive to provide an inviting and enjoyable customer experience through the atmosphere of our restaurants and the friendliness of our team members. Our restaurants, highlighted by our distinct Zoës Kitchen stripes drawn from the color palette of many seaside Mediterranean neighborhoods, are designed to be warm, welcoming and full of energy. Each of our restaurants has a unique layout to optimize the available space with consistent design cues that strive to balance the warmth of dark wood with contemporary, colorful and cosmopolitan casual-chic décor. Our patios, a core feature of our restaurants, are an authentic part of both our Southern and Mediterranean heritage and we believe they provide a relaxing and welcoming dining environment. We invite the community to be a part of each restaurant by showcasing local items such as artwork by the children of our customers. Overall, we seek to create a warm, inviting environment that welcomes casual conversations, family moments or quick exchanges as our customers eat and enjoy a break from their busy schedules.

True to our Southern heritage, we aim to deliver warm hospitality and attentive service whether our customers choose to dine-in, take-out or host a catered event. Our team members are a reflection of our customers—educated, active and passionate. They are the heart and soul of what we call "Southern hospitality with personality"—making sure our customers feel as welcome as they are well fed. Our team members are trained to deliver personalized service and maintain a clean and inviting atmosphere that fosters a pleasant dining experience. We offer modified table service where, after ordering at the counter, our customers' food is served at their table on china with silverware. Our team members routinely check on them throughout the meal and then bus their table, all without the need to tip. We believe the atmosphere of our restaurants and the warmth of our team members encourages repeat visits, inspires advocacy and drives increased sales.

Diverse Revenue Mix Provides Multiple Levers for Growth.    We believe our differentiated menu of both hot and cold food enables our customers to utilize our restaurant for multiple occasions throughout the day. We had a balanced day-part mix of approximately 60% lunch and 40% dinner (excluding catering), and our catering business represented approximately 17% of revenue, in each case, for the forty weeks ended October 7, 2013. We view catering as our third day-part, which helps to increase AUVs and brand awareness by introducing our concept to new customers through trial. We believe we effectively serve both small and large groups in our restaurants, as well as outside of our restaurants with our catering and home meal replacement alternatives, including our Zoës Fresh TakeTM grab-and-go coolers and our family dinner options. The availability of beer and wine in a majority of our restaurants also makes Zoës Kitchen a natural choice for dinner. We believe the breadth of our offerings provides us multiple levers to continue to drive growth.

Attractive Unit Economic Model with Proven Portability.    Our sophisticated, predictive site selection strategy and flexible new restaurant model have proven successful in markets of varying sizes as we have expanded our restaurant base utilizing in-line, end-cap and free-standing restaurant formats. We believe our strong performance across a variety of geographic areas and steady AUV growth are validation of our concept's portability. For the twelve weeks ended October 7, 2013, our top 20 performing restaurants were spread across eight different states. We have experienced consistent AUV growth across all of our restaurant vintages.

Our restaurant model is designed to generate strong cash flow, attractive restaurant-level financial results and high returns on invested capital. Our new restaurant investment model targets an average cash build-out cost of approximately $750,000, net of tenant allowances, AUVs of $1.3 million and cash-on-cash returns in excess of 30% by the end of the third full year of operation. Additionally, since the majority of our restaurant base was built in 2009 or after, we believe our restaurants are well maintained and will likely require minimal additional capital expenditures in the near term, allowing a majority of our cash flow to be available for investment in new restaurant development and other growth initiatives.

Experienced Management Team.    Our strategic vision and results-driven culture are directed by our senior management team under the leadership of Kevin Miles, who guided the growth of our Company from 22 to 102 restaurants. Mr. Miles joined Zoës Kitchen in 2009 as Executive Vice President of Operations. In 2011, he was promoted to President and Chief Operating Officer, and in 2012, he was promoted to Chief Executive Officer. Mr. Miles is a fast casual industry veteran with over 20 years of relevant experience including leadership roles at La Madeleine French Bakery and Café, Baja Fresh Mexican Grill and Pollo Campero. He directs a team of dedicated and progressive leaders who are focused on executing our business plan and implementing our growth strategy. We believe our experienced management team is a key driver of our success and positions us well for long-term revenue and profit growth.

Our Growth Strategies

Bringing Mediterranean Mainstream.

We plan to execute the following strategies to continue to enhance our brand awareness and grow our revenue and profitability.

Grow Our Restaurant Base.    We have expanded our restaurant base from 21 restaurants in seven states in 2008 to 102 restaurants in 15 states as of December 15, 2013. We opened 27 restaurants in 2013, and we plan to open 28 to 30 restaurants in 2014. We believe we are in the early stages of our growth story and estimate a long-term total restaurant potential in the United States in excess of 1,600 locations. We utilize a sophisticated site selection process using proprietary methods to identify target markets and expansion opportunities within those markets. Based on this analysis, we believe there is substantial development opportunity in both new and existing markets. We expect to double our restaurant base in approximately four years.

Increase Comparable Restaurant Sales.    We have consistently demonstrated strong comparable restaurant sales growth, and we intend to generate future comparable restaurant sales growth with an emphasis on the following goals:

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  Heighten brand awareness to drive new customer traffic.  We utilize a proven marketing strategy founded on inspiring brand advocacy rather than simply capturing customers through traditional tactics such as limited time offers. Our highly-targeted marketing strategy seeks to generate brand loyalty and promote advocacy through creating emotional connections with our customers' (i) passion for wholesome and flavorful food; (ii) desire for simple solutions to make life more convenient; (iii) focus on choices as a reflection of self; and (iv) desire to be a guest at their own party. We have a long history of generating new traffic growth at our restaurants through the application of targeted advertising messages, local restaurant-level marketing and the word-of-mouth of our existing customers to build brand recognition in the markets we serve.

  We utilize a variety of channels to communicate brand messaging and build relationships with customers. Our digital strategy includes social media, online influencer programming and blogs hosted on our website and microsite. Our social community, including Facebook, Pinterest, Instagram and Twitter, includes more than 110,000 users combined. In addition, customers can opt into our e-mail marketing program or download our custom mobile LIFE app, which consists of 272,000 unique members combined. These programs enable us to segment and target messaging applicable to each of these members. We also use traditional methods to appeal to customers inside our restaurants, including point of purchase displays and cashier incentive programs. We build brand awareness through partnerships with schools and community partners, as well as complementary businesses that target our core customers. We will continue to leverage our catering business, promotional events and a targeted menu sampling strategy as effective means to introduce customers to the Zoës Kitchen brand. We believe the continued implementation of our highly-targeted marketing strategy, combined with the core strengths of our brand, will increase brand awareness, build long-term customer advocacy and drive incremental sales at our restaurants.

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  Increase existing customer frequency.  We believe we will be able to continue to increase customer frequency by consistently providing fresh, wholesome Mediterranean cuisine at a compelling value. We intend to explore new menu additions by drawing upon the rich heritage and flavors of 21 Mediterranean countries and family recipes to enhance our offerings and encourage frequency. We will continue to explore ways to increase the number of occasions (lunch, dinner and catering) and the flexibility of dining options (dine-in, to-go/take home, call-in and online) for our customers to consume our food. We also plan to capitalize on the increasing demand for convenient, high-quality home meal replacement alternatives by expanding the food options in our Zoës Fresh TakeTM grab-and-go coolers and our family dinner menu offerings, which include a salad, entrée and side items offered for approximately $30 for a family of four.

  •
  Grow our catering business.  Our management team has developed innovative solutions, loyalty programs and a dedicated team of sales professionals to enhance our catering offering, which represented approximately 17% of our revenue for the forty weeks ended October 7, 2013. We believe our strong catering offering is a significant competitive differentiator and generates consumer trial of our brand as well as provides our existing customers additional ways to enjoy our food off-premise. We offer catering solutions for both business and social occasions, and we believe our hot and cold menu offerings differentiate our catering business as our food is portable and conducive to travel. We are focused on making catering easier for our customers, which we believe helps to promote brand advocacy by allowing customers to be a guest at their own party. We offer social catering solutions designed for our core customers' life events, including Zoës Party Packs, which are bundled catering packages for birthday parties, baby and bridal showers, sporting and outdoor events, girls night out and family gatherings.

Improve Profitability and Leverage Infrastructure.    We have invested in our business, and we believe our corporate infrastructure can support a restaurant base greater than our existing footprint. As we continue to grow, we expect to drive greater efficiencies in our supply chain and leverage our technology and existing support infrastructure. Additionally, we believe we will be able to optimize labor costs at existing restaurants as our restaurant base matures and AUVs increase and leverage corporate costs to enhance margins as general and administrative expenses grow at a slower rate than our restaurant base and revenues.

Properties

As of December 15, 2013, we and our franchisees operated 102 restaurants in 15 states. We operate a variety of restaurant formats, including in-line, end-cap and free-standing restaurants located in markets of varying sizes. Our restaurants are on average approximately 2,750 square feet. We lease the property for our corporate headquarters and all of the properties on which we operate restaurants.

The map and chart below show the locations of our restaurants as of December 15, 2013.

State	Company-Owned	Franchise	Total
Alabama(1)	13	1	14
Arizona	3	0	3
Florida(1)	3	1	4
Georgia	11	0	11
Kentucky	0	3	3
Louisiana	2	3	5
Maryland	2	0	2
New Jersey	1	0	1
North Carolina	11	0	11
Oklahoma	3	0	3
Pennsylvania	3	0	3
South Carolina	5	0	5
Tennessee	4	0	4
Texas	28	0	28
Virginia	5	0	5

Total	94	8	102

(1)
On October 29, 2013 we signed a letter of intent to purchase two franchise restaurants in Mobile, Alabama and Destin, Florida.

We are obligated under non-cancellable leases for our restaurants and our corporate headquarters. Our restaurant leases generally have an initial term of ten years and include two five-year renewal options at increased rates. Our restaurant leases generally require us to pay a proportionate share of real estate taxes, insurance, common area maintenance charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases.

In 2012, we opened 16 Company-owned restaurants, and in 2013, we opened 27 Company-owned restaurants as of December 15, 2013. In 2014, we plan to open 28 to 30 Company-owned restaurants and expect to double our restaurant base in the next four years. We believe our concept has resonated with consumers, which has facilitated strong restaurant growth over the past several years, and since 2008, we have not moved or closed a single restaurant.

We cannot provide assurance that we will be able to double our restaurant base over any specific period of time or that we will be able to open any specific number of restaurants in any year. See "Risk Factors—Risks Related to our Business and Industry—Our long-term success is highly dependent on our ability to open new restaurants and is subject to many unpredictable factors."

The following table shows the growth in our Company-owned and franchise restaurant base for the forty weeks ended October 7, 2013 and the fiscal years ended December 31, 2012, December 26, 2011 and December 27, 2010:

		Fiscal Year Ended
	Forty Weeks Ended October 7, 2013
		December 31, 2012	December 26, 2011	December 27, 2010
Company-Owned Restaurant Base
Beginning of period	67	48	32	23
Openings	18	16	13	9
Franchisee acquisitions	0	3	3	0

Restaurants at end of period	85	67	48	32

Franchise Restaurant Base
Beginning of period	8	9	11	8
Openings	0	2	1	3
Franchisee acquisitions	0	(3)	(3)	0

Restaurants at end of period	8	8	9	11

Total restaurants	93	75	57	43

Site Development and Expansion

Site Selection Process

We consider site selection and real estate development to be critical to our long-term success and devote significant resources to create predictable and successful new restaurant results. We have developed a targeted site evaluation and acquisition process incorporating management's experience as well as comprehensive data collection, analysis and interpretation. Our in-house real estate team has over 50 years of combined experience with brands such as Chipotle, Panera, Potbelly, Pei Wei, Starbucks and P.F. Chang's.

When making site selection decisions we use sophisticated analytical tools designed to uncover key demographic and psychographic characteristics in addition to site specific characteristics, such as visibility, access, signage and traffic patterns, which we believe drive successful restaurant placement. We also consider factors, including daytime population characteristics and residential density, which impact our catering and dine-in businesses. On the ground research is also an important part of the site evaluation process. This includes evaluation of customer traffic patterns, future development in the market, retail synergy and the competitive restaurant landscape. We believe our disciplined process and in-depth analysis, coupled with the development experience of our management team, has contributed to our success in opening 81 restaurants over the last five years.

Our sophisticated, predictive site selection strategy and flexible new restaurant model have proven successful in markets of varying sizes as we have expanded our restaurant base. We are able to utilize in-line, end-cap and free-standing restaurant formats to penetrate markets with a combination of suburban and urban restaurant locations. Additionally, we believe our target demographic and high repeat visit rate makes us a desirable tenant for landlords and developers seeking to attract consumers to their developments. We believe these factors provide our concept a great deal of flexibility in securing optimal real estate locations.

Our real estate process is governed by our internal Development Committee, which is composed of senior management, members of the real estate team and two board members. The Development Committee meets periodically to review new site opportunities and to approve new locations. New sites are identified by our real estate team interfacing with local broker networks in each market. Once a location has been approved by our Development Committee, we begin a design process to align the characteristics and feel of the location to the trade area.

Expansion Strategy

While we continue to be positioned for additional restaurant growth in existing markets, expansion into new territories will be vital to executing our growth strategy. We employ a hub and spoke method to expansion whereby certain markets are denoted as hubs based on total market potential and geographic spacing. Surrounding spoke markets are subsequently developed as hub markets are penetrated and have reached sufficient brand awareness.

Expansion into new markets is triggered through the ongoing evaluation of existing market penetration with a goal of maintaining a deep pipeline of top-tier development opportunities. Our approach to identifying new markets for development is robust and systematic, providing an objective review of each market under consideration. Criteria for evaluating market expansion opportunities includes depth of target customer, geographic positioning relative to current restaurant base, estimated restaurant potential, projected unit economics, availability of premier site locations and competition penetration, among other things.

Restaurant Design

Restaurant design is handled by our in-house construction executives interfacing with outsourced vendor relationships. This approach permits us to maintain control over our design process without adding unnecessary headcount. Each of our restaurants has modern features and cosmopolitan casual-chic décor, accented with our distinct stripes, designed to combine the comforts of home and the sophistication of the Mediterranean. Each of our restaurants has a unique layout to optimize the available space with consistent design cues that contribute to our customer experience. Our restaurant size averages approximately 2,750 square feet. The dining area of a typical restaurant can seat approximately 80 people, with patios that seat approximately 30 people. We believe the atmosphere of our restaurants creates a warm, inviting environment where friends and family can gather for occasions of all types, encourages repeat visits, inspires brand advocacy and drives increased sales across day-parts.

Construction

Construction of a new restaurant takes approximately 11 weeks. Each new restaurant typically requires an annual cash build-out cost of approximately $750,000, net of tenant allowances, but this figure could be materially higher or lower depending on the market, restaurant size and condition of the premises upon landlord delivery. We generally construct restaurants in third-party leased retail space but also construct free-standing buildings on leased properties. In the future, we intend to continue converting existing third-party leased retail space or constructing new restaurants in the majority of circumstances. For additional information regarding our leases, see "—Properties."

Restaurant Management and Operations

We refer to our approach to management and operations as "progressive and aggressive," and endeavor to run our company to create a superior customer experience by putting people first (both employees and customers).

Talent Acquisition and Training.    Our success begins with hiring and investing in the growth of great talent, and acquiring and training our team members effectively is a significant focus for our company. We aim to hire people with a high desire to serve and please, that embrace the Zoës Kitchen culture and are a reflection of our customers: active, passionate and full of life. We employ an extensive screening process for our managers, including both behavioral and working interviews. Once hired, employees participate in a six week in-restaurant management training program, and all of our incumbent managers have been through this process. Each quarter we have approximately 30 new manager-in-training candidates at one of our 11 training restaurants, which are located across various geographic regions. This pipeline assures us that future growth can be supported and that every new Zoës Kitchen location is staffed with managers that are trained in both our brand and our standards.

We embrace technology and use it extensively to communicate with our employees. Our proprietary Lifeworks platform is designed to engage employees and create real connections, allowing both hourly and salaried employees to learn, connect and collaborate. Specific techniques like "gamification" and community generated content keep employees engaged. Our entire training process is now paperless, with online videos replacing traditional operating manuals. Lifeworks encourages interaction between employees across markets, helping to preserve culture, develop connections and share knowledge as we continue to grow. Lifeworks also includes a learning methodology that embraces community generated content, allowing employees to make a tangible impact on the business, which we believe ultimately empowers them to deliver a superior customer experience.

Restaurant Management and Employees.    Each restaurant typically is staffed with a restaurant manager, an assistant manager and as many as 20 to 30 team members. We cross-train our employees in an effort to create a depth of competency in our critical restaurant functions. Consistent with our emphasis on customer interaction, we encourage our restaurant managers and team members to welcome and interact with customers throughout the day. To lead our restaurant management teams, we have Regional Operators (each of whom is responsible for between three and ten restaurants), as well as Market Operators (each of whom is responsible for between five and seven regions). To prepare for our restaurant growth and staffing needs, we train approximately 30 managers per quarter.

Food Preparation and Quality.    We operate scratch kitchens, where food is prepared and cooked on site. We do not utilize pre-cooked proteins in our restaurants and do not use microwaves or fryers. We are committed to the hand-preparation of our food, including details like cutting fruit and vegetables in store and hand-crumbling feta cheese each morning because we believe that customers can taste the difference. We believe adhering to these standards is a competitive advantage for our Company and we have developed processes and procedures to train our employees on the techniques required to effectively operate a scratch kitchen.

Food safety is a top priority and we dedicate substantial resources, including our supply chain team and quality assurance teams, to help ensure that our customers enjoy safe, quality food products. We have taken various steps to mitigate food quality and safety risks, including having personnel focused on this goal together with our supply chain team. Our restaurants undergo third-party food safety reviews, internal safety audits and routine health inspections. We also consider food safety and quality assurance when selecting our distributors and suppliers.

Restaurant Marketing

Our marketing efforts seek to build brand awareness and increase sales through a variety of customer interactions and marketing initiatives. We focus our marketing strategy on highlighting our ability to provide customers with real food, which we believe directly impacts their psyche and delivers positive long-term emotional connections. By real food, we mean food made from simple ingredients like raw vegetables, fruits and legumes. We serve food the way it was prepared 100 years ago—raw, grilled, or baked. We utilize community-based restaurant marketing, as well as digital, social and traditional media tools, to highlight our competitive strengths, including our varied and healthful menu offerings and the value we offer our customers.

  •
  Shared, Earned, Owned.  We believe our approach to social marketing is unique in that we seek to develop a relationship with each community member online, a reflection of our approach inside our restaurants. Across our social channels, including Facebook, Pinterest, Instagram and Twitter, we reach more than 110,000 users combined, which allows us to connect directly to our customers and to keep them informed about new menu offerings, promotions and events and build online relationships. In addition, customers can opt into our e-mail marketing program or download our custom mobile LIFE app, which combined consists of approximately 272,000 unique members. Our mobile app includes customer engagement, customer satisfaction measurement and mobile ordering capabilities. Integrating these solutions has enabled us to reach a significant number of people in a timely and targeted fashion at a fraction of the cost of traditional media. We believe that our customers are experienced internet users and will use social media to make dining decisions, share meaningful content or advocate for brands they enjoy. Our media tools also include advertising in local and regional print media, targeted direct mail aimed at delivering trial in new markets and highly targeted cross promotions with like-minded brands.

  •
  Local Restaurant Marketing.  We believe we differentiate our business through a strategic, community-based approach to building brand awareness and customer loyalty. We refer to this internally as "Delivering Goodness." We use a wide range of local marketing initiatives to increase the frequency of and occasions for visits, and to encourage people to "Live Mediterranean." We empower our restaurant managers to selectively organize events to bring new customers into our restaurants. Additionally, we engage in a variety of promotional activities, such as contributing food, time and money to charitable, civic and cultural programs, in order to give back to the communities we serve and increase public awareness and appreciation of our restaurants and our employees. For example, in May 2013 we launched a campaign sponsoring Zoe Romano to run the Tour de France, to drive awareness and raise funds for the World Pediatric Project. Additionally, since our founding in 1995, our restaurants have partnered with local schools and children's groups to display children's art at our restaurants as part of our Zoës Kitchen Celebrates Children! Artwork Program. The art is available for sale to the public as a donation, with proceeds from sales going directly to the participating school or organization.

  •
  New Menu Introductions.  We focus efforts on new menu offerings to broaden our appeal to customers and further substantiate our position as a leading brand in Mediterranean cuisine. We believe these additions deliver prompt consumer action, resulting in more immediate increases in customer traffic. We also recently launched a Runners' Menu that features healthy dishes geared towards pre- and post-workouts to appeal to the active lifestyle we believe our customers aspire to live.

  •
  Creating New Dining Opportunities.  We focus on ways we can serve customers at different times and in new places. Our "Dinners for Four" have been a popular item allowing customers to quickly feed their family a balanced meal at a great value. In addition, we offer group options like Zoës Party Packs for eight to ten where customers can enjoy bundled items designed for birthday parties, baby and bridal showers, sporting and outdoor events, girls' nights and family gatherings. We market this new offering in a variety of ways, including in-restaurant posters, integrated social media campaigns and direct marketing to current catering customers.

  •
  Internal Marketing.  We believe our employees are one of our best marketing assets. We invest time, energy and resources towards education on our brand and developing long-term brand advocates from each employee. These employees help propagate the mission of "Delivering Goodness" and promote key points of differentiation.

Suppliers

Maintaining a high degree of quality in our restaurants depends in part on our ability to acquire fresh ingredients and other necessary supplies that meet our specifications from reliable suppliers. We carefully select suppliers based on quality and their understanding of our brand, and we seek to develop mutually beneficial long-term relationships with them. We work closely with our suppliers and use a mix of forward, fixed and formula pricing protocols. We have tried to increase, in some cases, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we monitor industry news, trade issues, weather, crises and other world events that may affect supply prices.

We contract with Sysco Corporation, the largest distributor of food and related products to the U.S. food service industry. For the forty weeks ended October 7, 2013, our Sysco spend was approximately 65% of our cost of sales. Our distributor relationship with Sysco has been in place since May 2011. Our remaining food supplies are distributed by other distributors under separate contracts. Our distributors deliver supplies to our restaurants approximately two to four times per week.

We negotiate pricing and volume terms directly with certain suppliers, distributors and Sysco. Poultry represented approximately 17% of our total cost of sales for the forty weeks ended October 7, 2013. We are subject to weekly market fluctuations under our current pricing agreements, with respect to poultry. Beef represented approximately 7% of our total costs of sales for the forty weeks ended October 7, 2013. We have pricing agreements in place through the end of March 2014, with respect to beef. Feta cheese represented approximately 4% of our total cost of sales for the forty weeks ended October 7, 2013. We have pricing agreements that reset monthly, with respect to feta cheese. We have identified secondary suppliers for many of our significant products, and we believe we would be able to source our product requirements from different suppliers if necessary.

Competition

We compete in the restaurant industry, primarily in the fast casual segment but also with restaurants in other segments. We face significant competition from a wide variety of restaurants, convenience stores, grocery stores and other outlets on a national, regional and local level. We believe that we compete primarily based on product quality, restaurant concept, ambience, service, location, convenience, value perception and price. Our competition continues to intensify as competitors increase the breadth and depth of their product offerings and open new restaurants. Additionally, we compete with local and national fast casual restaurant concepts, specialty restaurants and other retail concepts for prime restaurant locations.

Seasonality

Seasonal factors and the timing of holidays cause our revenue to fluctuate from quarter to quarter. Our sales per restaurant is typically lower in the first and fourth quarters due to reduced winter and holiday traffic and higher in the second and third quarters. Adverse weather conditions during our most favorable months or periods may also affect customer traffic. In addition, we have outdoor seating at all of our restaurants, and the effects of adverse weather may impact the use of these areas and may negatively impact our revenues.

Intellectual Property and Trademarks

We own a number of trademarks and service marks registered or pending with the U.S. Patent and Trademark Office ("PTO"). We have registered the following marks with the PTO: Zoës Kitchen; Zoe's Kitchen; Simple. Tasty. Fresh!; Zoës Fresh Take; and Simply 500. We also have certain trademarks pending in certain foreign countries. In addition, we have registered the Internet domain name www.zoeskitchen.com. The information on, or that can be accessed through, our website is not part of this prospectus.

We license the use of our registered trademarks to franchisees through franchise arrangements. The franchise arrangements restrict franchisees' activities with respect to the use of our trademarks and impose quality control standards in connection with goods and services offered in connection with the trademarks.

An important part of our intellectual property strategy is the monitoring and enforcement of our rights in markets in which our restaurants currently exist or markets which we intend to enter in the future. We also monitor trademark registers to oppose the applications to register confusingly similar trademarks or to limit the expansion of the scope of goods and services covered by existing similar trademarks. We enforce our rights through a number of methods, including the issuance of cease-and-desist letters or making infringement claims in federal court.

We believe that our trademarks, service marks and other intellectual property rights have significant value and are important to the marketing of our brand, and it is our policy to protect and defend vigorously our rights to such intellectual property. However, we cannot predict whether steps taken to protect such rights will be adequate. See "Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business."

Governmental Regulation and Environmental Matters

We and our franchisees are subject to extensive and varied federal, state and local government regulation, including regulations relating to public and occupational health and safety, sanitation and fire prevention. We operate each of our restaurants in accordance with standards and procedures designed to comply with applicable codes and regulations. However, an inability to obtain or retain health department or other licenses would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular restaurant or group of restaurants.

In addition, in order to develop and construct restaurants, we must comply with applicable zoning, land use and environmental regulations. Such regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies could delay or even prevent construction and increase development costs for new restaurants. We are also required to comply with the accessibility standards mandated by the ADA, which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify restaurants, by adding access ramps or redesigning certain architectural fixtures for example, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

A small amount of our revenues is attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. We are also subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. Approximately one-third of our restaurants do not have liquor licenses, typically because of the high cost of a liquor license in jurisdictions having liquor license quotas.

In addition, we are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various other federal and state laws governing similar matters including minimum wages, overtime, workplace safety and other working conditions. We and our franchisees may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters, and we have been party to such matters in the past. We are also subject to various laws and regulations relating to our current and any future franchise operations. See "Risk Factors—Risks Related to Our Business and Industry—Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition or results of operations."

PPACA, enacted in March 2010, requires chain restaurants with 20 or more locations in the United States operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another. While our ability to adapt to consumer preferences is a strength of our concepts, the effect of such labeling requirements on consumer choices, if any, is unclear at this time. See "Risk Factors—Risks Related to Our Business and Industry—Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits that could adversely affect our results of operations."

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a HACCP approach may now be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the FSMA, signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although our current restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise harm our business. See "Risk Factors—Risks Related to Our Business and Industry—Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition or results of operations."

We and our franchisees are also subject to laws and regulations relating to information security, privacy, cashless payments, gift cards and consumer credit, protection and fraud, and any failure or perceived failure to comply with these laws and regulations could harm our reputation or lead to litigation, which could adversely affect our financial condition.

We are subject to federal, state and local environmental laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, or exposure to, hazardous or toxic substances ("environmental laws"). These environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third-parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We are not aware of any environmental laws that will materially affect our earnings or competitive position, or result in material capital expenditures relating to our restaurants. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. It is possible that we will become subject to environmental liabilities at our properties, and any such liabilities could materially affect our business, financial condition or results of operations. See "Risk Factors—Risks Related to Our Business and Industry—Compliance with environmental laws may negatively affect our business."

Management Information Systems

All of our restaurants use computerized point-of-sale and back-office systems created by NCR Corporation, which we believe are scalable to support our future growth plans. These point-of-sale computers are designed specifically for the restaurant industry. The system provides a touch screen interface, a graphical order confirmation display and integrated, high-speed credit card and gift card processing. The point-of-sale system is used to collect daily transaction data, which generates information about daily sales, product mix and average check that we actively analyze. All products sold and prices at our restaurants are programmed into the system from our home office.

Our in-restaurant back office computer system is designed to assist in the management of our restaurants and provide labor and food cost management tools. These tools provide home office and restaurant operations management quick access to detailed business data and reduces restaurant managers' time spent on administrative needs. The system provides our restaurant managers the ability to submit orders electronically with our distribution network. The system also supplies sales, bank deposit and variance data to our accounting department on a daily basis. We use this data to generate daily sales information and weekly consolidated reports regarding sales and other key measures, as well as preliminary weekly detailed profit and loss statements for each location with final reports following the end of each period.

Employees

As of December 15, 2013, we had 2,303 employees, including 84 home office and regional personnel, 202 restaurant level managers and assistant managers and 2,017 hourly employees. None of our employees are unionized or covered by a collective bargaining agreement, and we consider our current employee relations to be good.

Franchising

As of December 15, 2013, we had eight franchised restaurants in four states. Our franchise arrangements grant third-parties a license to establish and operate a restaurant using our systems and our trademarks in a given area. The franchisee pays us for the ideas, strategy, marketing, operating system, training, purchasing power and brand recognition. Franchised restaurants must be operated in compliance with our methods, standards and specifications, regarding menu items, ingredients, materials, supplies, services, fixtures, furnishings, décor and signs.

Legal Proceedings

We are currently involved in various claims and legal actions that arise in the ordinary course of our business, including claims resulting from employment related matters. None of these claims, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not party to any material pending legal proceedings and are not aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operations or cash flows.

MANAGEMENT

Set forth below is the name, age (as of December 15, 2013), position and a description of the business experience of each of our executive officers, directors and other key employees:

Name	Age	Position(s)
Kevin Miles	48	Director, President and Chief Executive Officer
Jason Morgan	44	Chief Financial Officer
Jeremy Hartley	54	Chief Operating Officer
Allyn Taylor	50	Vice President of Development
Rachel Phillips-Luther	33	Vice President of Marketing
James Besch	40	Controller
Greg Dollarhyde	61	Chairman of the Board of Directors
William Barnum, Jr.	59	Director
Anthony Choe	41	Director
Rahul Aggarwal	38	Director

Background of Executive Officers and Directors

Kevin Miles has served as our President and Chief Executive Officer since October 2012, was appointed Director in December 2013 and served as President and Chief Operating Officer since February 2011. Mr. Miles joined Zoës Kitchen in 2009 as Executive Vice President of Operations. From 2008 to 2009, Mr. Miles was Executive Vice President of Operations of Pollo Campero. His leadership has led to recognition in both Nation's Restaurant News and Fast Casual magazine highlighting him as "Top 10 Executives to Watch" and "Top Movers and Shakers," respectively. Mr. Miles received his Bachelor's Degree in 1989 from Texas A&M University. He brings to our Board of Directors leadership skills, strategic guidance and operational vision from prior experience in the industry.

Jason Morgan has served as our Chief Financial Officer since April 2008. Since joining the Zoës Kitchen team, Mr. Morgan has played a significant role in the growth of the company, from opening new restaurants across the country, to acquiring new accounting and point-of-sale systems, and implementing a business intelligence solution. Prior to assuming his role at Zoës Kitchen, Mr. Morgan was the Chief Financial Officer of Simplex Diabetic Supply, Inc., a private equity backed healthcare start-up. He previously served as the first Chief Financial Officer of Video Gaming Technologies, Inc., a technology business. Mr. Morgan has also held executive positions at Gaylord Entertainment Co. and Harrah's Entertainment including strategic planning, investor relations and treasury. Mr. Morgan received his Master's Degree in 1995 from the Owen Graduate School of Management at Vanderbilt University and his Bachelor's Degree in 1991 from Vanderbilt University. He is a Certified Public Accountant.

Jeremy Hartley has served as our Chief Operating Officer since October 2013. From May 2012 to October 2013, Mr. Hartley was pursuing personal interests. From October 2001 to May 2012, Mr. Hartley led regional operations for Mimi's Café, and prior to that he served as Chief Operating Officer for Café Patrique and La Madeleine French Bakery and Café. Mr. Hartley received his Bachelor's Degree in 1981 from University of Aston in Birmingham, UK.

Allyn Taylor has served as our Vice President of Development since October 2011. From April 2007 to January 2011, Mr. Taylor served as Senior Manager of Real Estate for Panera Bread and Vice President of Real Estate for P.F. Chang's and Pei Wei. Mr. Taylor received his Bachelor's Degree in 1986 from the University of Texas at Austin.

Rachel Phillips-Luther has served as our Vice President of Marketing since December 2011. Prior to joining the Zoës Kitchen team, Ms. Phillips-Luther served as Vice President of Kona Grill from December 2009 to April 2011, and as Vice President of Marketing for FHRG, Inc./Champps Entertainment, Inc. from 2006 to 2009.

James Besch has served as our Controller since January 2013. Prior to joining Zoës Kitchen, Mr. Besch served as Regional Controller and Director of SEC reporting for Club Corp, Inc. from November 2003 to December 2012. Mr. Besch began his career with Arthur Andersen in 1996. Mr. Besch received his Master's Degree in 1996 from the University of Texas. He is a Certified Public Accountant.

Greg Dollarhyde has served as Chairman of our Board of Directors since October 2007. He is a 40 year veteran of the restaurant industry, having been Chairman or Chief Executive Officer of eight separate companies and Chief Financial Officer of two publicly-held restaurant companies, among other responsibilities. He is currently the Chief Energizing Officer and Director of Veggie Grill, a west-coast based concept serving 100% plant-based food. He served as Chief Executive Officer of Zoës Kitchen from October 2008 through March 2011. Mr. Dollarhyde received his Bachelor's Degree in 1980 from the School of Hotel Administration at Cornell University and his Master's Degree in Business Administration in 1981 from the Johnson School of Business at Cornell University. Mr. Dollarhyde was selected to join our board because of his extensive experience in the restaurant industry and his years of experience as a director and our executive officer.

William Barnum, Jr. has served on our Board of Directors since October 2007. Since 1984, Mr. Barnum has been with Brentwood, our sponsor, where he co-founded the firm's private equity effort and is currently a General Partner. Prior to joining Brentwood, Mr. Barnum worked at Morgan Stanley & Co. in the investment banking division, where he served as Assistant to the President and also provided investment banking advisory services. Mr. Barnum received his Bachelor's Degree in 1976 from Stanford University, his Juris Doctor in 1980 from Stanford Law School and his Master's Degree in Business Administration in 1980 from Stanford Graduate School of Business. Presently, Mr. Barnum is a director of K-Mac Holdings, Lazy Dog Restaurants, Sundance, The Teaching Company, Veggie Grill and Quiksilver. Due to Mr. Barnum's extensive experience in private equity, he provides valuable perspective to our board discussions on financial and capital markets issues. Additionally, his experience in the consumer and restaurant industries and his board service at other companies provides important insight to our board.

Anthony Choe has served on our Board of Directors since October 2007. Mr. Choe joined Brentwood, our sponsor, in 1996 and is currently a General Partner. Prior to joining Brentwood, Mr. Choe worked at Donaldson, Lufkin & Jenrette, where he focused on mergers and acquisitions, corporate finance and leveraged buyouts. Mr. Choe received his Bachelor's Degree from Harvard University in 1994. Presently, Mr. Choe is a director of K-Mac Holdings, Lazy Dog Restaurants, Sundance and The Teaching Company. Due to Mr. Choe's extensive experience in private equity, he provides valuable perspective to our board discussions on financial and capital markets issues. Additionally, his experience in the consumer and restaurant industries and his board service at other companies provides important insight to our board.

Rahul Aggarwal has served on our Board of Directors since October 2007. Mr. Aggarwal joined Brentwood, our sponsor, in 1999 and is currently a Managing Director. Presently, Mr. Aggarwal serves as a Director of K-Mac Holdings, Lazy Dog Restaurants, Spectrum Clubs and Veggie Grill. Prior to joining Brentwood, Mr. Aggarwal worked at Donaldson, Lufkin & Jenrette, where he focused on high-yield financings and leveraged buyouts. Mr. Aggarwal received his Bachelor's Degrees in 1997 from the Wharton School of Business and the College of Arts and Sciences at the University of Pennsylvania. Due to Mr. Aggarwal's extensive experience in private equity, he provides valuable perspective to our board discussions on financial and capital markets issues. Additionally, his experience in the consumer and restaurant industries and his board service at other companies provides important insight to our board.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Controlled Company

Upon completion of this offering, Brentwood will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" under the                             corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

  •
  that a majority of our Board of Directors consists of "independent directors," as defined under the rules of the                             ;

  •
  that we have, to the extent applicable, a Corporate Governance and Nominating Committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  that we have a Compensation Committee composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  for an annual performance evaluation of the nominating and governance committees and Compensation Committee.

Since we intend to avail ourselves of the "controlled company" exception under the                             rules, we will not have a Corporate Governance and Nominating Committee and our Compensation Committee will not be composed entirely of independent directors. These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of the                             within the applicable time frame. These rules require that our Audit Committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Corporate Governance and Board Structure

Our board of directors currently consists of five members.

In accordance with the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon consummation of this offering, our Board of Directors will consist of          members and will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed by resolution of the Board of Directors. Vacancies on the Board of Directors can be filled by resolution of the Board of Directors. Greg Dollarhyde serves as the Chairman of our Board of Directors. We believe that of the following directors are independent as required by the rules of the                             :                              ,                              and                              .                              and                             are the Class I directors and their terms will expire in                             .                              and                              are the Class II directors and their terms will expire in                             .                              ,                              and                              are the Class III directors and their terms will expire in                             . The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Committees

Upon completion of this offering, our Board of Directors will have two standing committees: an Audit Committee and a Compensation Committee. Each of the committees will report to the Board of Directors as they deem appropriate, and as the Board of Directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit and the audit fee; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm, including taking into consideration whether the independent auditor's provision of any non-audit services to us is compatible with maintaining the independent auditor's independence; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (8) reviewing and approving related person transactions; (9) annually reviewing the Audit Committee charter and the committee's performance; and (10) handling such other matters that are specifically delegated to the Audit Committee by our Board of Directors from time to time.

Upon completion of this offering, our Audit Committee will consist of                             ,                              and                              . The SEC rules and the                             rules require us to have one independent Audit Committee member upon the listing of our common stock on the                             , a majority of independent directors on the Audit Committee within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our Board of Directors has affirmatively determined that                              and                              meet the definition of "independent directors" for purposes of serving on an Audit Committee under applicable SEC and                             rules, and we intend to comply with these independence requirements within the time periods specified. In addition,                              will qualify as our "audit committee financial expert," as such term is defined in Item 407 of Regulation S-K.

Our Board of Directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.zoeskitchen.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

Upon completion of this offering, our Compensation Committee will consist of                             ,                              and                              .

Our Board of Directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.zoeskitchen.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus.

Risk Oversight

Our Board of Directors is currently responsible for overseeing our risk management process. The Board of Directors focuses on our general risk management strategy and the most significant risks facing us and ensures that appropriate risk mitigation strategies are implemented by management. The Board of Directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Upon completion of this offering, our Board of Directors will not have a standing risk management committee, but rather will administer this oversight function directly through our Board of Directors as a whole, as well as through various standing committees of our Board of Directors that address risks inherent in their respective areas of oversight. In particular, our Board of Directors will be responsible for monitoring and assessing strategic risk exposure, our Audit Committee will be responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures and our Compensation Committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage unnecessary risk-taking. In addition, upon completion of this offering, our Audit Committee will oversee the performance of our internal audit function and consider and approve or disapprove any related-party transactions.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Risk and Compensation Policies

Prior to the completion of this offering, we intend to analyze our compensation programs and policies to determine whether those programs and policies are reasonably likely to have a material adverse effect on us.

Leadership Structure of the Board of Directors

The positions of Chairman of the Board and Chief Executive Officer are presently separated. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board of Directors in its fundamental role of providing advice to and independent oversight of management. Our Board of Directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the Board of Directors' oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require that our Chairman and Chief Executive Officer positions be separate, our Board of Directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Code of Ethics

We have adopted a written Code of Business Conduct and Ethics ("Code of Business Conduct") which applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and controller. In addition, we will adopt a written Code of Ethics for the Chief Executive Officer and senior financial officers ("Code of Ethics") which applies to our principal executive officer, principal financial officer, controller and other designated members of our management. Copies of each code will be available on our corporate website www.zoeskitchen.com upon completion of this offering.

The information contained on our website does not constitute a part of this prospectus. We will provide any person, without charge, upon request, a copy of our Code of Business Conduct or Code of Ethics. Such requests should be made in writing to the attention of our Corporate Counsel at the following address: Zoe's Kitchen, Inc. 5700 Granite Parkway, Granite Park Building #2, Suite 455, Plano, Texas 75024.

Director Compensation

In the year ended December 31, 2012, none of our directors, other than our Chairman, Greg Dollarhyde, received compensation for their services on our Board of Directors. Mr. Dollarhyde, received an annual fee of $100,000 pursuant to a consulting agreement entered into with us on March 22, 2011 under which he shall serve as the Chairman of the Board of Directors of Zoe's Kitchen, Inc., as well as provide assistance and advice to Zoe's Kitchen, Inc. See "Certain Relationships and Related Party Transactions—Consulting Agreement."

EXECUTIVE COMPENSATION

The following sets forth all plan and non-plan compensation awarded to our Named Executive Officers (the "NEOs").

Summary Compensation Table

The following table sets forth the total compensation that was paid or accrued for the NEOs for the 2013 fiscal year. The NEOs are Kevin Miles, our Chief Executive Officer, Jason Morgan, our Chief Financial Officer and Allyn Taylor, our Vice President of Development.

Name and principal position	Year	Salary(1)	Bonus(2)	Unit Awards		All Other Compensation		Total
Kevin Miles President & Chief Executive Officer	2013	$259,222	$129,661	$0	(3)	—		$388,833
Jason Morgan Chief Financial Officer	2013	$229,222	$91,689	—		$86,062	(4)	$406,973
Allyn Taylor Vice President of Development	2013	$169,696	$33,939	—		—		$203,635

(1)
Salary is based on amounts paid YTD 12/20/2013 and projected payments for the remainder of the year. Mr. Miles also serves on our Board of Directors, but he was not compensated in 2013 for such service.

(2)
Bonus for 2013 is estimated by taking the relevant employee's bonus percentage and multiplying by the base salary. The bonus figure in the table assumes 100% payout.

(3)
The amount reported in the Unit Awards column represents the grant date fair value of 20,000 Class B Units (defined below) that were granted to Mr. Miles on April 8, 2013. The assumptions used in calculating the issuance date fair value of the Class B Units are discussed in Note 10 to the Audited Financials.

(4)
All other compensation for Mr. Morgan is based on payments received under his relocation agreement with the Company, dated November 30, 2010, regarding the Company's relocation from Birmingham, AL to Dallas, TX which occurred in June, 2013, with (i) $21,836 being paid directly to the moving company, United Van Lines; (ii) $36,316 being paid directly to Mr. Morgan and related to various costs associated with the move; and $27,910 being paid to Mr. Morgan in the form of a "gross-up" amount with respect to taxes incurred by him with respect to the payments described in (ii). If Mr. Morgan resigns within the 24-month period, he must repay 50% of all such costs to the Company.

Narrative Disclosure to Summary Compensation Table

Offer Letters

We do not currently have employment agreements with any of our NEOs, but the Company has provided offer letters to Mssrs. Miles, Morgan and Taylor (collectively, the "Offer Letters") dated April 27, 2009, April 7, 2008, and July 19, 2011, respectively. The Offer Letters provide for an initial base salary of, for Mr. Miles, $190,000, for Mr. Morgan, $200,000, and for Mr. Taylor, $145,000, which amounts are reviewed for modification annually, and which numbers have been raised to $259,222, $229,222, and $169,696, respectively. As can be seen above, the Offer Letters also provide Mssrs. Miles and Morgan with an annual bonus opportunity of, for Mssrs. Miles and Morgan, up to 40% of base salary, and for Mr. Taylor, 20% of his base salary, which amounts are paid upon the achievement of growth and operating performance objectives to be determined by the Company in its sole discretion (Mr. Miles' target bonus has since been raised to 50%). The Offer Letters describe the basic terms of the Class B Unit grant agreements (described below), and provide for initial grants of 75,000 Class B Units for Mr. Miles, 85,802 Class B Units for Mr. Morgan, and 25,000 Class B Units for Mr. Taylor. The Offer Letters provide each of Mr. Miles and Mr. Morgan six (6) months' severance pay for a termination without "cause" (as defined therein), provided that the payments will stop if the relevant executive obtains alternative employment. The Offer Letters further provide that no bonus payments will be made for the year of any such termination. No severance arrangement is provided for in Mr. Taylor's Offer Letter.

We anticipate that upon the offering, we will replace the Offer Letters with employment agreements for Mssrs. Miles and Morgan, though we have not yet determined the specific terms.

Incentive Unit Agreements

Each of our NEOs has been granted Series 1 Class B Units of Zoe's Investors, LLC (Zoe's Investors). While Class B Units represent equity holdings, they are intended to be treated as "profits interests" for purposes of IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43 and have a certain "threshold amount" that, similar to an option exercise price, limits participants' participation in the equity to the appreciation value that accrues following the grant date. Each NEO is required to file a timely 83(b) election with respect to his respective Class B Units.

On April 8, 2013, Mr. Miles was granted 20,000 Class B Units with a threshold amount of $7.00. Mr. Miles's Class B Units vest on time-based conditions, with 20% of the Class B Units vesting upon the first anniversary of the grant date, and the remainder vesting pro rata on a daily basis (0.0548% per day) until the fifth anniversary of the grant date. If Mr. Miles is terminated for any reason, the Class B Units (whether or not vested) are immediately forfeited to the LLC for no consideration and canceled. However, upon a change of control of the LLC, and provided that Mr. Miles remains employed through such change in control, any unvested Class B Units would vest upon the earlier to occur between the one (1)-year anniversary of such change in control and a termination of Mr. Miles's employment without cause (as such term is defined in the grant agreement). Upon a termination for cause prior to the one (1)-year anniversary of such change of control, Class B Units (whether or not vested) are immediately forfeited to Zoe's Investors for no consideration and canceled.

Upon completion of this offering, the vested Class B Units will be converted into shares of our common stock and the unvested Class B Units will be converted into restricted stock, subject to a vesting schedule substantially similar to the vesting schedule under which such Class B Units vest prior to the offering.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards of our named executive officers as of                         , 2013 with respect to the named executive officer. The market value of the shares in the following table is the fair value of such shares at                         , 2013.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Number of Shares or Units of Stock That Have Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights That Have Vested ($)
Kevin Miles	5,501	(2)	$65,357	69,499	$825,643
	30,531	(3)	$362,712	44,469	$528,288
	20,000	(4)	$97,600	—	—
Jason Morgan	—		—	85,802	$1,019,324
	6,351	(5)	$62,743	3,649	$36,057
Allyn Taylor	15,876	(6)	$156,858	9,124	$90,142

(1)
Market value of unvested units is based on management's retrospective determination of the fair market value of such units as of                          , 2013.

(2)
Represent Class B Units, as described above, which have a threshold amount $0.00 and which vest as follows: 0.0548% of the original grant of 75,000 (approximately 41.1 Class B Units) per day through May 14, 2014.

(3)
Represent Class B Units, as described above, which have a threshold amount of $0.00, and which vest as follows: 0.0548% of the original grant of 75,000 (approximately 41.1 Class B Units) per day through January 13, 2016.

(4)
Represent Class B Units, as described above, which have a threshold amount of $7.00, and which vest as follows: 0.0548% of the original grant of 20,000 (approximately 10.96 Class B Units) per day through April 8, 2018.

(5)
Represent Class B Units, as described above, which have a threshold amount of $2.00, and which vest as follows: 0.0548% of the original grant of 10,000 (approximately 5.48 Class B Units) per day through February 28, 2017.

(6)
Represent Class B Units, as described above, which have a threshold amount of $2.00, and which vest as follows: 0.0548% of the original grant of 25,000 (approximately 13.7 Class B Units) per day through February 28, 2017.

Additional Narrative Description

Retirement Benefits

We do not provide any plans that would provide the NEOs with any payment of retirement benefits, or benefits that will be paid primarily following retirement (whether through tax-qualified plans or otherwise), including but not limited to tax-qualified defined benefit plans and supplemental executive retirement plans.

Change in Control and/or Termination Payments

Aside from the severance pay payable to Mssrs. Miles and Morgan pursuant to the terms of their respective Offer Letters and the accelerated vesting of Class B Units that would occur under certain circumstances described above, we do not provide payments to our NEOs upon a change in control of the Company, upon a change in the NEOs' responsibilities following any such change in control, or, more generally, upon an NEO's resignation, retirement or other termination.

Compensation of Directors

The table below summarizes the compensation paid to Mssrs. Dollarhyde, Barnum, Jr., Choe, and Aggarwal during fiscal year 2013:

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Total ($)
Greg Dollarhyde	$100,000	$100,000
William Barnum, Jr.	—	—
Anthony Choe	—	—
Rahul Aggarwal	—	—
Kevin Miles	—	—

Narrative Disclosure to Director Compensation Table

Consulting Agreement

Mr. Dollarhyde and the Company are parties to a consulting agreement, dated March 22, 2011 (the "Consulting Agreement"), pursuant to which he was paid $100,000 in consulting costs for his role as Executive Chairman in 2013. Such consulting costs are paid on a quarterly basis, and the agreement may be terminated by either party at any time upon 30 days' notice, at which point Mr. Dollarhyde would be removed as Chairman and as a member of the Board of Directors. If the Company initiates such termination, Mr. Dollarhyde would receive a pro rata portion of the quarterly fees incurred as of the date of termination.

None of the other directors received fees or are party to a similar consulting agreement.

Post Offering Director Compensation Plans

It is anticipated that the Consulting Agreement will be terminated upon the offering. Going forward, we have not yet determined our compensation policies for directors, but we anticipate compensating our directors with a combination of cash and stock awards.

PRINCIPAL STOCKHOLDERS

The following table shows information about the beneficial ownership of our common stock, as of               , 2013, by:

  •
  each person known by us to beneficially own 5% or more of our outstanding common stock;

  •
  each of our directors and executive officers; and

  •
  all of our directors and executive officers as a group.

For further information regarding material transactions between us and certain of our stockholders, see "Certain Relationships and Related Party Transactions."

The numbers listed below are based on               shares of our common stock outstanding as of                      , 2013, after giving effect to the Distribution Transactions. The Distribution Transactions are based upon an initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and gives effect to the                      -for-1 stock split of our common stock, which will be effected prior to the completion of this offering. The amount of common stock distributed to each member of Zoe's Investors of the total               shares of our common stock held by Zoe's Investors is subject to change based on any changes to the initial public offering price and the date of the pricing of this offering.

Upon the completion of this offering, Brentwood will own approximately          % of our common stock, or          % if the underwriters' option to purchase additional shares of our common stock is exercised in full. As a result, we expect to be a "controlled company" within the meaning of the corporate governance rules of the                                             .

Unless otherwise indicated, the address of each individual listed in this table is c/o Zoe's Kitchen, Inc., 5700 Granite Parkway, Granite Park Building #2 Suite 455, Plano, Texas 75024.

	Common stock owned before the offering		Common stock owned after the offering (no option exercise)		Common stock owned after the offering (full option exercise)
Name and Address of Beneficial Owner(1)	Number	Percentage	Number	Percentage	Number	Percentage
Greater than 5%:
Brentwood Associates and related funds(2)
Greg Dollarhyde and related entities(3)
Jemison Investment Company(4)
John Cassimus(5)
Executive Officers and Directors:
Kevin Miles(6)
Jason Morgan(7)
Jeremy Hartley(8)
Allyn Taylor(9)
Rachel Phillips-Luther(10)
James Besch(11)
Greg Dollarhyde(3)
William Barnum, Jr.
Anthony Choe
Rahul Aggarwal
Executive Officers and Directors as a Group (10 persons)(12)

*
Less than 1%

(1)
A "beneficial owner" of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•
voting power which includes the power to vote, or to direct the voting of, such security; and/or

•
investment power which includes the power to dispose, or to direct the disposition of, such security.

Unless otherwise indicated, each person named in the table above has sole voting and investment power, or shares voting and investment power with his spouse (as applicable), with respect to all shares of stock listed as owned by that person. Shares issuable upon the exercise of options exercisable on,                      2013 or within 60 days thereafter are considered outstanding and to be beneficially owned by the person holding such options for the purpose of computing such person's percentage beneficial ownership, but are not deemed outstanding for the purposes of computing the percentage of beneficial ownership of any other person. The address of our executive officers is 5700 Granite Parkway, Granite Park Building #2, Suite 455, Plano, Texas 75024.

(2)
Includes shares held by Brentwood Associates Private Equity IV, L.P. and                      . The address of the Brentwood Associates entities is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025.

(3)
Includes                shares of common stock held by Greg Dollarhyde and                shares of common stock held by Dollarhyde Investment Group I, LLC c/o Greg Dollarhyde.

(4)
Includes                shares of common stock held by Jem-ZK, LLC.

(5)
Includes                shares of common stock held by John Cassimus and                shares of common stock held by John S. Fischer, as trustee of the Cassimus Family Trust c/o John Cassimus.

(6)
Includes               shares of common stock that can be acquired upon the exercise of outstanding options.

(7)
Includes               shares of common stock that can be acquired upon the exercise of outstanding options.

(8)
Includes               shares of common stock that can be acquired upon the exercise of outstanding options.

(9)
Includes               shares of common stock that can be acquired upon the exercise of outstanding options.

(10)
Includes               shares of common stock that can be acquired upon the exercise of outstanding options.

(11)
Includes               shares of common stock that can be acquired upon the exercise of outstanding options.

(12)
Includes our current directors (5 persons) and our current executive officers (6 persons).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Corporate Development and Administrative Services Agreement

On October 31, 2007, Zoe's Investors, LLC entered into a Corporate Development and Administrative Services Agreement with Brentwood Private Equity IV, LLC, an owner of membership interests in Zoe's Investors, LLC, our sole shareholder. Under the terms of the agreement, Brentwood provides assistance in the corporate development activities and our business growth efforts. As consideration for services provided, we will provide reimbursement for business expenses related to performance of this agreement and an annual consulting fee, capped at $300,000, based on Adjusted EBITDA as defined in the agreement. During the years ended December 31, 2012 and December 26, 2011, we expensed $193,850 and $155,000, respectively, related to this agreement.

Consulting Agreement

On March 22, 2011, Zoe's Kitchen, Inc. entered into the Second Amended and Restated Consulting Agreement with Greg Dollarhyde. Under the terms of the agreement, Mr. Dollarhyde shall serve as the Chairman of the Board of Directors of Zoe's Kitchen, Inc., as well as provide assistance and advice to Zoe's Kitchen, Inc. for a minimum of five business days per quarter per year for a fee of $100,000 per year, payable quarterly, plus all reasonable and necessary travel and related expenses.

Registration Rights Agreement

Pursuant to the terms of a Registration Rights Agreement among ourselves, Zoe's Investors, LLC (our sole shareholder) and certain holders of stock in Zoe's Investors, LLC, including Brentwood, certain holders of our stock are entitled to demand and piggyback rights in relation to their holdings of our shares. The stockholders who are a party to the Registration Rights Agreement will hold an aggregate of               shares, or          %, of our equity interests upon completion of this offering.

Demand Registrations

Under the Registration Rights Agreement, Brentwood is able to require us to use our best efforts to file a registration statement under the Securities Act ("Demand Registration"), and we are required to notify holders of such registrable securities in the event of such request (a "Demand Registration Request"). Brentwood can issue unlimited Demand Registration Requests. All eligible holders will be entitled to participate in any Demand Registration upon proper notice to us. We have certain limited rights to delay or postpone such registration.

Piggyback Registrations

Under the Registration Rights Agreement, if at any time we propose or are required to register any of our equity securities under the Securities Act (other than a Demand Registration, a merger or acquisition or pursuant to an employee benefit or dividend reinvestment plan), we will be required to notify each eligible holder of its right to participate in such registration (a "Piggyback Registration"). We have the right to terminate or postpone any registration statement in which eligible holders have elected to exercise Piggyback Registration rights.

Expenses of Registration

We are required to bear the registration expenses (other than underwriting discounts) incident to any registration in accordance with the Registration Rights Agreement, including the reasonable fees of counsel chosen by Brentwood (if Brentwood holds any registrable securities included in the registration) or by the holders of a majority of the registrable securities included in the registration.

Indemnification

Under the Registration Rights Agreement, we must, subject to certain limitations, indemnify each holder of our registrable securities and its officers, managers, managing members and directors, and each person controlling such holder against all losses, claims, actions, damages, liabilities and expenses in certain circumstances and to pay any expenses reasonably incurred in connection with investigating and defending such losses claims, actions, damages, liabilities and expenses, except insofar as the same are caused by or contained in any information furnished in writing to us by such holder expressly for use therein.

Indemnification Agreements

We expect to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

Procedures for Approval of Related Party Transactions

We do not currently have a formal written policy or procedures for the review and approval of related party transactions. However, all related party transactions are currently reviewed and approved by a disinterested majority of our Board of Directors.

Our Board of Directors will adopt a written related person transaction policy, effective upon the closing of this offering, which sets forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will be administrated by our Audit Committee. These policies will provide that, in determining whether or not to recommend the initial approval or ratification of a related party transaction, the relevant facts and circumstances available shall be considered, including, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our amended and restated certificate of incorporation, our amended and restated bylaws and the provisions of applicable law. Copies of our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

General

Upon the closing of this offering, the total amount of our authorized capital stock will consist of               shares of common stock, par value $               per share and               shares of undesignated preferred stock. As of October 7, 2013, we had 100 shares of common stock, par value $0.01, outstanding.

After giving effect to this offering, we will have                    shares of common stock and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of October 7, 2013, there was one stockholder of record of our common stock, Zoe's Investors. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our common stock is neither convertible nor redeemable. Unless our Board of Directors determines otherwise, we will issue all of our capital stock in uncertificated form.

Preferred Stock

We do not have any shares of preferred stock outstanding. Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"). The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our Company.

Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders' meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our amended and restated certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. See "Dividend Policy." These rights are subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.

Other Rights

Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. This offering is not subject to pre-emptive rights.

Liquidation Rights

If our company is involved in a consolidation, merger, recapitalization, reorganization, voluntary or involuntary liquidation, dissolution or winding up of our affairs, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor.

Action by Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once Brentwood ceases to beneficially own more than 50% of our outstanding shares. Our amended and restated certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies or, until the date that Brentwood ceases to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting.

In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder's intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Classified Board

Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Removal of Directors

Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast until Brentwood ceases to beneficially own more than 50% of our outstanding shares. After such time, directors may only be removed from office only for cause and only upon the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation's certificate of incorporation or bylaws is required to approve such amendment, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be further amended, altered, changed or repealed by a majority vote of our Board of Directors, provided that, in addition to any other vote otherwise required by law, after the date on which Brentwood ceases to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock will be required to amend, alter, change or repeal our amended and restated bylaws. Additionally, after the date on which Brentwood ceases to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our amended and restated certificate of incorporation. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an "interested stockholder" and may not engage in certain "business combinations" with the corporation for a period of three years from the time such person acquired 15% or more of the corporation's voting stock, unless: (1) the Board of Directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the Board of Directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our amended and restated certificate of incorporation, we will opt out of Section 203 of the DGCL and will therefore not be subject to Section 203.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Brentwood or any of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Brentwood, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither Brentwood, nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Registration Rights

See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be               . Its address is               .

Listing

We will apply for listing of our common stock on the               under the trading symbol "               ."

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and impair our ability to raise equity capital in the future. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Upon completion of this offering, we will have                             shares of common stock outstanding. Of these shares of common stock, the                              shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of ours, as that term is defined in Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                             shares of common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market (after the expiration of the lock-up agreements described below) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

As a result of the lock-up agreements described below and the provisions of Rules 144 and Rule 701 promulgated under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows:

  •
  no shares will be eligible for sale on the date of this prospectus; and

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  shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus, subject to certain exceptions.

Rule 144

In general, under Rule 144, as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-

month period a number of shares of common stock that does not exceed the greater of either of the following:

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  1% of the number of shares of our common stock then outstanding, which will equal approximately                             shares immediately after this offering, based on the number of shares of our common stock outstanding as of               ; or

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  the average weekly trading volume of our common stock on the                              during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our" restricted securities" have entered into lock-up agreements as referenced above and their "restricted securities" will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, and subject to expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date (subject to the lock-up agreements referred to below, as applicable), are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our existing option plan and the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

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  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act; or

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  otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially; or

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  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Piper Jaffray & Co.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. For additional information, see "Underwriting."

Registration Rights

Upon completion of this offering, the holders of an aggregate of               shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period, with respect to certain of the shares, described under "Underwriting" in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement" for more information.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS

Overview

The following is a general summary of certain U.S. federal income and estate tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our common stock. This summary deals only with shares of common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not any of the following:

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  an individual who is a citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  any entity or arrangement treated as a partnership for U.S. federal income tax purposes;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your own tax advisors.

This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury regulations, rulings and other administrative pronouncements and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

This summary does not address all aspects of U.S. federal income and estate taxation, does not address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 and does not deal with the alternative minimum tax or other federal taxes (such as gift tax) or with foreign, state or local tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate or U.S. expatriated entity, a financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, a "controlled foreign corporation," a "passive foreign investment company," an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service (the "IRS") regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income and estate tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

In general, cash distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.

As discussed under "Dividend Policy" above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8 ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person. A corporate non-U.S. holder may be subject to an additional "branch profits tax" on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a U.S. trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable income tax treaty rate, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person and is eligible for treaty benefits of a reduction in the rate of, or exemption from, withholding on dividends, or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below of backup withholding and the FATCA legislation, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

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  the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or a fixed base of the non-U.S. holder);

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  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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  we are or have been a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the "applicable period").

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to a branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale or other taxable disposition, which may be offset by certain U.S. source capital losses, even though the individual is not considered a resident of the United States.

With respect to the third bullet point above, we believe we are not and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain only if such non-U.S. holder actually or constructively owned more than five percent of our outstanding common stock at some time during the applicable period. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

The amount of dividends paid to each non-U.S. holder, and any tax withheld with respect to such dividends will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a U.S. person, and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

Legislation enacted in 2010, known as the "FATCA" legislation, generally will impose a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock paid to a "foreign financial institution" (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a sale or other disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the applicable withholding agent either with (i) a certification identifying any substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of some entities) or (ii) a certification that the entity does not have any substantial U.S. owners. The United States and other governments may enter into intergovernmental agreements that modify or supplement these rules. Under final Treasury regulations and related guidance, this legislation only applies to payments of dividends made after June 30, 2014 and payments of gross proceeds made after December 31, 2016. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our common stock.

U.S. Federal Estate Tax

Shares of our common stock that are owned (or deemed to be owned) at the time of death by a non-U.S. holder who is an individual will be includable in such non-U.S. holder's taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                             , 2014, among us, Jefferies LLC and Piper Jaffray & Co., as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Jefferies LLC
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $               per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $               per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $               . We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $               , incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock approved for listing on the                             under the trading symbol "                             ."

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                             shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act; or

  •
  otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially; or

  •
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Piper Jaffray & Co.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC and Piper Jaffray & Co. may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

"Naked" short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of the shares of common stock by it will be made on the same terms.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive; to legal entities which are qualified investors as defined under the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer common shares to the public" in relation to the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a "relevant person").

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong ("CO") or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  •
  where no consideration is or will be given for the transfer;

  •
  where the transfer is by operation of law;

  •
  as specified in Section 276(7) of the SFA; or

  •
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Australia

This prospectus is not a disclosure document for the purposes of Australia's Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

  •
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  •
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  •
  a person associated with the Company under section 708(12) of the Corporations Act; or

  •
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York will pass upon the validity of the common stock offered hereby on our behalf. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2012 and December 26, 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. Such periodic and current reports, proxy statements and other information will be available to the public on the SEC's website at www.sec.gov and free of charge through our website at www.zoeskitchen.com. To receive copies of public records not posted to the SEC's website at prescribed rates, you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Please note that our website address is provided as an inactive textual reference only. The information contained on, or accessible through, our website is not part of this prospectus and is therefore not incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Zoe's Kitchen, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Zoe's Kitchen, Inc. and its subsidiaries at December 31, 2012 and December 26, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
December 27, 2013

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (IN U.S. DOLLARS)
DECEMBER 31, 2012 AND DECEMBER 26, 2011

	2012	2011
Assets
Current assets
Cash and cash equivalents	$2,450,026	$807,034
Trade accounts receivable, net of allowance for doubtful accounts of $8,586 and $974 at December 31, 2012 and December 26, 2011, respectively	394,834	468,578
Other accounts receivable	1,057,617	379,917
Inventory	655,904	438,272
Prepaid expenses and other	612,848	556,695

Total current assets	5,171,229	2,650,496

Property and equipment, net	48,214,939	31,471,901
Goodwill	23,334,129	21,150,544
Intangibles, net	12,807,427	11,030,038
Loan costs, net	955,941	500,425
Deposits	232,564	133,131

Total long-term assets	85,545,000	64,286,039

Total assets	$90,716,229	$66,936,535

Liabilities and Stockholder's Equity
Current liabilities
Current maturities of long-term debt	$1,250,000	$373,267
Accounts payable	3,893,707	1,918,470
Accrued expenses and other	3,755,551	2,629,542
Unearned franchise start-up fees	40,000	65,000

Total current liabilities	8,939,258	4,986,279

Long-term liabilities
Long-term debt	25,437,500	11,626,733
Deemed landlord financing	11,186,674	6,804,000
Deferred rent	4,768,512	3,525,220
Deferred income taxes	2,837,394	2,257,869
Residual value obligations, net	326,724	224,061
Unearned franchise fees	—	165,000

Total long-term liabilities	44,556,804	24,602,883

Total liabilities	53,496,062	29,589,162

Commitments and Contingencies (Note 12)
Stockholder's equity
Common stock, $0.01 par value, 100 shares authorized, issued, and outstanding	1	1
Additional paid-in capital	45,126,071	45,000,382
Accumulated deficit	(7,905,905)	(7,653,010)

Total stockholder's equity	37,220,167	37,347,373

Total liabilities and stockholder's equity	$90,716,229	$66,936,535

The accompanying notes are an integral part of these consolidated financial statements.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (IN U.S. DOLLARS)
YEARS ENDED DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010

	2012		2011	2010
Revenue
Restaurant sales		$78,966,267	$49,193,143	$31,497,230
Royalty fees		677,309	933,626	720,396
Franchise fees		80,000	50,000	90,000

Total revenue		79,723,576	50,176,769	32,307,626

Restaurant operating costs
Cost of sales		25,845,024	15,755,615	10,405,549
Labor		21,566,822	13,423,612	8,587,136
Store operating expenses		14,609,542	9,595,941	5,975,473
General and administrative expenses		8,969,017	6,383,884	5,343,942
Depreciation		3,779,363	2,840,418	1,804,768
Amortization		1,091,123	585,495	556,906
Pre-opening costs		916,718	805,514	544,206
Loss (gain) from disposal of equipment		240,006	(3,695)	288,753

Total operating expenses		77,017,615	49,386,784	33,506,733

Income (loss) from operations		2,705,961	789,985	(1,199,107)
Other expenses
Interest expense, net		2,337,116	1,247,799	719,571
Bargain purchase gain from acquisition		—	(541,206)	—

Total other expenses		2,337,116	706,593	719,571

Income (loss) before provision for income taxes		368,845	83,392	(1,918,678)
Provision for income taxes		621,740	110,317	553,660

Net loss		$(252,895)	$(26,925)	$(2,472,338)

Net loss per share, basic and diluted		$(2,529)	$(269)	$(24,723)
Weighted average shares outstanding, basic and diluted		100	100	100
Unaudited pro forma net loss per share (Note 14):
Net loss per share, basic and diluted	$
Weighted average shares, basic and diluted

The accompanying notes are an integral part of these consolidated financial statements.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (IN U.S. DOLLARS)
YEARS ENDED DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at December 28, 2009	$1	$44,517,142	$(5,153,747)	$39,363,396
Equity-based compensation	—	293,278	—	293,278
Net loss	—	—	(2,472,338)	(2,472,338)

Balances at December 27, 2010	1	44,810,420	(7,626,085)	37,184,336
Equity-based compensation	—	189,962	—	189,962
Net loss	—	—	(26,925)	(26,925)

Balances at December 26, 2011	1	45,000,382	(7,653,010)	37,347,373
Equity-based compensation	—	125,689	—	125,689
Net loss	—	—	(252,895)	(252,895)

Balances at December 31, 2012	$1	$45,126,071	$(7,905,905)	$37,220,167

The accompanying notes are an integral part of these consolidated financial statements.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STATEMENTS OF CASH FLOWS (IN U.S. DOLLARS)
YEARS ENDED DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010

	2012	2011	2010
Cash flows from operating activities
Net loss	$(252,895)	$(26,925)	$(2,472,338)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	3,779,363	2,840,418	1,804,768
Amortization of intangible assets	1,091,123	585,495	556,906
Equity-based compensation	125,689	189,962	293,278
Deferred income taxes	546,740	89,317	546,242
Amortization of loan costs	120,278	104,448	103,470
Bad debt expense	12,539	4,616	1,665
Loss (gain) from disposal of equipment	240,006	(3,695)	288,753
Bargain purchase gain from acquisition	—	(541,206)	—
Accretion of deemed landlord financing	114,154	120,042	30,464
Changes in operating assets and liabilities
Trade accounts receivable	66,142	(296,249)	(55,116)
Other accounts receivable	(677,700)	(367,931)	579,947
Inventory	(179,326)	(150,220)	(73,782)
Prepaid expenses and other	(120,580)	(291,406)	(178,447)
Accounts payable	1,032,983	(65,572)	756,344
Accrued expenses and other	844,125	1,033,996	563,163
Deferred rent	1,243,292	1,513,946	980,158
Unearned franchise start-up fees	(190,000)	25,000	55,000

Net cash provided by operating activities	7,795,933	4,764,036	3,780,475

Cash flows from investing activities
Purchase of property and equipment	(15,462,285)	(10,958,842)	(8,028,251)
Acquisition purchase price, net of cash acquired	(5,834,238)	(2,574,481)	—
Proceeds from sale of property and equipment	13,356	14,640	—

Net cash used in investing activities	(21,283,167)	(13,518,683)	(8,028,251)

Cash flows from financing activities
Proceeds from line of credit	15,373,267	7,900,000	3,250,000
Payments on long-term debt	(685,767)	—	(2,133)
Proceeds from deemed landlord financing	1,018,520	97,615	248,785
Payments on capital lease obligations	—	—	(28,426)
Payment of loan acquisition fees	(575,794)	(397,933)	—

Net cash provided by financing activities	15,130,226	7,599,682	3,468,226

Net change in cash and cash equivalents	1,642,992	(1,154,965)	(779,550)
Cash and cash equivalents
Beginning of year	807,034	1,961,999	2,741,549

End of year	$2,450,026	$807,034	$1,961,999

Supplemental disclosure of cash flow information
Cash paid for interest related to long-term debt	$1,228,554	$400,775	$167,761
Cash paid for interest related to deemed landlord financing	980,930	645,054	451,536
Non-cash residual value lease obligations	102,663	67,507	92,469
Non-cash deemed landlord financing	3,250,000	2,200,000	1,100,000
Non-cash purchases of property and equipment	1,242,569	139,148	242,028

The accompanying notes are an integral part of these consolidated financial statements.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Zoe's Kitchen, Inc., incorporated in the State of Delaware on October 24, 2007, entered into a Membership Interest Purchase Agreement with the members of Zoe's Kitchen USA, LLC (the "Acquired Company"), on October 31, 2007, to acquire 100% of the issued and outstanding membership interests of the Acquired Company (the "2007 Purchase"). In connection with the application of purchase accounting, we recorded goodwill on our financial statements of approximately $21.2 million and other identifiable intangibles of approximately $10.9 million at the date of the acquisition.

Zoe's Kitchen, Inc. primarily develops and operates fast-casual restaurants through our subsidiaries. As of December 31, 2012 and December 26, 2011 we operated 67 and 48 company-owned restaurants, respectively.

In addition to our company-owned restaurants, we grant licenses (franchises) to qualified franchisees to construct and operate Zoës Kitchen restaurants within specified protected areas throughout the United States. As of December 31, 2012 and December 26, 2011, there were eight and nine franchised restaurants, respectively. The licensing agreements grant franchisees the right to use the Zoës Kitchen service mark and our comprehensive system ("the System") for the development and operation of Zoës Kitchen. The System includes our trade name, building design and layouts, equipment, ingredients, recipes and other specifications for authorized food products, methods of control, and certain operational and business standards and policies pursuant to the franchise agreement. In consideration for the granting of these licenses, we receive initial franchise fees for each Zoës Kitchen location opened and, in addition, receive monthly royalties based on the gross revenues generated per restaurant.

Principles of Consolidation

The consolidated financial statements include the accounts of Zoë's Kitchen, Inc. and its wholly owned subsidiaries, Zoe's Kitchen USA, LLC and Soho Franchising, LLC. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements presented herein reflect our financial position, results of operations, cash flows and changes in equity in conformity with accounting principles generally accepted in the United States or "GAAP".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as valuation of long-lived, definite and indefinite-lived assets, estimated useful lives of assets, the reasonably assured lease terms of operating leases, the construction costs of leases where the Company is considered the owner during and after the construction period, allowance for doubtful accounts, the fair value of equity-based compensation, and deferred tax valuation allowances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

We operate on a 52- or 53-week fiscal year that ends on the last Monday of the calendar year. All fiscal years presented herein consist of 52 weeks, with the exception of the fiscal year ended December 31, 2012, which consists of 53 weeks.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Segment Information

We have determined that we have one operating segment, and therefore one reportable segment. Our chief operating decision maker ("CODM") is our Chief Executive Officer; our CODM reviews financial performance and allocates resources at a consolidated level on a recurring basis. All of our revenues are derived in the United States of America. All of our assets are located in the United States of America.

Revenue Recognition — Restaurant Sales

We recognize revenue when food and beverage products are sold. Revenue is reported net of sales tax collected from customers, and remitted to government taxing authorities. We sell gift cards which do not have an expiration date. In addition, we do not deduct non-usage fees from outstanding gift card balances. Gift card revenue is recognized when the gift card is redeemed by the customer or when it is determined that the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to the relevant jurisdiction. We did not recognize any revenue from gift card breakage for the years ended December 31, 2012, December 26, 2011 and December 27, 2010.

Franchise Fee and Royalty Accounting

We recognize franchise fee revenues when substantial performance of all franchisor obligations has been achieved. Substantial performance is achieved when the following conditions have been met: 1) we have no remaining obligation or intent to refund any cash or to forgive any unpaid notes or receivables from franchisees; 2) we have performed substantially all of the initial services required by the license agreement; and 3) we have met all other material conditions or obligations. The commencement of operations by the franchisee indicates substantial performance has occurred. If substantial performance of our obligations has not been completed, recognition as revenue of such amounts received is deferred until all material services or conditions have been satisfied by us. In addition, monthly royalties are recognized as revenue when earned. As of December 31, 2012 and December 26, 2011, accounts receivable included approximately $0.09 million and $0.08 million, respectively, of amounts due from franchisees for monthly royalties.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

During the year, cash balances may exceed the federally insured limits at the banks where we maintain our deposits. We do not believe we are exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

Trade accounts receivable, net of allowance for doubtful accounts consists primarily of receivables from catering on-account sales, credit card sales receivables and royalty fees receivables. Other accounts receivable consists primarily of tenant allowances due from landlords. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, and once these receivables are determined to be uncollectible, they are written off either against an existing allowance account or as a direct charge to

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

the consolidated statement of operations. The table below shows the changes in our allowance for doubtful accounts balance:

	2012	2011	2010
Beginning allowance	$974	$2,170	$1,062
Bad debt expense	12,539	4,616	1,665
Write offs	(4,927)	(5,812)	(557)

Ending allowance	$8,586	$974	$2,170

Inventory

Inventory consists primarily of food, beverage, and paper products. All inventories are recorded at the lower of cost as determined on a first-in, first-out (FIFO) method, or market.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for improvements and renewals that extend the useful lives are capitalized. Upon sale, retirement, or other disposition of these assets, the costs and related accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is included in our consolidated statement of operations. Maintenance and repair costs are expensed as incurred. Depreciation is calculated using the straight-line method based on the following estimated lives:

Building under deemed landlord financing	39 years
Leasehold Improvements	7 - 20 years
Automotive Equipment	4 - 5 years
Computer Equipment	3 - 5 years
Machinery and Equipment	5 years
Furniture and Fixtures	7 years

Leasehold improvements are depreciated over the shorter of the lease term of the respective leases or the estimated useful life of the asset.

Goodwill

Goodwill represents the excess of the cost of the business acquired over the fair value of its net assets at the date of acquisition. We account for goodwill under ASC 350, which requires that goodwill and indefinite lived intangible assets are not amortized but tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. For purposes of applying ASC 350, we have identified a single reporting unit, as that term is defined in ASC 350, to which goodwill is attributable.

We prepared our annual impairment testing of Goodwill effective December 31, 2012. The fair value of our reporting unit was estimated primarily using the expected present value of future cash flows, using estimates, judgments and assumptions that management believes were appropriate in the circumstances.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Management also considered market multiples of publicly traded restaurant companies. The estimates and judgments that most significantly affect the fair value calculation are assumptions related to revenue growth, discount rate, and comparable entity market trading multiples.

Trade Name

A trade name is considered to be an important element associated with the sales appeal of certain products and services. The trade name distinguishes goods and services from competitors, indicates the source of the goods and services, and serves as an indication of the quality of the product. Our trade name consists of various protected words, symbols, and designs that help identify our products and services such as the "Zoës Kitchen" trademark. This capitalized cost is being amortized on a straight-line basis over an estimated useful life of 20 years.

Franchise Agreements

The fair value of the then existing franchise agreements was capitalized in connection with the 2007 Purchase. The capitalized amount is amortized on a straight-line basis over the estimated useful life of 19 years.

We acquired three restaurants in Houston, Texas from one of our franchisees in December 2011. A franchise agreement intangible asset had been recorded in connection with the 2007 Purchase for one of the restaurants. We wrote off the franchise agreement intangible asset related to the restaurant in the amount of $0.2 million as a component of the bargain purchase gain associated with the franchise acquisition. See Notes 2 and 5.

Favorable Leases

A leasehold interest represents the future lease obligations under the in-place contractual lease terms that are either above or below market value. The value of acquired leases that were determined to be favorable to market rents as of the 2007 Purchase was capitalized and is being amortized on a straight-line basis over the remaining lease term from the date of acquisition, approximately seven years.

Reacquired Rights

Reacquired rights intangible assets arise from our 2012 acquisition of three South Carolina franchise restaurants and our 2011 acquisition of three Houston, Texas franchise restaurants. We are amortizing these reacquired rights on a straight-line basis over the remaining terms of the original franchise agreements, which ranged from five to nine years for the South Carolina franchise restaurants and five to seven years for the Houston franchise restaurants.

Impairment of Long-Lived Assets

We evaluate impairment of long-lived assets whenever events or changes in circumstances indicate that the net carrying amounts may not be recoverable. We compare estimated undiscounted cash flows from operating activities to the carrying value of related assets for the individual restaurants. If the sum of the estimated undiscounted cash flows is less than the carrying value, an impairment loss would be recognized for the difference between the carrying value and the estimated fair value of the assets based on the discounted future cash flows of the assets using a rate that approximates our weighted average cost of capital.

We recognized no impairment losses during the years ended December 31, 2012, December 26, 2011 and December 27, 2010.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Unearned Franchise Fees

Amounts received from the sales of franchise licenses are deferred until all material contractual services or conditions relating to the sale of the franchise licenses have been substantially performed by us. The commencement of operations by the franchisee is presumed to be the earliest point at which substantial performance has occurred, unless it can be demonstrated that substantial performance of all franchisor obligations has occurred before that time. Unearned franchise fee activity consisted of the following:

December 27, 2010	$205,000
Fees Collected	75,000
Fees Earned	(50,000)

December 26, 2011	$230,000
Fees Collected	40,000
Fees Earned	(80,000)
Fees Repaid (See Note 2)	(150,000)

December 31, 2012	$40,000

Loan Costs

Loan costs are amortized on a straight-line basis over the remaining life of the debt as a component of interest expense. GAAP requires that the effective yield method be used to amortize loan financing costs; however, the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method. At December 31, 2012 and December 26, 2011 loan costs were $1.0 million and $0.5 million, net of accumulated amortization of $0.5 million, and $0.4 million, respectively.

Sales Taxes

Sales taxes are imposed by state, county, and city governmental authorities, collected from customers and remitted to the appropriate governmental agency. Our accounting policy is to record the sales taxes collected as a liability on our books and then remove the liability when the sales tax is remitted. There is no impact on the Consolidated Statement of Operations as revenues are recorded net of sales tax.

Deferred Rent

Certain leases contain annual escalation clauses based on fixed escalation terms. The excess of cumulative rent expense (recognized on the straight-line basis) over cumulative rent payments made on leases with fixed escalation terms is recognized as deferred rent liability in the accompanying balance sheets. Also included in deferred rent are tenant improvements that we commonly negotiate when opening new restaurants to help fund the build-out costs. These costs typically include general construction to alter the layout of the restaurant, leasehold improvements, furniture and fixtures, equipment, and other miscellaneous items. When we are the beneficiary of each of the improvements, we capitalize the assets and record a deferred liability for the amount of cash received from the landlord, which is amortized on a straight-line basis over the lease term as defined below. If the landlord is deemed to be the owner of leasehold improvements purchased with such allowances, neither an asset nor a liability is recorded by us. The amortization of the deferred liability related to these tenant improvements is recorded as a reduction of rent expense. Tenant improvement allowances, net of amortization, totaled $2.1 million and $2.0 million as

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

of December 31, 2012 and December 26, 2011, respectively. For leases where we are considered to be the owner of the construction project and receive tenant improvement allowances, we record these amounts received as a component of the deemed landlord financing liability. See Note 10.

Lease term is determined at lease inception and includes the initial term of the lease plus any renewal periods that are reasonably assured to occur. The lease term begins when we have the right to control the use of the property.

Additionally, certain of our operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. We recognize contingent rent expense provided the achievement of that target is considered probable.

Advertising Costs

Advertising costs are expensed as incurred and are included in general and administrative and store operating expenses on the consolidated statement of operations. Advertising costs for December 31, 2012, December 26, 2011 and December 27, 2010 were $0.01 million, $0.03 million and $0.07 million, respectively.

Pre-opening Costs

Pre-opening costs primarily consist of new employee training, food giveaways, relocation, marketing, and payroll expenses incurred in connection with new restaurant openings and are expensed as incurred. For the years ended December 31, 2012, December 26, 2011 and December 27, 2010, pre-opening costs were $0.9 million, $0.8 million and $0.5 million, respectively.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, which include accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities. The carrying amount of our long-term debt approximates its fair value due to the recent timing of our refinancing of this debt (see Note 7) and the variable component of the interest rate.

Income Taxes

We use the liability method of accounting for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under this method, a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences between the financial statement basis and the tax basis of assets and liabilities as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of the change. We and our subsidiaries file a consolidated federal income tax return.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We assess the income tax position and record the liabilities for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting date.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss is the

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

same as net loss for all periods presented. Therefore, a separate statement of comprehensive loss is not included in the accompanying consolidated financial statements.

Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Basic net loss per share is calculated by dividing net loss by the weighted average shares outstanding during the period, without consideration of common stock equivalents. Diluted net loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method.

In December 2013, the Company's Board of Directors authorized the management of the Company to file a registration statement with the Securities and Exchange Commission ("SEC") for the Company to sell shares of its common stock to the public. If the contemplated offering is completed, we will distribute all of our shares of our common stock held by our parent, Zoe's Investors, LLC (Zoe's Investors), to its existing members in accordance with the units held by each member and pursuant to the terms of Zoe's Investors LLC Agreement. The distribution of shares of our common stock held by Zoe's Investors to its members will be conducted in the following manner: (i) shares of our common stock to holders of Class C Units in respect of such holders' unreturned capital investment; (ii) shares of our common stock to holders of Class C Units in respect of the unpaid yield on such units; (iii) shares of our common stock to holders of Class A Units in respect of such holders' unreturned capital investment; (iv) shares of our common stock to holders of Class A Units in respect of the unpaid yield on such units; and (v) shares of our common stock to holders of Class A Units, Class B Units and Class C Units on a pro rata basis; provided, however, that pursuant to this clause (v), the holders of Class B Units will participate only after a total of                             shares of our common stock have been distributed to the holders of Class A Units and Class C Units pursuant to this clause (v); the foregoing distribution is, based upon an assumed initial public offering price of $               per share (the midpoint of the initial public offering range); the actual number of shares of common stock to be issued to each holder of units of Zoe's Investors in such distribution is subject to change based on any changes to the initial public offering price and the date of the pricing of this offering. The calculations for the unaudited pro forma basic and diluted net income (loss) per shares gives effect to the distribution of all of our shares of our common stock held by Zoe's Investors to its existing members as outlined above, upon the closing of a qualified initial public offering, as if the distribution had occurred at the beginning of the period or issuance date, if later.

Variable Interest Entities

In accordance with ASC 810, Consolidation, we apply the guidance related to variable interest entities ("VIE"), which defines the process for how an enterprise determines which party consolidates a VIE as primarily a qualitative analysis. The enterprise that consolidates the VIE (the primary beneficiary) is defined as the enterprise with (1) the power to direct activities of the VIE that most significantly affect the VIE's economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. We do not possess any ownership interests in franchise entities or other affiliates. The franchise agreements are designed to provide the franchisee with key decision-making ability to enable it to oversee its operations and to have a significant impact on the success of the franchise, while our decision-making rights are related to protecting our brand. Based upon our analysis of all the relevant facts and considerations of the franchise entities and other affiliates, we have concluded that these entities are not variable interest entities and they have not been consolidated as of the fiscal year ended December 31, 2012 or fiscal year ended December 26, 2011.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards

Effective January 1, 2013, we will adopt Accounting Standards Update ("ASU") No. 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." The adoption of ASU 2013-01 is not expected to have a significant impact on our consolidated financial position or results of operations.

Effective December 31, 2012, we adopted ASU No. 2012-02 "Testing Indefinite-Lived Intangible Assets for Impairment." ASU 2012-02 simplifies how entities test indefinite-lived intangible assets for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. The adoption of ASU 2012-02 did not have a significant impact on our consolidated financial position or results of operations.

Effective January 1, 2012, we adopted ASU No. 2011-05, "Presentation of Comprehensive Income." The adoption of ASU 2011-05 concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

Effective January 1, 2012, we adopted ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards." The adoption of ASU 2011-04 did not have a significant impact on our consolidated financial position or results of operations.

2. Business Combination

On August 6, 2012, we acquired three South Carolina franchise restaurants for $5.8 million in cash. Simultaneous to the acquisition, we repaid $0.2 million to the South Carolina franchisee, which resulted in a decrease our unearned franchise fees. As a result of this acquisition, we gained control of the three restaurants and expanded our operations into South Carolina. The acquired restaurants contributed revenues of approximately $1.9 million from the date of acquisition to December 31, 2012. The pro forma impact of the acquisition is not presented, as it is not considered material to our consolidated financial statements.

Goodwill recorded in connection to the acquisition was attributable to synergies expected to arise from cost saving opportunities as well as future expected cash flows. The allocation of the purchase price to the estimated fair value of the assets acquired and liabilities assumed at the acquisition date is as follows:

Cash	$2,400
Deposits	11,010
Accounts Receivable	4,937
Inventory	38,306
Property, plant and equipment	752,553
Prepaid rent	15,438
Reacquired rights	2,868,514
Goodwill	2,183,585
Accounts payable	(12,400)
Royalties payable	(27,705)

Total purchase price	$5,836,638

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

2. Business Combination (Continued)

On November 30, 2011, we acquired all three of our Houston franchise restaurants for $2.6 million in cash. Through the acquisition, we gained control of the three restaurants and we were able to expand our operations in the Houston market. The acquired restaurants contributed revenues of approximately $0.2 million from acquisition until December 26, 2011. The pro forma impact of the acquisition is not presented, as it is not considered material to our consolidated financial statements.

The allocation of the purchase price to the estimated fair value of the assets acquired and liabilities assumed at the acquisition date is as follows:

Cash	$2,400
Deposits	31,293
Inventory	28,500
Property, plant and equipment	1,044,200
Reacquired rights	2,626,497
Accounts payable	(2,500)
Royalties payable	(19,612)
Deferred tax liability	(436,550)

Net assets acquired	3,274,228
Bargain purchase gain	(697,347)

Total purchase price	$2,576,881

Since the fair value assigned to the net assets acquired exceeded the consideration paid, we recorded a $0.7 million bargain purchase gain. Also, in connection with the transaction, we wrote off the net franchise agreement intangible asset related to the purchase in the amount of $0.2 million, which created a net bargain purchase gain from acquisition of $0.5 million for the year ended December 26, 2011.

3. Property and Equipment

Property and equipment consists of the following at December 31, 2012 and December 26, 2011:

	2012	2011
Buildings under deemed landlord financing	$9,300,000	$6,050,000
Machinery and equipment	8,259,508	5,614,255
Furniture and fixtures	2,127,642	1,670,868
Automobiles	1,684,047	1,056,843
Leasehold improvements	31,657,143	20,871,260
Computer equipment	2,430,521	1,785,066
Construction in progress	2,688,544	1,047,293

Total Property and equipment, gross	58,147,405	38,095,585
Less: Accumulated depreciation	(9,932,466)	(6,623,684)

Total Property and equipment, net	$48,214,939	$31,471,901

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

3. Property and Equipment (Continued)

Depreciation expense was $3.8 million, $2.8 million and $1.8 million for the years ended December 31, 2012, December 26, 2011 and December 27, 2010, respectively.

As a result of the application of build-to-suit lease guidance contained in ASC 840, we have determined that we are the accounting owner of a total of 18 and 11 landlord shell buildings under deemed landlord financing as of December 31, 2012 and December 26, 2011, respectively. We have recorded these as buildings under deemed landlord financing in the table above. We capitalize the landlord's estimated construction costs of the shell building. See Note 10 for additional information.

We capitalize internal payroll and payroll related costs directly related to the successful development, design and construction of our new restaurants. Capitalized internal payroll costs were $0.06 million, $0.07 million and $0.06 million for the years ended December 31, 2012, December 26, 2011 and December 27, 2010, respectively.

We capitalize interest incurred on funds used to construct company-owned restaurants. We amortize over the estimated useful life of the related assets. Capitalized interest totaled $0.09 million, $0.08 million and $0.04 million for the years ended December 31, 2012, December 26, 2011 and December 27, 2010, respectively.

4. Goodwill

The following is a reconciliation of the beginning and ending balances of the Company's goodwill at December 31, 2012 and December 26, 2011:

	2012	2011
Beginning Balance	$21,150,544	$21,150,544
Acquisition of South Carolina Franchise	2,183,585	—

Ending Balance	$23,334,129	$21,150,544

We recorded no impairment charges during the years ended December 31, 2012, December 26, 2011 or December 27, 2010.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

5. Intangible Assets

Other intangible assets were acquired in connection with the transactions discussed in Note 1 and Note 2. These assets are summarized in the following table as of December 31, 2012 and December 26, 2011:

	2012
	Gross Carrying Amount	Accumulated Amortization	Net
Trade name	$10,000,000	$(2,583,333)	$7,416,667
Franchise agreements	643,859	(206,987)	436,872
Favorable leases	108,709	(76,469)	32,240
Reacquired rights	5,495,012	(573,364)	4,921,648

Total intangible assets	$16,247,580	$(3,440,153)	$12,807,427

	2011
	Gross Carrying Amount	Accumulated Amortization	Write-off (Note 1)	Net
Trade name	$10,000,000	$(2,083,333)	$—	$7,916,667
Franchise agreements	800,000	(175,435)	(156,141)	468,424
Favorable leases	108,709	(61,668)	—	47,041
Reacquired rights	2,626,497	(28,591)	—	2,597,906

Total intangible assets	$13,535,206	$(2,349,027)	$(156,141)	$11,030,038

Estimated amortization expense for the five succeeding years and the aggregate thereafter is:

	Trade name	Franchise Agreements	Favorable Leases	Reacquired Rights	Total
2013	$500,000	$31,552	$14,800	$821,717	$1,368,069
2014	500,000	31,552	14,800	821,717	1,368,069
2015	500,000	31,552	2,640	821,717	1,355,909
2016	500,000	31,552	—	821,717	1,353,269
2017	500,000	31,552	—	821,717	1,353,269
Thereafter	4,916,667	279,112	—	813,063	6,008,842

Total	$7,416,667	$436,872	$32,240	$4,921,648	$12,807,427

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

6. Accrued Expenses and Other

Accrued expenses consisted of the following:

	2012	2011
Accrued payroll and payroll taxes	$1,352,365	$1,188,221
Accrued capital purchases	620,862	324,398
Sales tax payable	552,147	272,208
Gift certificate payable	598,131	414,045
Other accrued expenses	632,046	430,670

Total accrued expenses and other	$3,755,551	$2,629,542

7. Bank Line of Credit and Term Loan

We have an existing credit agreement with a commercial finance company that includes a term loan and line of credit, which are collateralized by a first-priority interest in, among other things, our accounts receivable, general intangibles, inventory, equipment, and furniture and fixtures.

On June 20, 2012, we signed the Second Amendment to the credit agreement which was primarily executed to accommodate the purchase of the South Carolina franchise restaurants. As part of the Second Amendment, the existing credit facility increased to $25.0 million with incremental commitments of up to $5.0 million.

On November 30, 2012, we signed the Third Amendment to the credit agreement. The outstanding line of credit at the time of the amendment became part of the term loan and the total term loan balance increased to $25.0 million. In addition, the revolving line of credit was increased to $20.0 million with incremental commitments of up to $15.0 million. The maturity date for the term loan and the line of credit is November 29, 2017. We are required to make quarterly payments equal to 1.25% of the new term loan commitment amount on the last business day of each March, June, September and December beginning in December 31, 2012. The remaining balance will be repaid upon maturity. Under the Third Amendment, we are required to enter into a rate contract, within 90 days of the effective date of the amendment, providing protection against fluctuation in interest rates with respect to at least 50% of the principal amount of the term loan. As of December 31, 2012, we had not entered into any rate contracts, however in February 2013, in accordance with the Third Amendment, we entered into an interest rate cap agreement with an initial notional amount of $12.3 million. The notional amount amortizes commensurate with scheduled payments on the term loan. This instrument caps at 2% the one-month LIBOR rate, which is a component of the total rate on the term loan. The interest rate for our debt was 6.0% and 6.75% at December 31, 2012 and December 26, 2011.

The credit agreement and subsequent amendments include customary covenants, including covenants limiting fundamental changes and certain transactions and payments. In addition, we are required to satisfy three quarterly financial covenants: (1) a consolidated leverage ratio of less than 5.50 to 1.00, (2) a consolidated fixed charge coverage ratio of greater than 1.25 to 1.00, and (3) a capital expenditure incurrence test, which increases every year during the duration of the credit agreement. We are in compliance with these financial covenants as of December 31, 2012; however, one of the other covenants

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

7. Bank Line of Credit and Term Loan (Continued)

in our credit agreement required delivery of the 2012 audited financial statements by April 30, 2013. We did not meet this requirement and have obtained a waiver from our lender for this covenant as it relates to the 2012 financial statements.

In conjunction with the Second and Third Amendments to the credit agreement, we incurred and capitalized $0.6 million of loan costs. During 2011, we incurred and capitalized $0.4 million of loan costs.

	2012		2011
	Carrying Value	Interest Rate	Carrying Value	Interest Rate	Interest Rate Calculation	Maturity
Term Loan	$24,687,500	6.00%	$7,465,332	6.75%	As of December 31, 2012, 1-month LIBOR (with a floor of 1.0%) plus 5.0%	2017
					As of December 26, 2011, 1-month LIBOR (with a floor of 1.25%) plus 5.5%
Revolving line of credit	2,000,000	6.00%	4,534,668	6.75%	As of December 31, 2012, 1-month LIBOR (with a floor of 1.0%) plus 5.0%	2017
					As of December 26, 2011, 1-month LIBOR (with a floor of 1.25%) plus 5.5%

Total	26,687,500		12,000,000
Less curent portion	(1,250,000)		(373,267)

Long-term debt	$25,437,500		$11,626,733

The principal amounts of our long-term debt are scheduled to be paid in installments on the dates below:

Date of payment	Amount
2013	$1,250,000
2014	1,250,000
2015	1,250,000
2016	1,250,000
2017	21,687,500

Total Payments	$26,687,500

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

8. Residual Value Obligations

We have residual value obligations associated with leased vehicles for individual restaurant locations. We pre-pay for each of the vehicles and then amortize them to the guaranteed residual value at the end of the lease term. Each of the assets is recorded at the net present value of the initial payment made plus the residual value guarantee using a 6.50% discount rate. The guaranteed residual values recorded as capital leases were $0.3 million and $0.2 million for the years ended December 31, 2012 and December 26, 2011, respectively.

9. Income Taxes

Our income tax provision for the years ended December 31, 2012, December 26, 2011 and December 27, 2010 consists of the following:

	2012	2011	2010
Current
Federal	$—	$—	$—
State	75,000	21,000	7,418

Subtotal Current	75,000	21,000	7,418
Deferred
Federal	510,496	96,649	493,802
State	36,244	(7,332)	52,440

Subtotal Deferred	546,740	89,317	546,242

Total income tax provision	$621,740	$110,317	$553,660

Total income tax expense differed from the amount which would have been provided by applying the statutory federal income tax rate of 35% to earnings before taxes as follows:

	2012	2011	2010
Income tax expense (benefit) at federal statutory rate	$129,094	$19,151	$(683,935)
State income taxes	86,717	23,535	(64,937)
Increase in valuation allowance	283,805	247,457	1,179,413
Equity-based compensation	47,983	72,847	113,548
Deferred rate change	56,749	2,464	—
Meals and entertainment	17,392	12,283	9,571
Bargain purchase gain	—	(267,420)	—

Total income tax provision	$621,740	$110,317	$553,660

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

9. Income Taxes (Continued)

Significant components of our deferred tax assets and liabilities at December 31, 2012 and December 26, 2011 are as follows:

	2012	2011
Current:
Deferred tax assets:
Allowance for doubtful accounts	$3,278	$373
Accrued vacation payable and other	66,544	19,416
Valuation allowance	(30,218)	(15,889)

Net deferred tax assets, current	39,604	3,900

Non-current:
Deferred tax assets:
Net operating loss	$5,310,335	$4,771,948
Charitable contributions	54,200	31,788
Deemed landlord financing	4,270,694	2,609,216
Valuation allowance	(4,170,039)	(3,900,563)
Deferred tax liabilities:
Goodwill	2,797,790	2,253,969
Other identifiable intangibles	502,300	580,963
Property and equipment	3,914,118	2,402,325
Deferred rent	1,088,376	533,001

Net deferred tax liabilities, non-current	2,837,394	2,257,869

Total net deferred tax liabilities	$2,797,790	$2,253,969

We have classified the current net deferred tax asset as a component of Prepaid expenses and other in our Consolidated Balance Sheets. ASC 740 requires that we reduce our deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. We have established a valuation allowance of $4.2 million and $3.9 million as of December 31, 2012 and December 26, 2011, respectively, against its net deferred tax assets due to the fact that we are not certain there will be sufficient taxable income in the future when the temporary differences are deductible.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

9. Income Taxes (Continued)

A rollforward of activity in the valuation allowances follows:

Balance at December 28, 2009	$2,489,582
Addition to valuation allowance	1,179,413
Deductions	—

Balance at December 27, 2010	3,668,995
Addition to valuation allowance	247,457
Deductions	—

Balance at December 26, 2011	3,916,452
Addition to valuation allowance	283,805
Deductions	—

Balance at December 31, 2012	4,200,257

We have recorded a full valuation allowance for the net amount of the deferred tax assets which are in excess of the indefinite-lived intangible asset deferred tax liabilities. The indefinite-lived intangible asset deferred tax liability in the amount of $2.8 million and $2.3 million as of December 31, 2012 and December 26, 2011, respectively, related to the book-tax basis difference in goodwill has not been netted against the deferred tax assets due to the uncertainty inherent in the reversal of this deferred tax liability.

At December 31, 2012, we have unused federal and state net operating loss carryforwards of $14.1 million and $11.8 million, respectively. Such losses expire in various amounts at varying times through 2029. These NOL carryforwards result in a deferred tax asset $5.3 million and $4.8 million at December 31, 2012 and December 26, 2011, respectively. A valuation allowance is recorded against the net deferred tax assets, exclusive of indefinite-lived intangibles discussed above, including these carryforwards.

10. Leases

We lease space for various restaurant locations under long-term non-cancelable operating leases from unrelated third parties. Most of our leases are classified as operating leases under ASC 840. Rent expense, including rent-free periods if applicable, is recognized on a straight-line basis over the lease term. The lease term for all types of leases begins on the date we become legally obligated for the rent payments or we take possession of the building or land, whichever is earlier. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty.

In some cases, the asset we will lease requires construction to ready the space for its intended use, and in certain cases, we have involvement with the construction of leased assets. The construction period begins when we execute our lease agreement with the property owner and continues until the space is substantially complete and ready for its intended use. In accordance with ASC 840-40-55, we must consider the nature and extent of our involvement during the construction period, and in some cases, our involvement results in us being considered the accounting owner of the construction project; in such cases, we capitalize the landlord's construction costs, including the value of costs incurred up to the date we execute our lease (e.g., our portion of any costs of the building "shell") and costs incurred during the remainder of construction period, as such costs are incurred. Additionally, ASC 840-40-55 requires us to recognize a

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

10. Leases (Continued)

financing obligation for construction costs incurred by the landlord. One example of involvement that results in the Company being considered the accounting owner is a case where we lease a "cold shell." Once construction is complete, we are required to perform a sale-leaseback analysis pursuant to ASC 840-40 to determine if we can remove the landlord's assets and associated financing obligations from the consolidated balance sheet. In certain leases, we maintain various forms of "continuing involvement" in the property, thereby precluding us from derecognizing the asset and associated financing obligations following the construction completion. In those cases, we will continue to account for the asset as if we are the legal owner, and the financing obligation similar to other debt, until the lease expires or is modified to remove the continuing involvement that prohibits de-recognition. Once de-recognition is permitted we would be required to account for the lease as either operating or capital in accordance with ASC 840.

We determined that we were the accounting owner of a total of 18 and 11 leases as a result of the application of build-to-suit lease application as of December 31, 2012 and December 26, 2011, respectively.

The future minimum rental payments required under these leases, including those accounted for as deemed landlord financing, during the next five years and thereafter in the aggregate, are as follows:

	Deemed landlord financing	Operating leases
2013	$1,606,212	$4,891,882
2014	1,688,744	5,473,000
2015	1,695,645	5,486,169
2016	1,737,911	5,640,133
2017	1,772,210	5,594,324
Thereafter	27,830,672	68,868,962

Total	$36,331,394	$95,954,469

Rent expense charged to operations under our operating leases on a straight-line basis was $4.4 million, $3.0 million and $2.0 million for the years ended December 31, 2012, December 26, 2011 and December 27, 2010, respectively. Rent expense incurred prior to restaurant openings was reclassed to Pre-opening costs on the Consolidated Statement of Operations in the amount of $0.3 million, $0.3 million and $0.2 million for the years ended December 31, 2012, December 26, 2011 and December 27, 2010, respectively.

Deemed landlord financing obligations totaled $11.2 million and $6.8 million for the years ended December 31, 2012 and December 26, 2011, respectively.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

11. Related Party Transactions

Corporate Development and Administrative Services Agreement

Zoe's Investors entered into a Corporate Development and Administrative Services Agreement with Brentwood Private Equity IV, LLC ("Brentwood"), an owner of membership interests in Zoe's Investors, our sole shareholder. Under the terms of the agreement, Brentwood provides assistance in the corporate development activities and our business growth efforts. As consideration for services provided, we provide reimbursement for business expenses related to performance of this agreement and an annual consulting fee based on Adjusted EBITDA as defined in the agreement. During the years ended December 31, 2012, December 26, 2011 and December 27, 2010, we expensed approximately $0.2 million, $0.2 million and $0.1 million respectively, related to this agreement.

12. Commitments and Contingencies

Franchise Agreement

Our franchise agreement, which requires the franchisees to remit continuing royalty fees at a specified percentage of the franchisee's gross sales revenue, provides that we as franchisor, or its authorized representative, will: (a) provide franchisee with written schedules of all foods, food products, beverages, and other items for sale, and the furniture, fixtures, supplies and equipment necessary and required for the operation of the restaurant; (b) provide franchisee with a list of approved suppliers for the products and services necessary and required for the restaurant; (c) upon the reasonable written request of franchisee, render reasonable advisory services by telephone or in writing pertaining to the operation of the restaurant; (d) provide franchisee with a sample of the standard Zoës Kitchen menu, and any modifications to the menu; (e) loan franchisee a copy of the System's operating manual and any supplements to the manual that may be published by us; and, (f) provide franchisee the opportunity to participate in group purchasing programs that we may use, develop, sponsor or provide on terms and conditions determined solely by us. In addition, as a condition to the commencement of business by the franchisee, the franchisee must attend and successfully complete our training program.

Litigation

We are involved in certain litigation and claims arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the financial position or results of our operations.

13. Equity-based Compensation

Certain of our employees have been granted Class B units in the Company's parent, Zoe's Investors, pursuant to that entity's limited liability company agreement. As these awards have been granted to employees of the Company, which is a consolidated subsidiary of Zoe's Investors, the related compensation expense has been reflected in our consolidated financial statements. Awards granted during 2012 are identical to those granted in and prior to 2011 with the exception of a provision that the employee forfeits the 2012 awards, vested or unvested, if they terminate their employment with the Company for any reason. These awards are discussed separately below.

2011 and Prior Awards

The awards vest over a five-year service period, with 20% vesting on the first anniversary of the grant date and the remainder vesting ratably by day over the remaining four years. We record compensation expense based on the awards' estimated grant-date fair value over the requisite service (vesting) period, with an

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

13. Equity-based Compensation (Continued)

offsetting credit to additional paid-in-capital, as this is considered a capital contribution from Zoe's Investors.

A summary of 2011 and prior awards activity is presented below:

	Number of Units	Weighted-average fair value
Outstanding at December 27, 2010	158,497	$2.29
Granted	75,000	1.35
Vested	(71,441)	2.41
Forfeited	(5,359)	2.61

Outstanding at December 26, 2011	156,697	$1.78

Granted	—	—
Vested	(74,840)	1.92
Forfeited	—	—

Outstanding at December 31, 2012	81,857	$1.65

We recognized as a component of General and administrative expenses $0.1 million, $0.2 million and $0.3 million of equity-based compensation expense related to these awards in years ended December 31, 2012, December 26, 2011 and December 27, 2010, respectively. As of December 31, 2012, total unrecognized compensation expense related to non-vested stock awards, including an estimate for pre-vesting forfeitures, was $0.1 million, which is expected to be recognized over a weighted-average period of 2.32 years.

2012 awards

As noted above, the 2012 awards are identical to those issued in 2011 and prior, but contain a provision whereby if the employee terminates employment prior to a sale of the Company, the awards are forfeited, regardless of whether the employee has completed the requisite service period (i.e., vested). As the employee recipients of these awards cannot realize any benefit from vested awards until a sale or change-in-control, the sale represents a performance condition that is outside the Company's control. Thus, as we cannot determine the probability of such a sale transaction, we have not recognized any compensation expense in the 2012 consolidated statement of operations for these awards. In the event of a sale transaction, we will recognize compensation expense for vested awards at that time. As of December 31, 2012, we had 140,000 of these grants outstanding.

14. Net Loss per Share

Basic net loss per share is calculated by dividing net loss by the weighted average shares outstanding during the period, without consideration of common stock equivalents. Diluted net loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

14. Net Loss per Share (Continued)

The following table presents the computation of basic and diluted net loss per share and the unaudited pro forma basic and diluted net loss per share for the period indicated:

	2012	2011	2010
Historical net loss per share:
Net loss	$(252,895)	$(26,925)	$(2,472,338)
Weighted average shares outstanding, basic and diluted	100	100	100

Net loss per share, basic and diluted	$(2,529)	$(269)	$(24,723)
Pro forma net loss per share (unaudited):
Net loss used to compute pro forma net loss per share, basic and diluted	$—
Weighted average number of shares outstanding, basic and diluted	—
Add: Share issued to members of Zoe's Investors (see Note 1)	—

Weighted average shares used in computing pro forma net loss per share, basic and diluted	—
Pro forma net loss per share, basic and diluted	$—

15. Condensed Financial Information of Parent Company

Zoe's Kitchen, Inc. has no material assets or standalone operations other than its ownership in Zoe's Kitchen USA, LLC and its subsidiaries, and Soho Franchising, LLC.

There are significant restrictions on the Zoe's Kitchen, Inc. parent company's ability to obtain funds from any of its subsidiaries through dividends, loans or advances. Accordingly, this condensed financial information has been presented on a "Parent-only" basis. Under a Parent-only presentation, Zoe's Kitchen, Inc.'s investments in its consolidated subsidiaries are presented under the equity method of accounting.

The following tables present the financial position of Zoe's Kitchen, Inc. as of December 31, 2012 and December 26, 2011 and the results of its operations for the years-ended December 31, 2012, December 26, 2011, and December 27, 2010.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

15. Condensed Financial Information of Parent Company (Continued)

 Zoe's Kitchen, Inc.
Condensed Balance Sheet

	2012	2011
Assets
Investment in Zoe's Kitchen USA, LLC and its subsidiaries, and Soho Franchising, LLC	$37,220,167	$37,347,373

Total assets	$37,220,167	$37,347,373

Stockholder's Equity
Common stock, $0.01 par value, 100 shares authorized, issued, and outstanding	$1	$1
Additional paid-in capital	45,126,071	45,000,382
Accumulated deficit	(7,905,905)	(7,653,010)

Total stockholder's equity	$37,220,167	$37,347,373

 Zoe's Kitchen, Inc
Condensed Statements of Operations

	2012	2011	2010
Equity in net loss of Zoe's Kitchen USA, LLC and its subsidiaries, and Soho Franchising, LLC	$(252,895)	$(26,925)	$(2,472,338)

Net and comprehensive loss	$(252,895)	$(26,925)	$(2,472,338)

Basic and diluted net loss per share	$(2,529)	$(269)	$(24,723)
Basic weighted average shares outstanding	100	100	100

Diluted weighted average shares outstanding	100	100	100

A statement of cash flows has not been presented as the Zoe's Kitchen, Inc. parent company did not have any cash as of or for the years ended December 31, 2012, December 26, 2011, or December 27, 2010.

16. Subsequent Events

We have evaluated subsequent events through December 27, 2013, the date the financial statements were available to be issued.

On November 26, 2013, we signed the Fourth Amendment to the Credit Facility, The outstanding line of credit at the time of the amendment became part of the Term Loan, increasing total outstanding borrowings under the Term Loan to $38.5 million. In addition, the Line of Credit was increased to $26.5 million with incremental commitments of up to $15.0 million. The maturity date remains unchanged. Our quarterly debt

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN U.S. DOLLARS)
DECEMBER 31, 2012, DECEMBER 26, 2011 AND DECEMBER 27, 2010 (Continued)

16. Subsequent Events (Continued)

payments are 1.25% of the new term loan commitment with the same payment schedules as noted in the Third Amendment. In relation to the amendment we incurred $0.3 million of debt issuance costs. On December 13, 2013 we had a draw of $2.9 million from our line of credit to fund capital projects. As of December 27, 2013, we had $41.4 million outstanding under our $65.0 million Credit Facility, including $38.5 million under the Term Loan and $2.9 million under the Line of Credit, and no additional available borrowing capacity at such date.

On November 11, 2013, we entered into an agreement with a third-party gift card issuer (the "Issuer"). Based on the agreement, we delegated a portion of our gift card liability to the Issuer and agreed to sell certain gift cards, which are issued by the Issuer and redeemable at our retail venues for an initial fee of $0.1 million. The Issuer has agreed to compensate us for all gift card redemptions that are the subject of the agreement. Each month, the Issuer pays us an amount for anticipated future redemptions of the subject gift cards. Per the terms of the agreement, the Issuer pays us a fee when subject gift cards are sold at our restaurant locations. These fees compensate us for services to be provided over the expected life of the gift card.

On November 1, 2013, we executed a letter of intent to purchase two franchise restaurants from one of our franchisees. The acquisition is expected to be completed in the first quarter of 2014.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
PERIODS ENDED OCTOBER 7, 2013 AND DECEMBER 31, 2012

	Pro forma Stockholder's equity at October 7, 2013	October 7, 2013	December 31, 2012
	(Note 1)
Assets
Current assets
Cash and cash equivalents		$2,644,929	$2,450,026
Trade accounts receivable, net of allowance for doubtful accounts of $6,144 at October 7, 2013 and $974 at December 31, 2012		733,003	394,834
Other accounts receivable		610,189	1,057,617
Inventory		881,786	655,904
Prepaid expenses and other		1,119,975	612,848

Total current assets		5,989,882	5,171,229

Property and equipment, net		70,794,857	48,214,939
Goodwill		23,334,129	23,334,129
Intangibles, net		11,755,071	12,807,427
Loan costs, net		806,575	955,941
Deposits		242,812	232,564
Other long-term assets		15,813	—

Total long-term assets		106,949,257	85,545,000

Total assets		$112,939,139	$90,716,229

Liabilities and Stockholder's Equity
Current liabilities
Current maturities of long-term debt		$1,250,000	$1,250,000
Accounts payable		5,025,706	3,893,707
Accrued expenses and other		6,409,107	3,755,551
Unearned franchise fees		40,000	40,000

Total current liabilities		12,724,813	8,939,258

Long-term liabilities
Long-term debt		35,500,000	25,437,500
Deemed landlord financing		17,905,447	11,186,674
Deferred rent		6,815,115	4,768,512
Deferred income taxes		3,002,423	2,837,394
Residual value obligations, net		329,323	326,724

Total long-term liabilities		63,552,308	44,556,804

Total liabilities		76,277,121	53,496,062

Commitments and Contingencies (Note 11)
Stockholder's equity
Common stock, $0.01 par value, 100 shares authorized, issued, and outstanding		1	1
Additional paid-in capital		45,185,273	45,126,071
Accumulated deficit		(8,523,256)	(7,905,905)

Total stockholder's equity		36,662,018	37,220,167

Total liabilities and stockholder's equity		$112,939,139	$90,716,229

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012

	Forty Weeks Ended
	October 7, 2013	October 1, 2012
Revenue
Restaurant sales	$87,208,830	$58,403,478
Royalty fees	499,735	554,178
Franchise fees	—	40,000

Total revenue	87,708,565	58,997,656

Restaurant operating costs
Cost of sales	28,930,489	19,111,450
Labor	24,331,839	15,625,014
Store operating expenses	16,005,094	10,672,133
General and administrative expenses	9,053,482	6,370,194
Depreciation	4,281,832	2,834,698
Amortization	1,052,356	775,418
Pre-opening costs	1,335,984	549,799
Loss (gain) from disposal of equipment	155,029	(11,073)

Total operating expenses	85,146,105	55,927,633

Income from operations	2,562,460	3,070,023
Other expenses
Interest expense, net	2,967,210	1,630,378
Loss on interest cap	18,187	—

Total other expenses	2,985,397	1,630,378

Income (loss) before provision for income taxes	(422,937)	1,439,645
Provision for income taxes	194,414	2,445,722

Net loss	$(617,351)	$(1,006,077)

Net loss per share, basic and diluted	$(6,174)	$(10,061)
Weighted average shares outstanding, basic and diluted	100	100
Unaudited pro forma net loss per share (Note 13):
Net loss per share, basic and diluted
Weighted average shares, basic and diluted

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at December 26, 2011	$1	$45,000,382	$(7,653,010)	$37,347,373
Equity-based compensation	—	96,073	—	96,073
Net loss	—	—	(1,006,077)	(1,006,077)

Balances at October 1, 2012	1	45,096,455	(8,659,087)	36,437,369
Equity-based compensation	—	29,616	—	29,616
Net income	—	—	753,182	753,182

Balances at December 31, 2012	1	45,126,071	(7,905,905)	37,220,167
Equity-based compensation	—	59,202	—	59,202
Net loss	—	—	(617,351)	(617,351)

Balances at October 7, 2013	$1	$45,185,273	$(8,523,256)	$36,662,018

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012

	Forty Weeks Ended
	October 7, 2013	October 1, 2012
Cash flows from operating activities
Net loss	$(617,351)	$(1,006,077)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	4,281,832	2,834,698
Amortization of intangible assets	1,052,356	775,418
Equity-based compensation	59,202	96,073
Deferred income taxes	165,029	2,172,829
Amortization of loan costs	149,366	86,767
Bad debt expense	8,242	5,910
Loss (gain) from disposal of equipment	155,029	(11,073)
Accretion of deemed landlord financing	185,592	61,099
Changes in operating assets and liabilities
Trade accounts receivable	(346,411)	(4,657)
Other accounts receivable	447,428	274,729
Inventory	(225,882)	(112,733)
Prepaid expenses and other	(533,187)	(415,750)
Accounts payable	783,031	221,091
Accrued expenses and other	1,951,166	1,280,745
Deferred rent	2,046,603	692,091
Unearned franchise fees	—	(150,000)

Net cash provided by operating activities	9,562,045	6,801,160

Cash flows from investing activities
Purchase of property and equipment	(20,762,823)	(10,025,764)
Acquisition purchase price, net of cash acquired	—	(5,834,238)
Proceeds from sale of property and equipment	—	13,356

Net cash used in investing activities	(20,762,823)	(15,846,646)

Cash flows from financing activities
Proceeds from line of credit	11,000,000	9,500,000
Payments on long-term debt	(937,500)	(373,267)
Proceeds from deemed landlord financing	1,333,181	302,080
Payment of loan acquisition fees	—	(76,193)

Net cash provided by financing activities	11,395,681	9,352,620

Net change in cash and cash equivalents	194,903	307,134
Cash and cash equivalents
Beginning of year	2,450,026	807,034

End of period	$2,644,929	$1,114,168

Supplemental disclosure of cash flow information
Cash paid for interest related to long-term debt	$1,515,405	$842,416
Cash paid for interest related to deemed landlord financing	1,210,216	737,561
Non-cash residual value lease obligations	72,677	55,551
Non-cash deemed landlord financing	5,200,000	1,900,000
Non-cash purchases of property and equipment	1,051,357	227,144

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012

1. Nature of Operations and Basis of Presentation

Nature of Operations

Zoe's Kitchen, Inc., incorporated in the State of Delaware on October 24, 2007, entered into a Membership Interest Purchase Agreement with the members of Zoe's Kitchen USA, LLC (the "Acquired Company"), on October 31, 2007, to acquire 100% of the issued and outstanding membership interests of the Acquired Company.

Zoe's Kitchen, Inc. primarily develops and operates fast-casual restaurants through our subsidiaries. As of October 7, 2013 and October 1, 2012, we operated 85 and 60 company-owned restaurants, respectively.

In addition to our company-owned restaurants, we grant licenses (franchises) to qualified franchisees to construct and operate Zoës Kitchen restaurants within specified protected areas throughout the United States. As of October 7, 2013 and October 1, 2012, there were eight and seven franchised restaurants, respectively. The licensing agreements grant franchisees the right to use the Zoës Kitchen service mark and our comprehensive system ("the System") for the development and operation of Zoës Kitchen. The System includes our trade name, building design and layouts, equipment, ingredients, recipes and other specifications for authorized food products, methods of control, and certain operational and business standards and policies pursuant to the franchise agreement. In consideration for the granting of these licenses, we receive initial franchise fees for each Zoës Kitchen location opened and, in addition, receive monthly royalties based on the gross revenues generated per restaurant.

We have determined that we have one operating segment and one reportable segment. All of our revenues are derived in the United States of America. All or our assets are located in the United States of America.

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements for the forty weeks ended October 7, 2013 and October 1, 2012, have been prepared in accordance with generally accepted accounting principles and practices of the United States of America ("GAAP") for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results for interim periods have been included.

Certain information and footnote disclosures normally included in audited consolidated financial statements presented in accordance with GAAP have been condensed or omitted. Results for interim periods should not be considered indicative of results for a full year. These interim unaudited condensed consolidated financial statements do not represent complete financial statements and should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2012.

Due to the seasonality of our business, results for any interim financial period are not necessarily indicative of the results that may be achieved for a full fiscal year. In addition, quarterly results of operations may be impacted by the timing and amount of sales and costs associated with the opening of new restaurants.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss is the same as net loss for all periods presented. Therefore, a separate statement of comprehensive loss is not included in the accompanying consolidated financial statements.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012 (Continued)

1. Nature of Operations and Basis of Presentation (Continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Zoe's Kitchen, Inc. and its wholly owned subsidiaries, Zoe's Kitchen USA, LLC and Soho Franchising, LLC. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements presented herein reflect our financial position, results of operations, cash flows and changes in equity in conformity with accounting principles generally accepted in the United States or "GAAP".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as valuation of long-lived, definite and indefinite-lived assets, estimated useful lives of assets, the reasonably assured lease terms of operating leases, the construction costs of leases where the Company is considered the owner during and after the construction period, allowance for doubtful accounts, the fair value of equity-based compensation, and deferred tax valuation allowances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Pro Forma Balance Sheet Information

In December 2013, the Company's Board of Directors authorized the management of the Company to file a registration statement with the Securities and Exchange Commission ("SEC") for the Company to sell shares of its common stock to the public. If the contemplated offering is completed, we will distribute all of our shares of our common stock held by our parent, Zoe's Investors LLC (Zoe's Investors), to its existing members in accordance with the units held by each member and pursuant to the terms of Zoe's Investors LLC Agreement. The distribution of shares of our common stock held by Zoe's Investors to its members will be conducted in the following manner: (i) shares of our common stock to holders of Class C Units in respect of such holders' unreturned capital investment; (ii) shares of our common stock to holders of Class C Units in respect of the unpaid yield on such units; (iii) shares of our common stock to holders of Class A Units in respect of such holders' unreturned capital investment; (iv) shares of our common stock to holders of Class A Units in respect of the unpaid yield on such units; and (v) shares of our common stock to holders of Class A Units, Class B Units and Class C Units on a pro rata basis; provided, however, that pursuant to this clause (v), the holders of Class B Units will participate only after a total of shares of our common stock have been distributed to the holders of Class A Units and Class C Units pursuant to this clause (v); the foregoing distribution is, based upon an assumed initial public offering price of $               per share (the mid point of the initial public offering range); the actual number of shares of common stock to be issued to each holder of units of Zoe's Investors in such distribution is subject to change based on any changes to the initial public offering price and the date of the pricing of this offering. Pro forma adjustments have been made to stockholder's equity to reflect this distribution.

Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Basic net loss per share is calculated by dividing net loss by the weighted average shares outstanding during the period, without consideration of common stock equivalents. Diluted net loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012 (Continued)

1. Nature of Operations and Basis of Presentation (Continued)

The calculations for the unaudited pro forma basic and diluted net loss per share gives effect to the distribution of all of our shares of our common stock held by Zoe's Investors to its existing members in accordance with the units held by each member and pursuant to the terms of the Zoe's Investors' LLC Agreement, as described above, upon the closing of a qualified initial public offering, as if the distribution had occurred at the beginning of the period or issuance date, if later.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for improvements and renewals that extend the useful lives are capitalized. Upon sale, retirement, or other disposition of these assets, the costs and related accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is included in our consolidated statement of operations. Maintenance and repair costs are expensed as incurred. Depreciation is calculated using the straight-line method based on the following estimated lives:

Building under deemed landlord financing	39 years
Leasehold Improvements	7 - 20 years
Automotive Equipment	4 - 5 years
Computer Equipment	3 - 5 years
Machinery and Equipment	5 years
Furniture and Fixtures	7 years

Leasehold improvements are depreciated over the shorter of the lease term of the respective leases or the estimated useful life of the asset.

We capitalize internal payroll and payroll related costs directly related to the successful development, design and construction of our new restaurants. Capitalized internal payroll costs were $0.1 million and $0.05 million in the forty weeks ended October 7, 2013 and October 1, 2012, respectively.

We capitalize interest incurred on funds used to construct company-owned restaurants. We amortized over the estimated useful life of the related assets. Capitalized interest totaled $0.1 million and $0.06 million in the forty weeks ended October 7, 2013 and October 1, 2012, respectively.

Fiscal Year

We operate on a 52 or 53 week fiscal year that ends on the last Monday of the calendar year. All fiscal years presented herein consist of 52 weeks, with the exception of the fiscal year ended December 31, 2012, which consists of 53 weeks.

Our first fiscal quarter consists of 16 weeks and each of our second, third, and fourth fiscal quarters consist of 12 weeks, except for a 53-week year when the fourth quarter has 13 weeks.

2. Recent Accounting Pronouncements

Effective January 1, 2013, we adopted ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The adoption of ASU 2013-02 concerns presentation and disclosure only and did not have an impact on the Company's consolidated financial position or results of operations.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012 (Continued)

2. Recent Accounting Pronouncements (Continued)

Effective January 1, 2013, we adopted ASU No. 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." The adoption of ASU 2013-01 did not have a significant impact on our consolidated financial position or results of operations.

3. Business Combination

On August 6, 2012, we acquired three South Carolina franchise restaurants for $5.8 million in cash. Simultaneous to the acquisition, we repaid $0.2 million to the South Carolina franchise restaurants, which resulted in a decrease our unearned franchise fees. As a result of this acquisition, we gained control of the three restaurants and expanded our operations into South Carolina. The acquired restaurants contributed revenues of approximately $0.8 million from acquisition until October 1, 2012.

Goodwill recorded in connection to the acquisition was attributable to synergies expected to arise from cost saving opportunities as well as future expected cash flows. The allocation of the purchase price to the estimated fair value of the assets acquired and liabilities assumed at the acquisition date is as follows:

Cash	$2,400
Deposits	11,010
Accounts Receivable	4,937
Inventory	38,306
Property, plant and equipment	752,553
Prepaid rent	15,438
Reacquired rights	2,868,514
Goodwill	2,183,585
Accounts payable	(12,400)
Royalties payable	(27,705)

Total purchase price	$5,836,638

The pro forma impact of the acquisition and the current period results are not presented as it is not considered material to our Condensed Consolidated Financial Statements.

4. Supplemental Information

Prepaid expenses and other consists of the following:

	October 7, 2013	December 31, 2012
Prepaid expenses	$366,283	$612,848
Prepaid rent	704,977	—
Other current assests	48,715	—

Total Prepaid expenses and other	$1,119,975	$612,848

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012 (Continued)

4. Supplemental Information (Continued)

Property and equipment, net consists of the following:

	October 7, 2013	December 31, 2012
Buildings under deemed landlord financing	$14,500,000	$9,300,000
Machinery and equipment	11,081,030	8,259,508
Furniture and fixtures	2,388,005	2,127,642
Automobiles	2,080,227	1,684,047
Leasehold improvements	44,344,351	31,704,258
Computer equipment	3,075,680	2,430,521
Construction in progress	6,949,218	2,641,429

Total Property and equipment, gross	84,418,511	58,147,405
Less: Accumulated depreciation	(13,623,654)	(9,932,466)

Total Property and equipment, net	$70,794,857	$48,214,939

Accrued expenses and other consisted of the following:

	October 7, 2013	December 31, 2012
Accrued payroll and payroll taxes	$2,368,904	$1,352,365
Accrued capital purchases	1,354,528	620,862
Sales tax payable	1,065,160	552,147
Gift certificate payable	514,204	598,131
Other accrued expenses	1,106,311	632,046

Total Accrued expenses and other	$6,409,107	$3,755,551

5. Fair Value Measurements

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and all other current liabilities approximate fair values due to the short maturities of these instruments. The carrying amounts of borrowings approximate fair value as interest rates on the line of credit borrowings vary with market interest rates and negotiated terms and conditions are consistent with current market rates.

6. Bank Line of Credit and Term Loan

We have an existing credit agreement with a commercial finance company that includes a term loan and line of credit, which are collateralized by a first-priority interest in, among other things, our accounts receivable, general intangibles, inventory, equipment, and furniture and fixtures.

On June 20, 2012, we signed the Second Amendment which was primarily executed to accommodate the purchase of the South Carolina franchise restaurants. As part of the Second Amendment, the existing credit facility increased to $25.0 million with incremental commitments of up to $5.0 million.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012 (Continued)

6. Bank Line of Credit and Term Loan (Continued)

On November 30, 2012, we signed the Third Amendment to the credit agreement. The outstanding line of credit at the time of the amendment became part of the term loan and the total term loan balance increased to $25.0 million. In addition, the revolving line of credit was increased to $20.0 million with incremental commitments of up to $15.0 million. The maturity date for the term loan and the line of credit is November 29, 2017. We are required to make quarterly payments equal to 1.25% of the new term loan commitment amount on the last business day of each March, June, September and December beginning in December 31, 2012. Any remaining balance will be repaid upon maturity. Under the Third Amendment, we are required to enter into a rate contract, within 90 days of the effective date of the amendment, providing protection against fluctuation in interest rates with respect to at least 50% of the principal amount of the term loan. In February 2013, in accordance with the Third Amendment, we entered into an interest rate cap agreement with an initial notional amount of $12.3 million. The notional amount amortizes commensurate with scheduled payments on the term loan. This instrument caps at 2% the one-month LIBOR rate, which is a component of the total rate on the term loan.

The balance on our line of credit as of October 7, 2013 and December 31, 2012 was $13.0 million and $2.0 million, respectively. The balance on our term loan as of October 7, 2013 and December 31, 2012 was $23.8 million and $24.7 million, respectively. As of October 7, 2013, we had additional borrowing capacity of $1.9 million. The interest rate for our debt was 6.0% at October 7, 2013 and December 31, 2012. We were in compliance with our financial debt covenants as of October 7, 2013; however, one of the other covenants in our credit agreement required delivery of the 2012 audited financial statements by April 30, 2013. As of October 7, 2013, we did not meet this requirement and have obtained a waiver from our lender for this covenant as it relates to the 2012 financial statements.

7. Residual Value Obligations

We have residual value obligations associated with leased vehicles for individual restaurant locations. We pre-pay for each of the vehicles and then amortize them to the guaranteed residual value as of the end of the lease term. Each of the assets is recorded at the net present value of the initial payment made plus the residual value guarantee using a 6.50% discount rate. The guaranteed residual values recorded as capital leases were $0.3 million and $0.3 million as of the fiscal periods ended October 7, 2013 and December 31, 2012, respectively.

8. Income Taxes

Under ASC 740-270 — Income Taxes — Interim Reporting ("ASC 740-270"), each interim period is considered an integral part of the annual period and tax expense/(benefit) is measured using an estimated annual effective income tax rate. Estimates of the annual effective income tax rate at the end of interim periods are, of necessity, based on evaluation of possible future events and transactions and may be subject to subsequent refinement or revision. We forecast our estimated annual effective income tax rate and then apply that rate to our year-to-date pre-tax ordinary income/(loss), subject to certain loss limitation provisions. In addition, certain specific transactions are excluded from our estimated annual effective tax rate computation, but are discretely recognized within income tax expense/(benefit) in their respective interim period. Future changes in the forecasted annual income/(loss) projections, tax rate changes, or discrete tax items could result in significant adjustments to quarterly income tax expense (benefit) in future periods.

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012 (Continued)

8. Income Taxes (Continued)

We evaluate our deferred tax assets quarterly to determine if valuation allowances are required. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The primary negative evidence considered includes the cumulative operating losses generated in prior periods. The primary positive evidence considered includes the reversal of deferred tax liabilities related to depreciation and amortization that would occur within the same jurisdiction and during the carry forward period necessary to absorb the federal and state net operating losses and other deferred tax assets. The reversal of such liabilities would utilize the federal and state net operating losses and other deferred tax assets. As of October 7, 2013 and December 31, 2012 we have recognized a full valuation allowance against our deferred tax assets.

Provision for income taxes decreased by $2.3 million in the first forty weeks of 2013 compared to the first forty weeks of 2012. Our quarterly provision for (benefit from) income taxes is measured using an estimated annual effective tax rate for the period, adjusted for discrete items that occurred within the periods presented. The comparison of our effective tax rate between periods is significantly impacted by the level of earnings expected for the full year, as well as due to tax expense recorded annually generally remaining relatively constant. This can create an unusual relationship of the tax expense to pre-tax. Tax expense remains relatively constant as it primarily reflects the accrual of income tax expense related to an additional valuation allowance in connection with the tax amortization of the Company's goodwill that was not available to offset existing deferred tax assets. Due to the uncertain timing of the reversal of this temporary difference, it cannot be considered as a source of future taxable income for purposes of determining a valuation allowance; therefore the tax liability cannot offset deferred tax assets (termed a "naked credit" position). In the first forty weeks ending in 2012, we recorded pre-tax income at a level that exceeded the full year expected earnings due to seasonality in the fourth quarter, resulting in an effective tax rate of 170%. In the same period for 2013, we recorded a pre-tax loss that is lower than the expected full-year pre-tax loss, again due to seasonality in the fourth quarter, resulting in an effective tax rate of (46%).

We have no material uncertain tax positions as of October 7, 2013 and December 31, 2012.

9. Leases

We lease space for various restaurant locations under long-term non-cancelable operating leases from unrelated third parties. Most of our leases are classified as operating leases under ASC 840. Rent expense, including rent-free periods if applicable, is recognized on a straight-line basis over the lease term. The lease term for all types of leases begins on the date we become legally obligated for the rent payments or we take possession of the building or land, whichever is earlier. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty.

In some cases, the asset we will lease requires construction to ready the space for its intended use, and in certain cases, we have involvement with the construction of leased assets. The construction period begins when we execute our lease agreement with the property owner and continues until the space is substantially complete and ready for its intended use. In accordance with ASC 840-40-55, we must consider the nature and extent of our involvement during the construction period, and in some cases, our involvement results in us being considered the accounting owner of the construction project; in such cases, we capitalize the landlord's construction costs, including the value of costs incurred up to the date we execute our lease (e.g., our portion of any costs of the building "shell") and costs incurred during the remainder of

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012 (Continued)

9. Leases (Continued)

construction period, as such costs are incurred. Additionally, ASC 840-40-55 requires us to recognize a financing obligation for construction costs incurred by the landlord. One example of involvement that results in the Company being considered the accounting owner is a case where we lease a "cold shell." Once construction is complete, we are required to perform a sale-leaseback analysis pursuant to ASC 840-40 to determine if we can remove the landlord's assets and associated financing obligations from the consolidated balance sheet. In certain leases, we maintain various forms of "continuing involvement" in the property, thereby precluding us from derecognizing the asset and associated financing obligations following the construction completion. In those cases, we will continue to account for the asset as if we are the legal owner, and the financing obligation similar to other debt, until the lease expires or is modified to remove the continuing involvement that prohibits de-recognition. Once de-recognition is permitted we would be required to account for the lease as either operating or capital in accordance with ASC 840.

We determined that we were the accounting owner of a total of 28 and 18 leases as a result of the application of build-to-suit lease application as of October 7, 2013 and December 31, 2012, respectively.

Rent expense charged to operations under our operating leases on a straight-line basis was approximately $5.0 million and $3.1 million for the forty weeks ended October 7, 2013 and October 1, 2012, respectively.

Deemed landlord financing obligations totaled $17.9 million and $11.2 million as of the fiscal periods ended October 7, 2013 and December 31, 2012, respectively.

10. Related Party Transactions

Corporate Development and Administrative Services Agreement

Zoe's Investors, entered into a Corporate Development and Administrative Services Agreement with Brentwood Private Equity IV, LLC ("Brentwood"), an owner of membership interests in Zoe's Investors, our sole shareholder. Under the terms of the agreement, Brentwood provides assistance in the corporate development activities and our business growth efforts. As consideration for services provided, we provide reimbursement for business expenses related to performance of this agreement and an annual consulting fee based on Adjusted EBITDA as defined in the agreement. During the forty weeks ended October 7, 2013 and October 1, 2012, we expensed approximately $0.1 million and $0.2 million, respectively, related to this agreement.

11. Commitments and Contingencies

Franchise Agreement

Our franchise agreement, which requires the franchisees to remit continuing royalty fees at a specified percentage of the franchisee's gross sales revenue, provides that we as franchisor, or its authorized representative, will: (a) provide franchisee with written schedules of all foods, food products, beverages, and other items for sale, and the furniture, fixtures, supplies and equipment necessary and required for the operation of the restaurant; (b) provide franchisee with a list of approved suppliers for the products and services necessary and required for the restaurant; (c) upon the reasonable written request of franchisee, render reasonable advisory services by telephone or in writing pertaining to the operation of the restaurant; (d) provide franchisee with a sample of the standard Zoës Kitchen menu, and any modifications to the menu; (e) loan franchisee a copy of the System's operating manual and any supplements to the manual that may be published by us; and, (f) provide franchisee the opportunity to participate in group purchasing

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012 (Continued)

11. Commitments and Contingencies (Continued)

programs that we may use, develop, sponsor or provide on terms and conditions determined solely by us. In addition, as a condition to the commencement of business by the franchisee, the franchisee must attend and successfully complete our training program.

Litigation

We are involved in certain litigation and claims arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the financial position or results of our operations.

12. Equity-based Compensation

Certain of our employees have been granted Class B units in the Company's 100% owned parent, Zoe's Investors pursuant to that entity's limited liability company agreement. As these awards have been granted to employees of the Company, which is a consolidated subsidiary of Zoe's Investors, the related compensation expense has been reflected in the Company's consolidated financial statements. Awards granted during 2012 and 2013 are identical to those granted in and prior to 2011 with the exception of a provision that the employee forfeits the 2012 awards, vested or unvested, if they terminate their employment with the Company for any reason. These awards are discussed separately below.

2011 and Prior Awards

The awards vest over a five-year service period, with 20% vesting on the first anniversary of the grant date and the remainder vesting ratably by day over the remaining four years. We record compensation expense based on the awards' estimated grant-date fair value over the requisite service (vesting) period, with an offsetting credit to additional paid-in-capital, as this is considered a capital contribution from Zoe's Investors.

A summary of 2011 and prior awards activity is presented below:

	Forty Weeks Ended
	October 7, 2013	October 1, 2012
Outstanding, beginning of period	81,857	156,697
Granted	—	—
Vested	(32,460)	(60,316)
Forfeited	—	—

Outstanding, end of period	49,397	96,381
Stock based compensation expense	$59,202	$96,073

Compensation expense is recorded as a component of General and administrative expenses line item within the Consolidated Statements of Operations.

2012 and 2013 Awards

As noted above, the 2012 and 2013 awards are identical to those issued in 2011 and prior, but contain a provision whereby if the employee terminates employment prior to a sale of the Company, the awards are forfeited, regardless of whether the employee has completed the requisite service period (i.e., vested). As

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012 (Continued)

12. Equity-based Compensation (Continued)

the employee recipients of these awards cannot realize any benefit from vested awards until a sale or change-in-control, the sale represents a performance condition that is outside the Company's control. Thus, as we cannot determine the probability of such a sale transaction, we have not recognized any compensation expense in the 2012 or 2013 consolidated statement of operations for these awards. In the event of a sale transaction, we will recognize compensation expense for vested awards at that time. We awarded 80,000 and 140,000 of these grants during the forty weeks ended October 7, 2013 and October 1, 2012, respectively.

13. Net Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted average shares outstanding during the period, without consideration of common stock equivalents. Diluted net loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method.

The following table presents the computation of basic and diluted net loss per share and the unaudited pro forma basic and diluted net loss per share for the period indicated:

	Forty Weeks Ended
	October 7, 2013	October 1, 2012
Historical net loss per share:
Net loss	$(617,351)	$(1,006,077)
Weighted average shares outstanding, basic and diluted	100	100

Net earnings per share, basic and diluted	$(6,174)	$(10,061)
Pro forma net loss per share (unaudited):
Net loss used to compute pro forma net loss per share, basic and diluted	$—
Weighted average number of shares outstanding, basic and diluted	—
Add: Shares issued to members of Zoe's Investors (see Note 1)	—

Weighted average shares used in computing pro forma net income (loss) per share, basic and diluted	—
Pro forma net income (loss) per share, basic and diluted	$—

14. Subsequent Events

We have evaluated subsequent events through December 27, 2013, the date the financial statements were available to be issued.

On November 26, 2013, we signed the Fourth Amendment to the Credit Facility, The outstanding line of credit at the time of the amendment became part of the Term Loan, increasing total outstanding borrowings under the Term Loan to $38.5 million. In addition, the Line of Credit was increased to $26.5 million with incremental commitments of up to $15.0 million. The maturity date remains unchanged. Our quarterly debt payments are 1.25% of the new term loan commitment with the same payment schedules as noted in the

ZOE'S KITCHEN, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FORTY WEEKS ENDED OCTOBER 7, 2013 AND OCTOBER 1, 2012 (Continued)

14. Subsequent Events (Continued)

Third Amendment. In relation to the amendment we incurred $0.3 million of debt issuance costs. On December 13, 2013 we had a draw of $2.9 million from our line of credit to fund capital projects. As of December 27, 2013, we had $41.4 million outstanding under our $65.0 million Credit Facility, including $38.5 million under the Term Loan and $2.9 million under the Line of Credit, and no additional available borrowing capacity at such date.

On November 11, 2013, we entered into an agreement with a third-party gift card issuer (the "Issuer"). Based on the agreement, we delegated a portion of our gift card liability to the Issuer and agreed to sell certain gift cards, which are issued by the Issuer and redeemable at our retail venues for an initial fee of $0.1 million. The Issuer has agreed to compensate us for all gift card redemptions that are the subject of the agreement. Each month, the Issuer pays us an amount for anticipated future redemptions of the subject gift cards. Per the terms of the agreement, the Issuer pays us a fee when subject gift cards are sold at our restaurant locations. These fees compensate us for services to be provided over the expected life of the gift card.

On November 1, 2013, we executed a letter of intent to purchase two franchise restaurants from one of our franchisees. The acquisition is expected to be completed in the first quarter of 2014.

                             Shares

Zoe's Kitchen, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Jefferies

Piper Jaffray

Baird

Until                             , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             , 2014

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts payable by us, in connection with the offer and sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission ("SEC") registration fee and the Financial Industry Regulatory Authority, Inc. ("FINRA") filing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent and Registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Officers and Directors.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL ("Section 145"), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

None.

Item 16.    Exhibits

(1)
Exhibits:

The exhibit index attached hereto is incorporated herein by reference.

(2)
Financial Statement Schedules:

No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17.    Undertakings

(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)
For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Plano, State of Texas, on                             .

ZOE'S KITCHEN, INC.
By:
Name: Kevin Miles Title: Director, President and Chief Executive Officer

*  *  *  *

 POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints                             and                , and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

Kevin Miles	Director, President and Chief Executive Officer (Principal Executive Officer)
Jason Morgan	Chief Financial Officer (Principal Executive Officer)
James Besch	Controller (Principal Accounting Officer)
Rahul Aggarwal	Director
William M. Barnum, Jr.	Director
Anthony U. Choe	Director
Greg Dollarhyde	Chairman

EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement
3.1	*	Form of Amended and Restated Certificate of Incorporation of Zoe's Kitchen, Inc.
3.2	*	Form of Amended and Restated Bylaws of Zoe's Kitchen, Inc.
3.3	*	Certificate of Incorporation of Zoe's Kitchen, Inc.
3.4	*	Bylaws of Zoe's Kitchen, Inc.
5.1	*	Opinion of Kirkland & Ellis LLP
10.1	*	Zoe's Kitchen, Inc. 2013 Stock Incentive Plan
10.2	*	Engagement Letter between Kevin Miles and Zoe's Kitchen USA, LLC dated April 27, 2009
10.3	*	Engagement Letter between Jason Morgan and Zoe's Kitchen USA, LLC dated April 7, 2008
10.4	*	Amended and Restated Credit Agreement dated September 23, 2011 by and among Zoe's Kitchen USA, LLC, the other persons party to the Amended and Restated Credit Agreement which are designed as a "Credit Party," General Electric Capital Corporation, and the several financial institutions from time to time party to the Amended and Restated Credit Agreement
10.5	*	First Amendment to the Amended and Restated Credit Agreement dated February 22, 2012 by and among Zoe's Kitchen USA, LLC, the other persons party to the Amended and Restated Credit Agreement which are designed as a "Credit Party" which are also party to the First Amendment, General Electric Capital Corporation, and the several financial institutions from time to time party to the Amended and Restated Credit Agreement which are also party to the First Amendment
10.6	*	Second Amendment and Consent to the Amended and Restated Credit Agreement dated June 20, 2012 by and among Zoe's Kitchen USA, LLC, the other persons party to the Amended and Restated Credit Agreement which are designed as a "Credit Party" which are also party to the Second Amendment, General Electric Capital Corporation, and the several financial institutions from time to time party to the Amended and Restated Credit Agreement which are also party to the Second Amendment
10.7	*	Third Amendment to the Amended and Restated Credit Agreement and Reaffirmation of Loan Documents dated November 30, 2012 by and among Zoe's Kitchen USA, LLC, the other persons party to the Amended and Restated Credit Agreement which are designed as a "Credit Party" which are also party to the Third Amendment, General Electric Capital Corporation, and the several financial institutions from time to time party to the Amended and Restated Credit Agreement which are also party to the Third Amendment
10.8	*	Fourth Amendment to the Amended and Restated Credit Agreement and Reaffirmation of Loan Documents dated November 26, 2013 by and among Zoe's Kitchen USA, LLC, the other persons party to the Amended and Restated Credit Agreement which are designed as a "Credit Party" which are also party to the Fourth Amendment, General Electric Capital Corporation, and the several financial institutions from time to time party to the Amended and Restated Credit Agreement which are also party to the Fourth Amendment
10.9	*	Master Reaffirmation Agreement dated September 23, 2011 by and among Zoe's Kitchen USA, LLC, each of the other Credit Parties signatory to the Master Reaffirmation Agreement and General Electric Capital Corporation
10.10	*	Form of Area Development Agreement
10.11	*	Form of Franchise Agreement
10.12	*	Registration Rights Agreement, dated as of October 31, 2007, by and among Zoe's Investors, LLC, Zoe's Kitchen, Inc., Zoe's Kitchen USA, LLC, Brentwood Associates Private Equity IV, L.P. and certain of its other stockholders

Exhibit No.		Description
10.13	*	Form of Indemnification Agreement between Zoe's Kitchen, Inc. and each of its directors and executive officers
10.14	*	Corporate Development and Administrative Services Agreement, dated as of October 31, 2007, by and among Zoe's Investors LLC, Zoe's Kitchen USA, LLC and Brentwood Private Equity IV, LLC
21.1	*	List of Subsidiaries of Zoe's Kitchen, Inc.
23.1	*	Consent of PricewaterhouseCoopers LLP
23.2	*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on the signature page of this Registration Statement)

*
To be filed by amendment.